NO ACT
PE
12-28-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08024836

Received SEC

FEB 11 2008

Washington, DC 20549

February 11, 2008

Michael S. Sigal
Sidley Austin LLP
One South Dearborn
Chicago, IL 60603

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	2/11/2008

Re: Pulte Homes, Inc.
Incoming letter dated December 28, 2007

Dear Mr. Sigal:

This is in response to your letters dated December 28, 2007 and January 28, 2008 concerning the shareholder proposal submitted to Pulte Homes by The Nathan Cummings Foundation, Domini Social Investments, Providence Trust, the General Board of Pension and Health Benefits of the United Methodist Church, and the SEIU Master Trust. We also have received a letter from The Nathan Cummings Foundation dated January 14, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: The Nathan Cummings Foundation and co-proponents
c/o Laura J. Shaffer
Director of Shareholder Activities
The Nathan Cummings Foundation
475 Tenth Avenue, 14th Floor
New York, NY 10018

SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN
CHICAGO, IL 60603
(312) 853 7000
(312) 853 7036 FAX

msigal@sidley.com
(312) 853-7602

December 28, 2007

By Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by The Nathan Cummings Foundation and Co-Filers

Ladies and Gentlemen:

We are counsel to Pulte Homes, Inc. ("Pulte" or the "Company") and, on behalf of Pulte, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend enforcement action if Pulte omits a shareholder proposal and supporting statement (the "Proposal") submitted by The Nathan Cummings Foundation, together with Domini Social Investments, Providence Trust, the General Board of Pension and Health Benefits of the United Methodist Church and SEIU Master Trust (collectively, the "Proponents") for the reasons set forth below. The Proponents seek to include the Proposal in Pulte's proxy materials for the 2008 annual meeting of shareholders (the "2008 Proxy"). The Proposal requests that Pulte's Board of Directors provide to shareholders a climate change report on the feasibility of developing policies that will minimize Pulte's impacts upon climate change, with a focus on reducing greenhouse gas emissions from Pulte's products and operations.

Pulte received copies of the Proposal from the Proponents dated November 26, 2007, November 29, 2007, November 30, 2007, December 4, 2007 and December 5, 2007, respectively. Pursuant to Rule 14a-8(j), Pulte is submitting six paper copies of the Proposal and an explanation as to why Pulte believes that it may exclude the Proposal from the 2008 Proxy. A copy is being submitted to each of the Proponents simultaneously. For your review, we have attached a copy of the entire Proposal as Appendix A. Pulte appreciates the Staff's consideration and time spent reviewing this no action request.

For purposes of our discussion, a key portion of the Proposal reads as follows:

> With residential end-use accounting for such a high proportion of GHG emissions stemming from fossil fuel combustion, a number of recent studies have focused on energy efficiency improvements in residential dwellings as a potential source of emission reductions. .... A second McKinsey study concluded that the residential sector represents the single-largest opportunity to raise energy productivity, noting that, "The adoption of available technologies (including high-efficiency building shells, compact fluorescent lighting, and high-efficiency water heating) would cut...end-use demand for energy by 32 QBTUs in 2020, equivalent to 5 percent of global end-user demand in that year."
>
> Resolved:
>
> Shareholders request that by December 31, 2008 the Board of Directors provide a climate change report, prepared at reasonable cost and omitting proprietary information, on the feasibility of our company developing policies that will minimize its impacts upon climate change, with a focus on reducing greenhouse gas emissions from the company's products and operations.

As described below, the Company believes that the Proposal may be omitted because it relates to the Company's ordinary business operations.

The Proposal Relates to Pulte's Ordinary Business Operations — Rule 14a-8(i)(7).

Pursuant to Rule 14a-8(i)(7), a shareholder proposal may be omitted from a company's proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (available May 21, 1998) (the "1998 Release"), the Commission stated that the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations: The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. Furthermore, in a 1983 release, the Staff stated that merely requesting that the registrant prepare a special report will not remove the proposal from the ordinary business grounds for exclusion. See Exchange Act Release No. 34-20091 (available Aug. 16, 1983). The Proposal at issue affects Pulte's ordinary business operations and seeks to "micro-manage" Pulte's essential business functions.

While proposals relating to ordinary business operations generally are excludable under 14a-8(i)(7), the Commission has made an exception to this general rule for proposals that might touch on ordinary business operations, but truly focus on significant issues of social policy. In the 1998 Release, the Commission noted that such proposals focusing on "sufficiently significant social policy issues...would not be considered to be excludable, because the proposals would transcend the day-to-day business matters...."

While the Proposal has been cast in language suggesting a focus primarily on significant social policy issues, the Company believes the Proposal is instead, at its core, focused on the ordinary business matters of internal assessments of costs and potential revenues or losses related to Pulte's choice of products, raw materials and technologies. Although the Proposal requests that Pulte's Board of Directors provide a "climate change report" on the "feasibility of our company developing policies that will minimize its impacts upon climate change" (a seemingly social-policy focused request), the "feasibility of developing policies" for minimizing the impacts upon climate change is in fact a report on the feasibility of developing policies with respect to the selection and availability of particular products, raw materials and building technologies in view of local building codes, zoning requirements and other requirements of local municipalities, as well as current market conditions, customer preferences and competitive factors.

There is little question that the Proponents believe it is "feasible" for companies serving the residential sector to minimize their respective impacts upon climate change by adopting policies requiring the use of available technologies. In fact, this is presupposed by the Proponents, as evidenced by the inclusion of studies such as the McKinsey studies cited in the Proposal's supporting statement. The Proposal cites, for example: "The adoption of available technologies (including high-efficiency building shells, compact fluorescent lighting, and high-efficiency water heating) would cut…end-use demand for energy by 32 QBTUs in 2020, equivalent to 5 percent of global end-user demand in that year." This, however, cannot be the type of feasibility analysis that is sought by the Proposal. Instead, any such feasibility analysis must focus not only on the impact of the use of available technologies on climate change, but, of necessity, on local building codes, zoning requirements and other requirements of local municipalities, as well as current market conditions, customer preferences, competitive factors and a cost-benefit evaluation with respect to the selection of the Company's product offerings, choice and availability of raw materials and building technologies. These are matters that clearly are within Pulte's ordinary business operations and are fundamental to management's ability to run the Company on a day-to-day basis. Thus, the proposal seeks the direct involvement of shareholders in management's judgments with respect to the Company's ordinary business operations.

That the Proposal's focus is, at its core, on economic matters is further acknowledged by a statement in the transmittal letter from The Nathan Cummings Foundation, which states in relevant part, "the Foundation believes that the way in which a company approaches major public policy issues has important implications for long-term shareholder value. It is with these considerations in mind that we submit this resolution…."

Judgments concerning the selection of products to be sold and raw materials to be used are inherently based on complex business considerations that are outside the knowledge and expertise of shareholders and fall within Pulte's ordinary business operations. The Staff has concurred with this view in numerous no-action requests. See, e.g., Walgreen Co. (Oct. 13, 2006) (permitting exclusion of a proposal requesting a report on the use of carcinogens and harmful chemicals in the company's private label cosmetics and personal care products lines and describing options for using safer alternatives); Wal-Mart Stores, Inc. (Mar. 24, 2006) (permitting exclusion of a proposal requesting a report evaluating the company's policies and procedures for minimizing customers' exposure to toxic substances in products); Seaboard Corporation (Mar. 3, 2003) (permitting exclusion of proposal requesting a report on use of antibiotics by company's hog suppliers); Kmart Corporation (Feb. 23, 1993) (permitting exclusion of a proposal that a company subsidiary stop sales of violent and/or sexually explicit literature and media); and The Kroger Co. (Mar. 23, 1992) (permitting exclusion of a proposal relating to products and product lines retailed by the company including the choice of processes and supplies used in the preparation of its products).

For Pulte specifically, the evaluation and selection of product offerings and raw materials involves complex analysis and decisionmaking with respect to a wide array of considerations relating to, among others, highly technical mechanical and structural issues associated with the use of new materials and technologies, choice of suppliers, cost and pricing considerations, evaluation of customer demand for specific products, evaluation of current market conditions and other competitive factors, all of which are business issues of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment, and which should not be subject to "micro-management" by the Company's shareholders.

On a number of occasions the Staff also has granted relief under 14a-8(i)(7) where a shareholder proposal related to a company's choice of technologies, including International Business Machines Corporation (Jan. 6, 2005) (permitting exclusion of a proposal requesting the company to employ specific technology in its software); WPS Resources Corporation (Feb. 16, 2001) (permitting exclusion of a proposal requesting that a utility company develop new co-generation facilities and other technologies and improve energy efficiency); and Union Pacific Corporation (Dec. 16, 1996) (granting relief under Rule 14a-8(i)(7) to exclude a proposal requesting a report on the development and adaptation of a new railroad safety technology). The Proponents' request for a report with a specific focus on reducing greenhouse gas emissions from the Company's products and operations clearly deals with issues and considerations that directly and indirectly involve Pulte's choice of products, building technologies and raw materials, evaluation of costs and revenues or losses associated with the implementation of such products, technologies and materials, and other ordinary business operations. The ability to make these types of decisions has been recognized by the Staff on a number of occasions as being fundamental to management's ability to control the operations of the Company, and, as such, is not appropriately transferred to the Company's shareholders. Therefore, Pulte believes that the Proposal may be omitted from its 2008 Proxy in accordance with Rule 14a-8(i)(7).

Staff's Response

Pursuant to SLB 14C, in order to facilitate transmission of the Staff's response to our request during the highest volume period of the shareholder proposal season, our facsimile number is (312) 853-7036 and the Proponents' facsimile numbers are set forth below. Further, in appreciation of the Staff's work during the height of the proxy season, we have included photocopies of all no-action letters cited in this no action request as Appendix B.

Based on the foregoing, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted and that it will not recommend enforcement action if the Proposal is excluded from the 2008 Proxy.

If you have any questions or need any additional information, please contact the undersigned. We appreciate your attention to this request.

Very truly yours,

Michael S. Sigal

Michael S. Sigal

Enclosures

cc: The Nathan Cummings Foundation
475 Tenth Avenue
14th Floor
New York, New York 10018
Attn: Laura Shaffer
Fax: (212) 787-7377

Domini Social Investments
536 Broadway, 7th Floor
New York, New York 10012-3915
Attn: Karen Shapiro
Fax: (212) 217-1101

cc: Providence Trust
515 SW 24th Street
San Antonio, Texas 78207-4619
Attn: Sr. Madonna Sangalli, CDP
Fax: (210) 431-9965

General Board of Pension and Health Benefits of the United Methodist Church
1201 Davis Street
Evanston, Illinois 60201
Attn: Laura Shaffer
Fax: (847) 475-5061

SEIU Master Trust
11 Dupont Circle, N.W.
Suite 900
Washington, D.C. 20036-1202
Attn: Stephen Albrecht
Fax: (202) 842-0046

Mr. Steven M. Cook
Vice President, General Counsel and Secretary
Pulte Homes, Inc.
100 Bloomfield Hills Parkway
Suite 300
Bloomfield Hills, Michigan 48304

Appendix A

THE · NATHAN · CUMMINGS · FOUNDATION

November 26, 2007

Mr. Steven M. Cook
VP, General Counsel & Secretary
Pulte Homes, Inc.
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, Michigan 48304

Dear Mr. Cook:

The Nathan Cummings Foundation is an endowed institution with approximately $570 million of investments. As a private foundation, the Nathan Cummings Foundation is committed to the creation of a socially and economically just society and seeks to facilitate sustainable business practices by supporting the accountability of corporations for their actions. As an institutional investor, the Foundation believes that the way in which a company approaches major public policy issues has important implications for long-term shareholder value.

It is with these considerations in mind that we submit this resolution for inclusion in the Pulte Homes, Inc. proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate an indication in the proxy statement that the Nathan Cummings Foundation is the primary proponent of this resolution. At least one representative of the filers will attend the stockholders' meeting to move the resolution as required by the rules of the Securities and Exchange Commission.

The Nathan Cummings Foundation is the beneficial owner of over $2,000 worth of shares of Pulte Homes, Inc. stock. Verification of this ownership, provided by Northern Trust, our custodian bank, is included with this letter. We have continuously held over $2,000 worth of the stock for more than one year and will continue to hold these shares through the shareholder meeting.

If you have any questions or concerns about this resolution or would like to speak with us about your efforts to address climate change, please contact Laura Shaffer at (212) 787-7300. Thank you for your time.

Sincerely,

Lance E. Lindblom
President and CEO

Laura J. Shaffer
Director of Shareholder Activities

cc: Interfaith Center on Corporate Responsibility Members and Associates

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

The Intergovernmental Panel on Climate Change (IPCC) recently concluded that warming of the climate system is unequivocal and that human activity is the main cause. Debate surrounding climate change now focuses not on whether a problem exists but rather on the best means for abatement and adaptation.

The rise in average global temperatures resulting from climate change is expected to have significant adverse impacts. According to *Business Week*, many scientists agree that the warmer temperatures resulting from climate change are causing more powerful storms and perhaps intensifying extreme weather events including droughts and wild fires. Thermal expansion and melting ice sheets are expected to lead to rising sea levels, with significant implications for coastal communities. Rising temperatures will also impact fresh water supplies. California's Department of Water Resources, for instance, has stated that, "Adapting California's water management systems to climate change presents one of the most significant challenges for the 21st century."

Climate change also has important economic implications. The *Stern Review*, often cited as the most comprehensive overview of the economics of climate change, estimated that the cumulative economic impacts of climate change could be equivalent to a loss of up to 20% of average world-wide consumption if action is not taken quickly. A more general pronouncement in the IPCC's report, *Climate Change 2007: Impacts, Adaptation and Vulnerability*, observed that "Taken as a whole, the range of published evidence indicates that the net damage costs of climate change are likely to be significant and to increase over time."

According to the *Washington Post*, "Buildings are the largest source of the greenhouse-gas emissions that are causing global warming, and in the United States, half of building-related emissions are from houses." The EPA estimates that the residential end-use sector accounted for 21% of CO2 emissions from fossil fuel combustion in 2005.

With residential end-use accounting for such a high proportion of GHG emissions stemming from fossil fuel combustion, a number of recent studies have focused on energy efficiency improvements in residential dwellings as a potential source of emission reductions. One recent study in *The McKinsey Quarterly* found that nearly a quarter of cost-effective GHG abatement potential involves efficiency-enhancing measures geared at reducing demand in the buildings and transportation sectors. A second McKinsey study concluded that the residential sector represents the single-largest opportunity to raise energy productivity, noting that, "The adoption of available technologies (including high-efficiency building shells, compact fluorescent lighting, and high-efficiency water heating) would cut ... end-use demand for energy by 32 QBTUs in 2020, equivalent to 5 percent of global end-user demand in that year."

RESOLVED:
Shareholders request that by December 31, 2008 the Board of Directors provide a climate change report, prepared at reasonable cost and omitting proprietary information, on the feasibility of our company developing policies that will minimize its impacts upon climate change, with a focus on reducing greenhouse gas emissions from the company's products and operations.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

November 26, 2007

To Whom It May Concern:

This letter will verify that the Nathan Cummings Foundation held 938 shares of Pulte Homes Inc worth $9,032.94 as of November 23, 2007. The Nathan Cummings Foundation has held at least $2,000 worth of shares of Pulte Homes Inc for more than one year and will continue to hold at least $2,000 worth of shares at the time of your next annual meeting.

The Northern Trust Company serves as custodian and record holder for the Nathan Cummings Foundation. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Laura Shaffer is a representative of the Nathan Cummings Foundation and is authorized to act in their behalf with respect to matters pertaining to this proposal.

Sincerely,

Frank Fauser
Vice President

Holdings for Nathan Cummings Foundation as of November 23, 2007

Custodian: Northern Trust Company

Account name	Account #	Asset Description	Shares	Market Value	Cusip	Symbol
N CUMMINGS	26-91300	Pulte Homes Inc	138.00	1,328.94	745867101	PHM
N CUMMINGS	26-76461	Pulte Homes Inc	800.00	7,704.00	745867101	PHM

Domini
SOCIAL INVESTMENTS

The Way You Invest Matters®

November 29, 2007

RECEIVED
DEC 05 2007

Mr. Steven M. Cook
VP, General Counsel & Secretary
Pulte Homes, Inc.
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, Michigan 48304

Sent via UPS

Dear Mr. Cook:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of funds, including the Domini Social Equity Fund.

We are submitting the enclosed shareholder proposal for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Pulte Homes, Inc. shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Pulte Homes, Inc. shares from State Street Corp., custodian of our Portfolio, is enclosed. A representative of the filers will attend the stockholders' meeting to move the resolution as required.

We are co-filing this resolution along with the Nathan Cummings Foundation. Please consider Nathan Cummings Foundation as the primary filer of this resolution.

If you wish to contact me directly, I can be reached by e-mail at kshapiro@domini.com, or by phone at 212-217-1112. We look forward to hearing from you.

Sincerely,

Karen Shapiro
Shareholder Advocacy Associate

Encl.

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com

The Intergovernmental Panel on Climate Change (IPCC) recently concluded that warming of the climate system is unequivocal and that human activity is the main cause. Debate surrounding climate change now focuses not on whether a problem exists but rather on the best means for abatement and adaptation.

The rise in average global temperatures resulting from climate change is expected to have significant adverse impacts. According to *Business Week*, many scientists agree that the warmer temperatures resulting from climate change are causing more powerful storms and perhaps intensifying extreme weather events including droughts and wild fires. Thermal expansion and melting ice sheets are expected to lead to rising sea levels, with significant implications for coastal communities. Rising temperatures will also impact fresh water supplies. California's Department of Water Resources, for instance, has stated that, "Adapting California's water management systems to climate change presents one of the most significant challenges for the 21st century."

Climate change also has important economic implications. The *Stern Review*, often cited as the most comprehensive overview of the economics of climate change, estimated that the cumulative economic impacts of climate change could be equivalent to a loss of up to 20% of average world-wide consumption if action is not taken quickly. A more general pronouncement in the IPCC's report, *Climate Change 2007: Impacts, Adaptation and Vulnerability*, observed that "Taken as a whole, the range of published evidence indicates that the net damage costs of climate change are likely to be significant and to increase over time."

According to the *Washington Post*, "Buildings are the largest source of the greenhouse-gas emissions that are causing global warming, and in the United States, half of building-related emissions are from houses." The EPA estimates that the residential end-use sector accounted for 21% of CO2 emissions from fossil fuel combustion in 2005.

With residential end-use accounting for such a high proportion of GHG emissions stemming from fossil fuel combustion, a number of recent studies have focused on energy efficiency improvements in residential dwellings as a potential source of emission reductions. One recent study in *The McKinsey Quarterly* found that nearly a quarter of cost-effective GHG abatement potential involves efficiency-enhancing measures geared at reducing demand in the buildings and transportation sectors. A second McKinsey study concluded that the residential sector represents the single-largest opportunity to raise energy productivity, noting that, "The adoption of available technologies (including high-efficiency building shells, compact fluorescent lighting, and high-efficiency water heating) would cut … end-use demand for energy by 32 QBTUs in 2020, equivalent to 5 percent of global end-user demand in that year."

RESOLVED:

Shareholders request that by December 31, 2008 the Board of Directors provide a climate change report, prepared at reasonable cost and omitting proprietary information, on the feasibility of our company developing policies that will minimize its impacts upon climate change, with a focus on reducing greenhouse gas emissions from the company's products and operations.

STATE STREET

200 Clarendon St.
Boston, MA 02116

December 3, 2007

Adam Kanzer
General Counsel & Director of Shareholder Advocacy
536 Broadway, 7th Floor
New York, NY 10012-3915

Re: Domini Social Equity Trust

Dear Mr. Kanzer:

This is to confirm that State Street Corporation, as custodian for the Domini Social Equity Trust, was holding the following security in account 2212 at the Depository Trust Company as of November 29, 2007.

Security	Number of Shares	Shares Held 1+ Years
Pulte	1,594	1,594

If you have any questions or need additional information, please contact me at (617) 937-8481.

Sincerely,

Anthony Riccio

Account Manager
State Street Corporation

Providence Trust

515 SW 24th Street San Antonio, TX 78207-4619

November 30, 2007

RICHARD J. DUGAS JR. – CEO
PULTE HOMES INC.
100 BLOOMFIELD HILLS PARKWAY
SUITE 300
BLOOMFIELD HILL, MI 48304

Dear Mr. Dugas,

On behalf of PROVIDENCE TRUST, I write to give notice that pursuant to the 2008 proxy statement of Pulte Home Inc. and Rule 14a-8 under the Securities Exchange Act of 1934, Providence Trust intends to co-file the attached proposal with Nathan Cummings Foundation at the 2008 annual meeting of shareholders. The Trust is a beneficial owner of $2,000 worth of shares and has held these shares for over one year. In addition, the Trust intends to hold the shares through the date on which the Annual Meeting is held.

Laura Shaffer with Nathan Cummings Foundation will be our representative regarding this resolution and can be reached at 212-787-7300 ext. 235.

Sincerely yours,

Sr. Madonna Sangalli

Sr. Madonna Sangalli, CDP
Trustee/Administrator
Providence Trust

Homebuilders - Emissions Reduction
2008 – Pulte Homes Inc.

The Intergovernmental Panel on Climate Change (IPCC) recently concluded that warming of the climate system is unequivocal and that human activity is the main cause. Debate surrounding climate change now focuses not on whether a problem exists but rather on the best means for abatement and adaptation.

The rise in average global temperatures resulting from climate change is expected to have significant adverse impacts. According to Business Week, many scientists agree that the warmer temperatures resulting from climate change are causing more powerful storms and perhaps intensifying extreme weather events including droughts and wild fires. Thermal expansion and melting ice sheets are expected to lead to rising sea levels, with significant implications for coastal communities. Rising temperatures will also impact fresh water supplies. California's Department of Water Resources, for instance, has stated that, "Adapting California's water management systems to climate change presents one of the most significant challenges for the 21st century."

Climate change also has important economic implications. The Stern Review, often cited as the most comprehensive overview of the economics of climate change, estimated that the cumulative economic impacts of climate change could be equivalent to a loss of up to 20% of average world-wide consumption if action is not taken quickly. A more general pronouncement in the IPCC's report, Climate Change 2007: Impacts, Adaptation and Vulnerability, observed that "Taken as a whole, the range of published evidence indicates that the net damage costs of climate change are likely to be significant and to increase over time."

According to the Washington Post, "Buildings are the largest source of the greenhouse-gas emissions that are causing global warming, and in the United States, half of building-related emissions are from houses." The EPA estimates that the residential end-use sector accounted for 21% of CO_2 emissions from fossil fuel combustion in 2005.

With residential end-use accounting for such a high proportion of GHG emissions stemming from fossil fuel combustion, a number of recent studies have focused on energy efficiency improvements in residential dwellings as a potential source of emission reductions. One recent study in The McKinsey Quarterly found that nearly a quarter of cost-effective GHG abatement potential involves efficiency-enhancing measures geared at reducing demand in the buildings and transportation sectors. A second McKinsey study concluded that the residential sector represents the single-largest opportunity to raise energy productivity, noting that, "The adoption of available technologies (including high-efficiency building shells, compact fluorescent lighting, and high-efficiency water heating) would cut ... end-use demand for energy by 32 QBTUs in 2020, equivalent to 5 percent of global end-user demand in that year."

RESOLVED: Shareholders request that by December 31, 2008 the Board of Directors provide a climate change report, prepared at reasonable cost and omitting proprietary information, on the feasibility of our company developing policies that will minimize its impacts upon climate change, with a focus on reducing greenhouse gas emissions from the company's products and operations.

General Board of Pension and Health Benefits
of The United Methodist Church

Caring For Those Who Serve

1201 Davis Street
Evanston, Illinois 60201-4118
847-869-4550
www.gbophb.org

December 4, 2007

Steven M. Cook
Vice President, General Counsel, and Secretary
Pulte Homes, Inc.
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, Michigan 48304

Re: Shareholder Proposal

Dear Mr. Cook:

I am writing on behalf of the General Board of Pension and Health Benefits, beneficial owner of 22,183 shares of Pulte Homes stock. I am co-filing the enclosed shareholder proposal with the Nathan Cummings Foundation for consideration and action at your 2008 Annual Meeting. In brief, the proposal requests Pulte Homes to report to shareholders on how the company's operations are affecting climate change and on what our company is doing to minimize its negative impacts. Consistent with Regulation 14A-12 of the Securities and Exchange Commission (SEC) Guidelines, please include our proposal in the proxy statement.

In accordance with SEC Regulation 14A-8, the General Board has continuously held Pulte Homes shares totaling at least $2,000 in market value for at least one year prior to the date of this filing. Proof of ownership is enclosed. It is the General Board's intent to maintain ownership of Pulte Homes stock through the date of the 2008 Annual Meeting.

The General Board believes that responsible companies are proactively managing their relationships to the environment and mitigating the negative impacts they have. Last week, 150 global business leaders signed the Bali Communiqué calling for a binding UN framework to address climate change. Companies at the forefront of this issue are better positioned to respond to changes in legislation and consumer demands and provide additional shareholder value.

If you have any questions concerning this resolution, please contact Laura Shaffer, Director of Shareholder Activities at the Nathan Cummings Foundation, at 212-787-7300 or laura.shaffer@nathancummings.org. Specific issues related to the General Board may be directed to Dan Nielsen, Manager of Socially Responsible Investing at 847-866-4592 or daniel_nielsen@gbophb.org.

Thank you in advance for your time and attention.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
Director, Corporate Relations

Pulte Homes - 2008

The Intergovernmental Panel on Climate Change (IPCC) recently concluded that warming of the climate system is unequivocal and that human activity is the main cause. Debate surrounding climate change now focuses not on whether a problem exists but rather on the best means for abatement and adaptation.

The rise in average global temperatures resulting from climate change is expected to have significant adverse impacts. According to *Business Week*, many scientists agree that the warmer temperatures resulting from climate change are causing more powerful storms and perhaps intensifying extreme weather events including droughts and wild fires. Thermal expansion and melting ice sheets are expected to lead to rising sea levels, with significant implications for coastal communities. Rising temperatures will also impact fresh water supplies. California's Department of Water Resources, for instance, has stated that, "Adapting California's water management systems to climate change presents one of the most significant challenges for the 21st century."

Climate change also has important economic implications. The *Stern Review*, often cited as the most comprehensive overview of the economics of climate change, estimated that the cumulative economic impacts of climate change could be equivalent to a loss of up to 20% of average world-wide consumption if action is not taken quickly. A more general pronouncement in the IPCC's report, *Climate Change 2007: Impacts, Adaptation and Vulnerability*, observed that "Taken as a whole, the range of published evidence indicates that the net damage costs of climate change are likely to be significant and to increase over time."

According to the *Washington Post*, "Buildings are the largest source of the greenhouse-gas emissions that are causing global warming, and in the United States, half of building-related emissions are from houses." The EPA estimates that the residential end-use sector accounted for 21% of CO_2 emissions from fossil fuel combustion in 2005.

With residential end-use accounting for such a high proportion of GHG emissions stemming from fossil fuel combustion, a number of recent studies have focused on energy efficiency improvements in residential dwellings as a potential source of emission reductions. One recent study in *The McKinsey Quarterly* found that nearly a quarter of cost-effective GHG abatement potential involves efficiency-enhancing measures geared at reducing demand in the buildings and transportation sectors. A second McKinsey study concluded that the residential sector represents the single-largest opportunity to raise energy productivity, noting that, "The adoption of available technologies (including high-efficiency building shells, compact fluorescent lighting, and high-efficiency water heating) would cut ... end-use demand for energy by 32 QBTUs in 2020, equivalent to 5 percent of global end-user demand in that year."

RESOLVED:
Shareholders request that by December 31, 2008 the Board of Directors provide a climate change report, prepared at reasonable cost and omitting proprietary information, on the feasibility of our company developing policies that will minimize its impacts upon climate change, with a focus on reducing greenhouse gas emissions from the company's products and operations.

DEC 0 6 2007

SEIU
Stronger Together

Via Overnight Mail

December 5, 2007

Mr. Steven M. Cook
VP, General Counsel & Secretary
Pulte Homes, Inc.
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, Michigan 48304

Dear Mr. Cook:

On behalf of the SEIU Master Trust ("the Trust"), I write to give notice that, pursuant to the 2007 proxy statement of Pulte Homes, Inc. (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2008 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of Pulte shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held. The Trust is co-filing this proposal with The Nathan Cummings Foundation, who is serving as lead filer and primary contact.

The Proposal is attached. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. A proof of share ownership letter is being sent to you, under separate cover, following this filing. Please contact me at (202)730-7051 if you have any questions.

Sincerely,

Stephen Abrecht
Executive Director of Benefit Funds

SA:TR:bh
Attachment

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org

The Intergovernmental Panel on Climate Change (IPCC) recently concluded that warming of the climate system is unequivocal and that human activity is the main cause. Debate surrounding climate change now focuses not on whether a problem exists but rather on the best means for abatement and adaptation.

The rise in average global temperatures resulting from climate change is expected to have significant adverse impacts. According to *Business Week*, many scientists agree that the warmer temperatures resulting from climate change are causing more powerful storms and perhaps intensifying extreme weather events including droughts and wild fires. Thermal expansion and melting ice sheets are expected to lead to rising sea levels, with significant implications for coastal communities. Rising temperatures will also impact fresh water supplies. California's Department of Water Resources, for instance, has stated that, "Adapting California's water management systems to climate change presents one of the most significant challenges for the 21st century."

Climate change also has important economic implications. The *Stern Review*, often cited as the most comprehensive overview of the economics of climate change, estimated that the cumulative economic impacts of climate change could be equivalent to a loss of up to 20% of average world-wide consumption if action is not taken quickly. A more general pronouncement in the IPCC's report, *Climate Change 2007: Impacts, Adaptation and Vulnerability*, observed that "Taken as a whole, the range of published evidence indicates that the net damage costs of climate change are likely to be significant and to increase over time."

According to the *Washington Post*, "Buildings are the largest source of the greenhouse-gas emissions that are causing global warming, and in the United States, half of building-related emissions are from houses." The EPA estimates that the residential end-use sector accounted for 21% of $CO2$ emissions from fossil fuel combustion in 2005.

With residential end-use accounting for such a high proportion of GHG emissions stemming from fossil fuel combustion, a number of recent studies have focused on energy efficiency improvements in residential dwellings as a potential source of emission reductions. One recent study in *The McKinsey Quarterly* found that nearly a quarter of cost-effective GHG abatement potential involves efficiency-enhancing measures geared at reducing demand in the buildings and transportation sectors. A second McKinsey study concluded that the residential sector represents the single-largest opportunity to raise energy productivity, noting that, "The adoption of available technologies (including high-efficiency building shells, compact fluorescent lighting, and high-efficiency water heating) would cut ... end-use demand for energy by 32 QBTUs in 2020, equivalent to 5 percent of global end-user demand in that year."

RESOLVED:
Shareholders request that by December 31, 2008 the Board of Directors provide a climate change report, prepared at reasonable cost and omitting proprietary information, on the feasibility of our company developing policies that will minimize its impacts upon climate change, with a focus on reducing greenhouse gas emissions from the company's products and operations.

Appendix B

(certain supporting materials omitted)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

January 6, 2005

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-6-2005

Re: International Business Machines Corporation
Incoming letter dated December 13, 2004

Dear Mr. Moskowitz:

This is in response to your letter dated December 13, 2004 concerning the shareholder proposal submitted to IBM by Edward S. Lowry and M. J. Leslie Lowry. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Edward S. Lowry
M. J. Leslie Lowry
7 Alder Way
Bedford, MA 01730

January 6, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated December 13, 2004

The proposal requests that the board take steps to offer IBM customers software technology that has greater simplicity.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(7), as relating to IBM's ordinary business operations (i.e., the design and development of IBM's software products). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

IBM

Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

December 13, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Subject: Stockholder Proposal of Mr. and Mrs. Edward S. Lowry

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of a proposal (the "Proposal") submitted to International Business Machines Corporation (the "Company" or "IBM") by Mr. Edward S. Lowry, a former IBM employee, together with M.J. Leslie Lowry, as joint tenants. (See **Exhibit A**). Mr. Lowry will be sometimes hereinafter be referred to for convenience as the "Proponent".

The Proposal seeks for the Company to:

> "take steps to offer IBM customers software technology that enables the customers to express their software with simplicity as advanced as was allowed by technology that was designed at IBM 30 years ago."

IBM believes the Proposal may be properly omitted from the proxy materials for IBM's annual meeting of shareholders scheduled to be held on April 26, 2005 (the "2005 Annual Meeting") for the reasons discussed below.

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) AS RELATING TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF IBM.

The Company believes that the Proposal may properly be omitted from the Company's proxy materials for the 2005 Annual Meeting pursuant to the provisions of Rule 14a-8(i)(7) because it deals with matters relating to the conduct of the ordinary business operations of the Company.

Rule 14a-8(i)(7) allows a company to omit shareholder proposals from its proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." The Commission has determined that a proposal is excludable under Rule 14a-8(i)(7), and its predecessor, Rule 14a-8(c)(7), if the proposal involves business matters that are mundane in nature and does not implicate any substantial policy or other considerations. See Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 12999, [1976-77 Transfer Binder] Fed. Sec. L. Rep. ¶ 80,812, at 87,123, 87,131 (Nov. 22, 1976).

The Commission has also noted more recently that "[t]he general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See Amendments to Rules on Shareholder Proposals, Release 34-40018 (63 Federal Register No 102, May 28, 1998 at p. 29,108) See also Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 relating to Proposals by Security Holders, Exchange Act Release No. 19135 (October 14, 1982), at note 47. This Proposal presents precisely such a situation.

At its essence, the instant Proposal seeks for the Company to make our software simpler, and wants us to do so by employing technology designed by IBM 30 years ago. More specifically, the Proponent wants us to employ the very methodology the Proponent himself wrote up in a 1977 IBM Technical Report while employed by IBM. An abstract of the Proponent's Technical Report, entitled "PROSE Specification," is set forth as **Exhibit B**. A complete copy of such report is available to the staff upon request. As described below, the Proposal relates to the mainline business of the Company and how we design our software products, and it invokes no substantial policy or other considerations. As such, the instant Proposal is subject to omission under Rule 14a-8(i)(7).

THE DESIGN, DEVELOPMENT AND SUPPORT OF IBM'S SOFTWARE ARE ALL MATTERS FALLING DIRECTLY WITHIN THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

IBM is a global information technology company, and software is a very important part of our business. In 2003, IBM reported total revenue of over $89 billion. Over $14 billion of such revenue came from our Software Segment. Gross Profit for the Software Segment was over $12 billion, with a resulting gross profit margin for this segment of 86.5%. We are very proud of our software offerings. IBM offers a variety of software products, including, among others, our WebSphere family, Data Management DB2, and many other software products from Lotus, Tivoli, Rational and other software companies IBM acquired and integrated into our business. In short, software technology is integral to our business, and we design, develop and support our software in the ordinary course of our business. A complete overview of IBM software offerings can be gleaned by visiting

http://www-306.ibm.com/software/ on the Internet. (See **Exhibit C**)

The Proponent is a former IBM employee and a computer programming specialist. As such, he is knowledgeable on technological matters and related software programming concepts. The Proponent, looking at today's software technology, believes it is too complex. He asks IBM to improve the quality of our software by making it simpler. He points us to a 71 page Technical Report ***he authored*** at the IBM Poughkeepsie, New York Laboratory, entitled PROSE Specification. The abstract to his Technical Report, set forth as **Exhibit B** hereto, provides:

PROSE is a formal programming language with a high degree of data representation independence. The objective of PROSE is to improve ease of use by reducing complexity. Complexity addresses total user interface, user programs and automatic analysis of programs.[1]

The Proponent's ideas, while certainly thoughtful, are not properly the subject of a stockholder proposal, as they fall directly within the Company's ordinary business operations under Rule 14a-8(i)(7). Company decision making related to our software and other product design, development and support all are clearly matters for IBM management, rather than shareholder evaluation, and are therefore all part of the ordinary business operations of the Company.

In this connection, the Commission has long recognized that a variety of proposals regarding the selection of products, services or offerings to be developed by a registrant, as well as proposals regarding the manner in which those products, services or offerings should be designed, developed, distributed, promoted or supported by a registrant, relate to a company's ordinary business operations and are thereby excludable from proxy consideration under Rule 14a-8(i)(7). See Pfizer Inc. (January 25, 2004)(product research, development and testing are ordinary business matters); H.J. Heinz Company (June 2, 1999)(submissions relating to various aspects of Heinz's operations, including pickle processing methods and the distribution and sale of pickles, were properly excluded as ordinary business matters under Rule 14a-8(i)(7)); General Electric Company (February 4, 1999)(proposal to offer long term care insurance was properly excluded as relating to company's ordinary business operations (i.e., offering of a particular product)); **International Business Machines Corporation** (December 22, 1997)*(proposal to have IBM implement a policy to increase market share in the home and small office software market excluded by staff as ordinary business (i.e., product marketing)*); Mattel, Inc. (January 4, 1996)(determining the manufacturing specifications of a registrant's products, as well as deciding that such specifications would be attractive to and appropriate for a broad consumer segment was properly determined by the staff to fall within the issuer's ordinary business operations, as relating to the nature, content or presentation of a product); Philip Morris Companies, Inc. (February 3, 1993)(proposal to establish a National Cheese Exchange Review Committee to research and recommend to management ways to stabilize the cost of raw milk used in the Company's cheese products and to streamline the company's cheese procurement practices properly excluded as ordinary business); The Kroger Company (March 23, 1992)(use of food irradiation processes and the use and sales of irradiated foodstuffs properly excluded as ordinary business (i.e., products and product lines retailed by the company including the choice of processes and supplies used in the preparation of its products); IBM (January 14, 1991)*(proposal relating to the development of a particular product by IBM excluded as ordinary business)*; American Telephone and Telegraph Company (December 19, 1986)(proposal to have management produce and offer telephone sets standardized for persons having diminished hearing properly excluded as ordinary business); Prime Computer Inc. (February 10, 1986) (proposal to alter the company's policies with respect to software license fees excluded as ordinary business (i.e., the determination of appropriate fees for company products or services)); Potlatch Corp. (January 23, 1986)(proposal relating to restarting certain operations in the registrant's "Western Wood Products" division excluded as ordinary business (i.e. determining when to reduce or increase operations at the registrant's facilities)); **International Business Machines**

[1] The full 71 page Technical Report authored by the Proponent is far more detailed, and its complexity makes it beyond the comprehension of lay stockholders. At the request of the staff, IBM would be happy to make a copy of the Technical Report available for review.

<u>Corporation</u> (January 14, 1986)(*proposal to have IBM provide customers with certain programming materials, including "computer readable source code" excluded as ordinary business (i.e., determining the form in which Company computer programs will be delivered*)). The same result should apply to the Proposal in the instant case, and the Proposal excluded as part of this Company's ordinary business operations.

The instant Proposal is very similar to the letter in <u>International Business Machines Corporation</u> (December 22, 1997). There, the stockholder was also a former IBM employee, and he did not agree with the direction IBM was taking with respect to the software products IBM delivered to the home and small office business marketplace. That former IBM employee -- also being somewhat more knowledgeable than a layman off the street unfamiliar with our desktop software -- thought IBM ought to be doing more than we were in the small business marketplace, either by delivering another version of OS/2, another operating system for the small business marketplace, or other software products that he, as a former IBMer would find to be suitable. The staff permitted IBM to omit that proposal under the ordinary business exclusion. The same result should apply here.

In substance, the instant situation no different. As in <u>International Business Machines Corporation</u>, *<u>supra</u>*, the instant Proponent has his own views on our software design and development. He would like IBM to simplify our software utilizing a design IBM developed in 1974, which the Proponent himself outlined in a 1977 IBM Technical Report (**Exhibit B**). While the Proponent, as a former IBM employee, is certainly far more techno-saavy than the average IBM stockholder (including the undersigned), and while he may have his own opinions on the design and development of IBM's software products, just as in <u>International Business Machines Corporation</u>, *<u>supra</u>*, it is clear that these views cannot properly form the basis of a stockholder proposal under Rule 14a-8(i)(7).

The instant Proposal, while fixed in terms of this Company's software offerings, can also be analyzed in the same manner set forth a few years ago in <u>Mattel, Inc</u>. (January 4, 1996). In <u>Mattel</u>, a stockholder, dissatisfied with the way the toy manufacturer designed, portrayed and marketed one of its flagship products, the Barbie Doll, lodged a proposal seeking to direct Mattel to redesign the doll in a way that stockholder thought would be more suitable. The stockholder did not like the image Mattel's Barbie Doll portrayed in the marketplace, and believed that if Mattel were to redesign the Barbie with more realistic body proportions, the new Barbie would be a more positive role model. The registrant, in an unusually well-drafted request for no-action relief, correctly maintained that the ordinary business exclusion should be applied. In describing the application of the ordinary business exclusion to that proposal, the registrant wrote that:

> [the Company's] management, under supervision of the Board of Directors, is best positioned to determine how to design and manufacture its products and best serve its customers. Over the years, the development, design and marketing of Mattel's product by management have created enduring and popular products like the BARBIE doll, and Mattel's stockholders have enjoyed the consequent rewards. *Were stockholder proposals to become an approved mechanism for addressing product issues, special interest groups, or for that matter stockholders with differing visions as to how to run a company, could veto a particular product or delay or block its successful introduction into the marketplace. Mattel could not effectively conduct its operations or compete under such circumstances. Persons or interest groups dissatisfied with product decisions by a company's management have numerous means of communicating their views, including refusing to purchase such products, selling their shares, seeking a change in management or undertaking public relations campaigns. However, the shareholder resolution mechanism is an inappropriate forum to debate matters involving, like the Proposal, a company's ordinary business.* (*emphasis added*)

The same analysis advanced so cogently in Mattel can also be applied with equal force to this Proposal.

In a variety of other analogous cases, the staff has consistently ruled that proposals may be excluded under Rule 14a-8(i)(7) where they would seek to regulate, eliminate or otherwise modify the way the registrant delivers its product or service offerings. See Marriott International, Inc. (February 13, 2004)(proposal to issue and enforce a corporate policy against any of its hotels or resorts which it owns or manages from selling or offering to sell any sexually explicit materials through pay-per-view or in its gift shop excluded under rule 14a-8(i)(7) **(i.e. the sale and display of a particular product and the nature, content and presentation of programming)**); Wal-Mart Stores, Inc. (February 13, 2004)(proposal for Wal-Mart to purchase and utilize a particular product relating to on-line credit card purchases properly excluded as relating to Wal-Mart's ordinary business operations (i.e., the purchase of a particular product relating to online security)); The Kroger Co. (March 20, 2003)(proposal that registrant "discontinue use of the Kroger Plus Shopper's Cards" properly excluded as ordinary business **(i.e., the manner in which a company sells and markets its products)**); Time Warner Inc. (February 24, 1997)(proposal to research the effect that certain cartoon characters, especially Porky Pig, have on encouraging the teasing and bullying of children, with a view to retiring some of the characters, properly excluded as ordinary business **(i.e., the nature content or presentation of products and programming)**); American Express Company (January 25, 1990) (proposal seeking for the Company to terminate all fur promotions was properly excluded under the ordinary business exception because the staff found the proposal to relate to the **promotion and sale of a particular product)**; USX Corporation (January 26, 1990) (proposal seeking to have the registrant stop the sale of adult soft core pornography at its retail outlets was properly excluded by the staff **as relating to the sale by the registrant of a particular product)**; Kimberly-Clark Corporation (February 26, 1987)(proposal to cease making certain paper and products for use by tobacco industry excluded by staff as relating to the company's ordinary business operations **(i.e., decisions about maintaining or changing product lines)**); Philip Morris Companies, Inc. (February 6, **1989)(the decision to cease advertising and abandon a particular line of business** properly determined to be within the registrant's ordinary business operations). See also The Walt Disney Company (November 4, 1997)(proposal seeking to preclude the registrant from affiliating with movies rated other than G or PG-13, television shows rated other than TVG or TV-14 or recordings bearing a parental advisory label properly determined to fall within the ordinary business operations of the registrant inasmuch as the proposal purported to **regulate the nature, content and presentation of the registrant's programming)**; General Motors Corporation (March 4, 1996) (proposal seeking the appointment of vice president level position to monitor the Company's advertising determined to relate to the conduct of the ordinary business of the registrant **(i.e. presentation of advertising)**); Gannett Co. Inc. (March 18, 1993)(proposal to have the registrant, a newspaper and billboard company, prepare a report on its practices with respect to cigarette advertisements properly omitted as falling within the registrant's ordinary business operations, since proposal related to the **nature, presentation and content of the registrant's news and advertising)**.

The staff has also recognized that proposals concerning quality, service, and support matters, including the handling of customer issues with respect to a Company's products and services, also relate to the ordinary business operations of a corporation, and has consistently concurred in the omission of proposals suggesting various procedures to rectify issues associated with quality concerns. See, e.g. Deere & Company (November 30, 2000)(proposal relating to the creation of a "Customer Satisfaction Review

Committee" comprised of shareholders was properly excluded as relating to the registrant's ordinary business operations (i.e., customer relations)); American Telephone and Telegraph Company (January 25, 1993)(proposal to initiate audit procedures to track customer correspondence to rectify lack of response by registrant properly excluded as ordinary business); The Goodyear Tire and Rubber Company (January 28, 1991)(proposal to establish committee to study the handling of consumer and shareholder complaints excluded); General Motors Corporation (February 13, 1979)(proposal to have the Company establish a consumer relations department in order to rectify dealer disputes determined to be a matter relating to the conduct of General Motors' ordinary business operations).

As in International Business Machines Corporation, *supra*, this Company's internal management is in the best position to determine how to best design and develop the software products we bring to market, as our continued success in the marketplace is dependent upon our delivery of quality offerings. IBM has long been known for our software offerings as well as our excellent customer service. These are subjects which are entirely within existing management's own expertise. Just as the development, marketing, and distribution of our software has, over the years, been instrumental in our success, so too is the Company's commitment to work to address issues our customers have with our software and other product offerings. To the extent our customers have difficulty with our software, or otherwise raise quality issues, IBM maintains multiple channels for our customers to contact us, including telephone hotlines, help desks, and other support channels.

Although the stockholder proposal process is not proper way for the Proponent to raise the issues in the Proposal, we wish to highlight that IBM maintains a special vehicle to handle ideas and suggestions with respect to our product and service offerings. For many years, IBM has maintained an External Submissions Program, where ideas and suggestions relevant to our business have been properly reviewed and addressed in an organized manner. IBM's External Submissions program can be found on our Internet web site at:

https://www-306.ibm.com/contact/submissions/extsub.nsf/BusinessProposal?OpenForm

(See **Exhibit D**)

Our External Submissions web site enables all interested parties to make an electronic submission to IBM on an idea, suggestion, software proposal or business proposal. Thereafter, IBM's team of experts determine if IBM has an interest in pursuing the submission. We specifically note on the web site that:

> **"Submissions can be business propositions including marketing and development relationships, software proposals, equity, acquisition, and joint venture proposals, patents including those issued and pending, *and ideas relating to IBM products and services.*"**

The public is encouraged to use this web site to share their ideas on our products and services. Given all of these facts, it is the Company's position that the instant Proposal may be omitted from our 2005 proxy materials under Rule 14a-8(i)(7). Therefore, upon the basis of the policy of the staff of the SEC with regard to the subject matter of the Proposal, the Company requests that no enforcement action be recommended if it excludes the Proposal on the basis of Rule 14a-8(i)(7).

We are sending the Proponent a copy of this letter, advising of our intent to exclude the Proposal from our proxy materials for the 2005 Annual Meeting. If the staff disagrees with the Company's conclusion that the Proposal may be omitted from its proxy materials, I request the opportunity to confer with you prior to the issuance of your position. If the staff requires any further information, including a full copy of the Proponent's Technical Report, entitled "PROSE Specification," please call me at 914-499-6148. The Proponent is also respectfully requested to copy me on any response which may be made to the Commission in connection with the Proposal. Thank you for your attention and interest in this matter.

Very truly yours,

Stuart S. Moskowitz
Senior Counsel

Attachments

cc: Mr. and Mrs. Edward S. Lowry
7 Alder Way
Bedford, Massachusetts 01730

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2005 Proxy Statement pursuant to Rule 14a-8

Edward S. Lowry
7 Alder Way
Bedford Mass 01730
781 276-4098
eslowry@alum.mit.edu
users.rcn.com/eslowry

November 1, 2004

Office of the Secretary
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Dear Sir:

We wish to advise IBM Management that we, Edward S. Lowry and M. J. Leslie Lowry, 7 Alder Way, Bedford MA 01730, joint holders of 144 shares, intend to submit the following proposal at the 2005 Annual Meeting.

Resolved: The Stockholders request that the Board of Directors take steps to offer IBM customers software technology that enables the customers to express their software with simplicity as advanced as was allowed by technology that was designed at IBM 30 years ago.

Reasons:
Needless complexity damages the quality of software in almost all its dimensions. Such quality deficiencies can burden many computer users including IBM customers and stockholders. Currently available software languages impose burdens of harmful complexity which were known to be avoidable in a design developed at IBM in 1974. It was published as "PROSE Specification" by E. S. Lowry, IBM Poughkeepsie Laboratory Technical Report TR 00.2909, November 23,1977. Such needless complexity degrades the quality of the users' information in several dimensions. Further slow progress in eliminating harmful complexity from software can raise concerns about public safety and national security. Simplifying software may also lead to simplifications in many kinds of technical knowledge.

Edward S. Lowry   1 Nov. 2004
Edward S. Lowry

M J Leslie Lowry   1 Nov 2004
M. J. Leslie Lowry

Exhibit B

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2005 Proxy Statement pursuant to Rule 14a-8

Article 1 of 1 If you wish to order a copy of this document, please call TL 224-4466 or send a note to IT Orders/White Plains/Contr/IBM.

TITLE PROSE Specification. November 1977.

ORDER 77A 05038

LOCATION Poughkeepsie Lab

AUTHOR Lowry, E. S.

REPORT TR-00.2909

ABSTRACT 71p. PROSE is a formal programming language with a high degree of data representation independence. The objective of PROSE is to improve ease of use by reducing complexity. Complexity addresses total user interface, user programs and automatic analysis of programs.

Exhibit C

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2005 Proxy Statement pursuant to Rule 14a-8

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Exhibit D

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2005 Proxy Statement pursuant to Rule 14a-8

External submissions

This Web page will enable you to make an electronic submission to IBM on an idea, suggestion, software proposal or business proposal.

Our team of experts can act as your single point of contact within IBM to determine if IBM has an interest in your submission. Submissions can be business propositions including marketing and development relationships, software proposals, equity, acquisition, and joint venture proposals, patents including those issued and pending, and ideas relating to IBM products and services.

Please note that all communications to IBM are on a nonconfidential basis. Additionally, all communications are handled electronically; we do not accept postal mail.

Direct any other questions or inquiries regarding your submission to: extsub@us.ibm.com.

Submission agreement

We may refer your submission to a number of IBM employees, and we may consult people outside of IBM to help determine its value to us. Therefore, we cannot treat your submission as a secret or confidential disclosure. We will

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

12'3 FEB 1993

000040

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Kmart Corporation (the "Company")
Incoming letter dated January 14, 1993

The proposal requests that the board of directors terminate the sale of materials describing sexual activities between adults and children and report to shareholders on the policies that will be instituted to ensure that no such material is offered in the future.

There appears to be some basis for your view that the proposal may be omitted under Rule 14a-8(c)(7) as relating to the conduct of the ordinary business operations of the Company (i.e. the sale of a particular category of products). Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials. In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Amy Bowerman Freed
Special Counsel

000018
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SLATE, MEAGHER & FLOM
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NEW YORK 10022-3897
(212) 735-3000

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January 14, 1993

Securities and Exchange Commission
450 Fifth Street, N.W.
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RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
93 JAN 14 PM 2:38

Attention: Office of Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal submitted by the Annuity Board of the Southern Baptist Convention for inclusion in Kmart Corporation's 1993 Proxy Statement

Ladies and Gentlemen:

On behalf of Kmart Corporation, a Michigan corporation, (the "Company"), and in accordance with Rule 14a-8(d) as promulgated under the Securities Exchange Act of 1934, as amended, we hereby file six copies of the proposal (the "Proposal") submitted by the Annuity Board of the Southern Baptist Convention (the "Proponent") and this letter. The Proposal is attached hereto as Exhibit 1.

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent that the Company does not intend to include the Proposal in the Company's proxy statement for its 1993 Annual Meeting of Shareholders (the "Proxy Statement"), for the reasons set forth below. We submit this letter and respectfully request that the Staff advise the Company that it will not recommend any enforcement action to the Commission if the Proposal is not included in the Proxy Statement.

It is the Company's position (with which we concur) that the Proposal may be omitted from the Proxy

Statement pursuant to Rule 14a-8(c)(7) on the grounds that the Proposal relates to the conduct of the ordinary business operations of the Company. In addition, it is the Company's position (with which we concur) that the Proposal also may be omitted from the Proxy Statement pursuant to: (i) Rule 14a-8(c)(3) on the grounds that the Proposal is so vague as to be false and misleading and therefore contrary to Rule 14a-9; and (ii) Rule 14a-8(c)(5) on the grounds that the Proposal relates to operations which account for less than five percent of the Company's total assets at the end of its most recent fiscal year, and for less than five percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the Company's business.

The Company has requested, and received, documentary support, pursuant to Rule 14a-8(a)(1), for the Proponent's claim that it is the beneficial owner of at least one percent or $1,000 in market value of the Company's voting securities or that it has been the beneficial owner of the Company's securities for one or more years. However, the Company has requested confirmation by the Proponent of certain facts with respect to the information received. We submit this letter to the Commission pending receipt of such additional information. If such information is relevant to the Staff's review, we will update this letter at such time.

In addition, the Proponent has joined a proposal, similar to the Proposal, submitted to the Company by the General Board of Pensions of the United Methodist Church for inclusion in the Company's Proxy Statement. Pursuant to Rule 14a-8(a)(4), the Proponent may submit no more than one proposal and accompanying supporting statement for inclusion in the Company's Proxy Statement. The Company has requested a reduction in the number of items submitted by the Proponent. We submit this letter to the Commission pending receipt of a response by the Proponent. If such response is not provided within the requisite time period or if the information provided in the response is relevant to the Staff's review, we will update this letter at such time.

In the event that the Proposal is withdrawn and the Proponent indicates that the proposal which it has joined shall be its sole proposal, we submit that such proposal should be excluded from the Company's Proxy Statement for the reasons set forth in our letter to the Commission with respect to the proposal submitted by the General Board of Pensions of the United Methodist Church, a copy of which is attached hereto as Exhibit 2 and has been provided to the Proponent herewith. We will notify the Staff if such event occurs.

BACKGROUND

The Proposal seeks to have the Board of Directors instruct the management of the Company to "stop the promotion, display and sale in its Waldenbooks subsidiary of literature and other media that is largely devoted to the description of sexual encounters or that has a graphic depiction of exploitive sex and/or gratuitous violence."

The Proposal is substantially similar to a proposal submitted to the Company by another proponent for inclusion in the Company's 1992 proxy materials. That proposal contemplated a recommendation that the Company and its subsidiaries "not sell or distribute periodicals that have as a principal attraction large numbers of explicit or provocative photos of unclothed women" which the Proponent characterizes as "soft core porn," "sex magazines," "pornography," "sexually explicit magazines" or "adult magazines." The Staff permitted such proposal to be "omitted from the Company's proxy materials under Rule 14a-8(c)(7), since it appears to relate to the conduct of the ordinary business operations of the Company (i.e., the sale of a particular product)." See Kmart Corporation (March 13, 1992).

GROUNDS FOR OMISSION

Rule 14a-8(c)(7)

A proposal may be omitted from a company's proxy materials pursuant to Rule 14a-8(c)(7) "if the proposal deals with a matter relating to the conduct of the ordinary business operations of the registrant." The

Company is a diversified retailer. Its Waldenbooks subsidiary is engaged nationally in the retail sale of books, tapes and periodicals of general and specialized interest. An integral part of such business is the selection of the products to be sold in its stores. The Staff has consistently taken the position that shareholder proposals regarding the selection of products relate to ordinary business matters and thus may be omitted from the issuer's proxy materials pursuant to Rule 14a-8(c)(7). As stated above, the Staff has taken this position with respect to a substantially similar proposal submitted to the Company for inclusion in the Company's 1992 proxy materials. See Kmart Corporation (March 13, 1992). In an analogous no-action letter issued to USX Corporation (January 26, 1990), the Staff allowed the omission pursuant to Rule 14a-8(c)(7) of a proposal calling for USX Corporation's Marathon Oil Company and subsidiaries to cease the sale of "adult, soft-core pornography" at their retail outlets because the proposal dealt with "a matter relating to the conduct of the Company's business operations (i.e., the sale of a particular product)." See also American Express Company (January 25, 1990) (proposal requiring company to stop promoting fur products); Capital Cities/ABC, Inc. (March 23, 1987) (proposal to require report to shareholders on company's policies and processes for insuring that sensitive, controversial or violent portrayals in programs not mislead, deceive or be untruthful); Walt Disney Productions (November 19, 1984) (proposal to cease production of feature films under a certain label or to withdraw a particular film from distribution market).

Accordingly, we believe that the Proposal may be properly excluded from the Proxy Statement under Rule 14a-8(c)(7).

Rule 14a-8(c)(3)

Rule 14a-8(c)(3) permits the omission of a proposal or any statement in support thereof if "the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials." The Staff has consistently recognized that proposals which are inherently vague and indefinite and therefore may be subject to varying interpretations by the shareholders and the issuer violate Rule 14a-9 and may be omitted pursuant to Rule 14a-8(c)(3). See Hershey Foods Corporation (December 27, 1986) (proposal requiring company to advertise solely in television programming which does not discuss sexual issues, does not contain profanity, cannot be construed as pornographic and is not sexually suggestive).

Since the Proposal is directed specifically at literature and other media that is "perceived to be pornographic," it would confront the shareholders and the Company with uncertainty since such perception is inherently subjective. As the Staff noted in its response to Hershey Foods Corporation,". . . the standards under the proposal may be subject to differing interpretations. Accordingly, neither the shareholders voting on the proposal, nor the Company, would be able to determine with any reasonable certainty what measures the Company would take in the event the proposal was approved." The only guidance provided by the Proposal in determining which materials are to be covered by it is the reference to literature and other media that are "largely devoted to the description of sexual encounters or that have a graphic depiction of exploitive sex and/or gratuitous violence." This purported guidance is in fact no guidance at all, since the question of whether such literature or other media is "largely devoted" to the description of sexual encounters, whether such materials contain "graphic depictions" of "exploitive sex" and/or "gratuitous violence" and what constitutes "sexual encounters" in the minds of the purchasers of such materials is wholly amorphous and subject to each purchaser's subjective distinctions.

Because, as the second whereas clause tacitly admits, there is no universal agreement on what is included within the terms used by the Proponent, since it recognizes that the question of pornography is a matter of perception, and the determination of the materials falling within the scope of the Proposal would be highly subjective, the Proposal is inherently vague, indefinite and potentially misleading. As discussed above, the shareholders voting on the proposal would not be able to determine with any reasonable certainty exactly what actions or measures the Company would take in the event the Proposal was implemented, and the Company would be unable to determine what actions were desired by the shareholders voting in favor of the Proposal. For these reasons we believe that the Proposal also may be excluded from the Proxy Statement under Rule 14a-8(c)(3).

Rule 14a-8(c)(5)

Rule 14a-8(c)(5) permits the omission of a proposal from proxy solicitation material if it deals with matters that account for less than five percent of the registrant's assets, net earnings and gross sales for its most recent fiscal year and are not otherwise significantly related to the registrant's business. Although the Company does not classify literature and other media on the basis of content for purposes of determining assets, earnings or sales, all materials ostensibly the subject of the Proposal carried by the Company and its subsidiaries accounted for less than five percent of the Company's consolidated total assets as of the end of the Company's most recent fiscal year and less than five percent of the Company's consolidated net earnings and gross sales for such period.

The Company is the world's second largest retailer in sales volume. It operates discount general merchandise stores that sell a broad variety of products and owns numerous specialty retail subsidiaries, including Waldenbooks which specializes in the sale of books, tapes and periodicals of general and specialized interest. With a product mix which is extremely diversified literature and other media perceived to be pornographic, or largely devoted to the description of sexual encounters or that have a graphic depiction of exploitive sex and/or gratuitious violence, whatever those terms may mean, are simply not significantly related to the Company's business.

Accordingly, the Company believes that the Proposal also may be properly excluded from the Proxy Statement pursuant to Rule 14a-8(c)(5).

CONCLUSION

Based upon the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from the Proxy Statement. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters (prior to the issuance of its Rule 14a-8(d) response).

If you have any questions regarding any aspect of this request, please feel free to call, collect, the undersigned at (212) 735-2218, or Nancie W. LaDuke of the Company at (313) 643-1792.

Please acknowledge receipt of this letter and its enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

David J. Friedman

Enclosures
cc: Annuity Board of the Southern Baptist Convention
(Certified Mail/Return Receipt Requested)

Exhibit 1

000025

ANNUITY BOARD OF THE SOUTHERN BAPTIST CONVENTION

RECD DEC 1? 1992 LEGAL DEPARTMENT

Paul W. Powell
President and Chief Executive Officer

December 14, 1992

VIA FACSIMILE

Mr. Joseph E. Antonini
Chairman, President and CEO
Kmart Corporation
3100 West Big Beaver Road
Troy, Michigan 48084-3163

Dear Mr. Antonini:

The Annuity Board of the Southern Baptist Convention ("Annuity Board") is responsible for administering and investing pension funds in excess of $3.7 billion dollars. The Annuity Board is committed to being a responsible investor and endeavors to invest in funds and corporations that have a positive impact on society. In such capacity, the Annuity Board, as of December 10, 1992, has an investment position of 221,200 shares of common stock of Kmart Corporation.

As we have expressed to you in prior unanswered correspondence, the Annuity Board and its board of trustees are concerned about the issue of pornography and its negative consequences. We are particularly concerned that Waldenbooks, as a "general interest" bookstore, seek to avoid giving actual or implied support to literature that cheapens human beings through commercialization and exploitation of sex.

The Annuity Board files the enclosed Resolution for inclusion in the 1993 proxy materials of Kmart Corporation and for consideration by the shareholders at the 1993 annual meeting of the company.

The Annuity Board has held a number of Kmart Corporation shares with a value of at least $1,000.00 for at least twelve months prior to the date of filing this proposed 1993 shareholder resolution. Proof of the Annuity Board's ownership of these shares will be forwarded to you under separate cover. It is the interest of the Annuity Board to maintain ownership of Kmart Corporation stock through the date of the annual meeting.

The Annuity Board does intend to have representatives in attendance at the 1993 annual meeting to present the shareholder resolution from the floor.

Sincerely,

Paul W. Powell

Dr. Paul W. Powell
President

PWP/ tab

cc: Securities and Exchange Commission

Mr. James T. Herod
Senior Vice President and General Counsel
Annuity Board of the Southern Baptist Convention

G.6073
12/11/92

RESOLUTION REQUESTING THAT THE PROMOTION, DISPLAY AND SALE OF PORNOGRAPHIC MATERIAL BE STOPPED. (PROPOSED FOR INTRODUCTION BY THE ANNUITY BOARD OF THE SOUTHERN BAPTIST CONVENTION AT THE 1993 SHAREHOLDER ANNUAL MEETING OF KMART CORPORATION)

WHEREAS, Kmart Corporation's subsidiary, Waldenbooks, is the nation's largest general interest bookseller and provides an array of reading material including adult fiction and magazines;

WHEREAS, shareholders, parents, consumers and citizens are concerned about literature which is perceived to be pornographic because of the graphic depiction of exploitative sex and gratuitous violence and the negative implications such media has on society;

WHEREAS, control of the content of literature and other media exists in our society and is exercised by government, by business, by education and by the power of capitalism;

WHEREAS, Waldenbooks, as a reputable bookseller, is obligated to be responsible in the selection and display of fiction, magazines and other materials;

NOW, THEREFORE, BE IT RESOLVED that the Board of Directors instruct management of Kmart Corporation to stop the promotion, display and sale in its Waldenbooks subsidiary of literature and other media that is largely devoted to the description of sexual encounters or that has a graphic depiction of exploitative sex and/or gratuitous violence.

Exhibit 2

000028

SKADDEN, ARPS, SLATE, MEAGHER & FLOM
919 THIRD AVENUE
NEW YORK 10022-3897
(212) 735-3000

FAX (212) 735-2000
DIRECT DIAL
(212) 735-

BOSTON
CHICAGO
LOS ANGELES
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON
BEIJING
BRUSSELS
BUDAPEST
FRANKFURT
HONG KONG
LONDON
MOSCOW
PARIS
PRAGUE
SYDNEY
TOKYO
TORONTO

Securities Exchange Act of 1934
Rule 14a-8(c)(7), (c)(3), (c)(5) and (c)(11)

January 14, 1993

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal submitted by the General Board of Pensions of the United Methodist Church for inclusion in Kmart Corporation's 1993 Proxy Statement

Ladies and Gentlemen:

On behalf of Kmart Corporation, a Michigan corporation, (the "Company"), and in accordance with Rule 14a-8(d) as promulgated under the Securities Exchange Act of 1934, as amended, we hereby file six copies of the proposal (the "Proposal") submitted by the General Board of Pensions of the United Methodist Church (the "Proponent") and this letter. The Proposal is attached hereto as Exhibit A.

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent that the Company does not intend to include the Proposal in the Company's proxy statement for its 1993 Annual Meeting of Shareholders (the "Proxy Statement"), for the reasons set forth below. We submit this letter and respectfully request that the Staff advise the Company that it will not recommend any enforcement action to the Commission if the Proposal is not included in the Proxy Statement.

It is the Company's position (with which we concur) that the Proposal may be omitted from the Proxy Statement pursuant to Rule 14a-8(c)(7) on the grounds that the Proposal relates to the conduct of the ordinary business operations of the Company. In addition, it is the Company's position (with which we concur) that the Proposal also may be omitted from the Proxy Statement pursuant to: (i) Rule 14a-8(c)(3) on the grounds that the Proposal is so vague as to be false and misleading and therefore contrary to Rule 14a-9; (ii) Rule 14a-8(c)(5) on the grounds that the Proposal relates to operations which account for less than five percent of the Company's total assets at the end of its most recent fiscal year, and for less than five percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the Company's business; and (iii) Rule 14a-8(c)(11) in the event that another proposal which is substantially similar to the Proposal is included in the Company's Proxy Statement.

BACKGROUND

The Proposal seeks to have the Board of Directors create a special report with respect to Waldenbooks' policies and practices relative to the selection of, and pertaining to the display and sale of, "adult fiction and magazines," and to make such report available to requesting shareholders.

The Proposal is similar to a proposal submitted to the Company by another proponent for inclusion in the Company's 1992 proxy materials. That proposal contemplated a recommendation that the Company and its subsidiaries "not sell or distribute periodicals that have as a principal attraction large numbers of explicit or provocative photos of unclothed women" which the Proponent characterizes as "soft core porn," "sex magazines," "pornography," "sexually explicit magazines" or "adult magazines." The Staff permitted such proposal to be "omitted from the Company's proxy materials under Rule 14a-8(c)(7), since it appears to relate to the conduct of the ordinary business operations of the Company (i.e., the sale of a particular product)." See Kmart Corporation (March 13, 1992).

GROUNDS FOR OMISSION

Rule 14a-8(c)(7)

A proposal may be omitted from a company's proxy materials pursuant to Rule 14a-8(c)(7) "if the proposal deals with a matter relating to the conduct of the ordinary business operations of the registrant." The Company is a diversified retailer. Its Waldenbooks subsidiary is engaged nationally in the retail sale of books, tapes and periodicals of general and specialized interest. An integral part of such business is the selection of the products to be sold in its stores. The Staff has consistently taken the position that shareholder proposals regarding the selection of products relate to ordinary business matters and thus may be omitted from the issuer's proxy materials pursuant to Rule 14a-8(c)(7). As stated above, the Staff has taken this position with respect to a similar proposal submitted to the Company for inclusion in the Company's 1992 proxy materials. See Kmart Corporation (March 13, 1992). In an analogous no-action letter issued to USX Corporation (January 26, 1990), the Staff allowed the omission pursuant to Rule 14a-8(c)(7) of a proposal calling for USX Corporation's Marathon Oil Company and subsidiaries to cease the sale of "adult, soft-core pornography" at their retail outlets because the proposal dealt with "a matter relating to the conduct of the Company's business operations (i.e., the sale of a particular product)." See also American Express Company (January 25, 1990) (proposal requiring company to stop promoting fur products); Capital Cities/ABC, Inc. (March 23, 1987) (proposal to require report to shareholders on company's policies and processes for insuring that sensitive, controversial or violent portrayals in programs not mislead, deceive or be untruthful); Walt Disney Productions (November 19, 1984) (proposal to cease production of feature films under a certain label or to withdraw a particular film from distribution market).

The fact that the Proposal requests the preparation of a report does not remove the Proposal from the scope of Rule 14a-8(c)(7). In a 1983 release, the Commission stated that, with respect to proposals requesting issuers to prepare reports on specific aspects of business or to form a special committee, it had reversed its then policy, and in the future the Staff "will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)." SEC Release No. 34-20091, August 16, 1983. NYNEX Corp. (February 10, 1989) (report on video display terminals); Angelica Corp. (March 23, 1987) (report on employee and shareholder relations); and Newport Pharmaceuticals Int'l, Inc. (August 10, 1984) (report on corporate activities). The subject matter of the report requested in the Proposal is the Company's policies and practices with respect to the selection of materials for sale and the display and sale of such materials, which are matters relating to the ordinary business of the Company. Thus, the fact that the Proposal requests a report does not shield it from omission by the Company under Rile 14a-8(c)(7).

Accordingly, we believe that the Proposal may be properly excluded from the Proxy Statement under Rule 14a-8(c)(7).

Rule 14a-8(c)(3)

Rule 14a-8(c)(3) permits the omission of a proposal or any statement in support thereof if "the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials." The Staff has consistently recognized that proposals which are inherently vague and indefinite and therefore may be subject to varying interpretations by the shareholders and the issuer violate Rule 14a-9 and may be omitted pursuant to Rule 14a-8(c)(3). See Hershey Foods Corporation (December 27, 1988) (proposal requiring company to advertise solely in television programming which does not discuss sexual issues, does not contain profanity, cannot be construed as pornographic and is not sexually suggestive).

Since the Proposal is directed specifically at "adult fiction and magazines" that have been characterized by the Proponent as literature which is "largely devoted to the description of sexual encounters," it would confront the shareholders and the Company with uncertainty since the determination of what is meant by those terms is inherently subjective. As the Staff noted in its response to Hershey Foods Corporation,". . . the standards under the proposal may be subject to differing interpretations. Accordingly, neither the shareholders voting on the proposal, nor the Company, would be able to determine with any reasonable certainty what measures the Company would take in the event the proposal was approved." The Proposal provides little guidance in determining which materials are to be covered by it since the question of whether such materials are "largely devoted to the description of sexual encounters" and what is meant by "sexual encounters" in the minds of the purchasers of such materials is wholly amorphous and subject to each purchaser's subjective distinctions.

Because, as the third whereas clause tacitly admits, there is no universal agreement on what is included within the terms used by the Proponent, since it is a matter of perception, and the determination of the materials falling within the scope of the Proposal would be highly subjective, the Proposal is inherently vague, indefinite and potentially misleading. As discussed above, the shareholders voting on the proposal would not be able to determine with any reasonable certainty exactly what materials would be subject to the report in the event the Proposal was implemented, and the Company would be unable to determine what materials were desired to be the subject of the report by the shareholders voting in favor of the Proposal. For these reasons we believe that the Proposal also may be excluded from the Proxy Statement under Rule 14a-8(c)(3).

Rule 14a-8(c)(5)

Rule 14a-8(c)(5) permits the omission of a proposal from proxy solicitation material if it deals with matters that account for less than five percent of the registrant's assets, net earnings and gross sales for its most recent fiscal year and are not otherwise significantly related to the registrant's business. Although the Company does not classify works of fiction and magazines on the basis of content for purposes of determining assets, earnings or sales, all materials ostensibly the subject of the Proposal carried by the Company and its subsidiaries accounted for less than five percent of the Company's consolidated total assets as of the end of the Company's most recent fiscal year and less than five percent of the Company's consolidated net earnings and gross sales for such period.

The Company is the world's second largest retailer in sales volume. It operates discount general merchandise stores that sell a broad variety of products and owns numerous specialty retail subsidiaries, including Waldenbooks which specializes in the sale of books, tapes and periodicals of general and specialized interest. With a product mix which is extremely diversified, purported "adult fiction and magazines," whatever those terms may mean, are simply not significantly related to the Company's business.

Accordingly, the Company believes that the Proposal also may be properly excluded from the Proxy Statement pursuant to Rule 14a-8(c)(5).

Rule 14a-8(c)(11)

Rule 14a-8(c)(11) permits the omission of a proposal from proxy solicitation material "if the proposal is substantially duplicative of a proposal previously submitted to the registrant by another proponent, which proposal will be included in the registrant's proxy material for the meeting." The Company has received three other proposals (the "Other Proposals") submitted by different proponents, each requesting inclusion of its proposal in the Company's Proxy Statement. The Other Proposals are substantially similar to the Proposal.

Based upon the dates of receipt by the Company of the letters submitting the Proposal and the Other Proposals to the Company, the Other Proposal submitted by the Annuity Board of the Southern Baptist Convention was received by the Company prior to the Proposal and is attached hereto as Exhibit B.

In the event that the Staff, under separate letter, rules that such Other Proposal may not be omitted from the Company's Proxy Statement, then, the Company submits that the Proposal, if not excluded pursuant to Rule 14a-8(c)(7), (c)(3) or (c)(5) as stated above, should be omitted from the Company's Proxy Statement pursuant to Rule 14a-8(c)(11).

CONCLUSION

Based upon the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from the Proxy Statement. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters (prior to the issuance of its Rule 14a-8(d) response).

If you have any questions regarding any aspect of this request, please feel free to call, collect, the undersigned at (212) 735-2218, or Nancie W. LaDuke of the Company at (313) 643-1792.

Please acknowledge receipt of this letter and its enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

David J. Friedman

Enclosures

cc: General Board of Pensions of the United Methodist Church (Certified Mail/Return Receipt Requested)

GENERAL BOARD OF PENSIONS
OF THE UNITED METHODIST CHURCH

[illegible]
Evanston, Illinois [illegible]
[illegible]

James F. Parker
General Secretary

December 8, 1992

Mr. Joseph E. Antonini
Chairman, President and CEO
Kmart Corporation
3100 West Big Beaver Road
Troy, Michigan 48084-3163

Dear Mr. Antonini:

The General Board of Pensions of the United Methodist Church has the responsibility for administering and investing pension funds in excess of $4.8 billion dollars. The Board is committed to being a responsible investor, and endeavors to invest in funds and corporations which have a positive impact on society. In such capacity, the General Board of Pensions, as of December 8, 1992, has an investment position of 806,778 shares of common stock of Kmart Corporation.

As a shareholder, the General Board of Pensions is concerned about the issue of pornography, and its negative consequences. We are particularly concerned that Waldenbooks, as a "general interest" bookstore, seek to avoid giving actual or implied support to literature that cheapens human beings through commercialization and exploitation of sex.

The General Board of Pensions files the enclosed Resolution for inclusion in the 1993 proxy material of Kmart Corporation, and for consideration by the shareholders at the 1993 Annual Meeting of the company.

The General Board of Pensions has held a number of Kmart shares with a value of at least $1,000.00 for at least twelve months prior to the date of filing this proposed 1993 shareholder resolution. Proof of the Board's ownership of these shares will be forwarded to you under separate cover. It is the intent of the General Board of Pensions to maintain ownership of Kmart stock through the date of the annual meeting.

The General Board of Pensions does intend to have representatives in attendance at the 1993 annual meeting to present the shareholder resolution from the floor.

Sincerely,

Vidette K. Bullock

Vidette K. Bullock
Director of Corporate Relations
and Social Concerns

cc: James F. Parker
James Walton-Myers
F. Gale Whitson-Schmidt
Securities and Exchange Commission

VKB:klp

ANNUITY BOARD OF THE
SOUTHERN BAPTIST CONVENTION

Direct Line -
214/720-2140

February 1, 1993

CERTIFIED MAIL/RETURN RECEIPT REQUESTED

Securities Exchange Act of 1934
Rule 14a-8(a)(1), (a)(4),
(c)(7), (c)(3) and (c)(5)

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Office of Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal submitted by the Annuity Board of the Southern Baptist Convention for inclusion in Kmart Corporation's 1993 Proxy Statement

Ladies and Gentlemen:

Reference is made to Mr. David J. Friedman's January 14, 1993 letter to you concerning the above-referenced matter. Mr. Friedman represents Kmart Corporation (the "Company") in its request that you advise the Company that enforcement action will not be recommended if the shareholder proposal (the "Proposal") submitted by the Annuity Board of the Southern Baptist Convention (the "Annuity Board") is not included in the Company's proxy statement for its 1993 Annual Meeting of Shareholders (the "Proxy Statement").

The purpose of this letter is to challenge the Company's position and specifically request enforcement action against the Company if it does not include the Proposal in its Proxy Statement. I will respond to each alleged grounds for omission from the Proxy Statement in the same order that the grounds are presented in Mr. Friedman's January 14, 1993 letter.

Rule 14a-8(a)(4)

The Annuity Board notified the Company by letter that the Annuity Board would decline joining a similar proposal by the General Board of Pensions of the United Methodist Church and would, instead, propose only the Proposal discussed in this letter. Therefore, pursuant to Rule 14a-8(a)(4), the Annuity Board is submitting only one proposal to the Company.

Rule 14a-8(c)(7)

The Company alleges that the Proposal should be omitted because it "deals with a matter relating to the conduct of the ordinary business operations of the registrant." (Page Three of Mr. Friedman's January 14, 1993 letter) The Proposal relates to pornography and adult literature. Clearly, the sale of pornography and adult literature is not the "ordinary business" of the Company. The Company admits this in its discussion of Rule 14a-8(c)(5) [See Page Six et seq. of Mr. Friedman's January 14, 1993 letter] Taking the Company's position to its logical extreme would result in a complete shielding of management from the shareholders.

The Commission should also note that by its reliance on Rule 14a-8(c)(5) [see Page Six et seq. of Mr. Friedman's January 14, 1993 letter], the Company is representing to the Commission that the matters covered by the Proposal are not significantly related to the Company's business. If that representation is true, then the Proposal does not relate to the ordinary business operations of the Company.

Rule 14a-8(c)(3)

The Company alleges that the Proposal should be omitted because it "is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials." (Page Four of Mr. Friedman's January 14, 1993 letter) The company contends "that the Proposal is so vague as to be false and misleading and therefore contrary to Rule 14a-9." (Page Two of Mr. Friedman's January 14, 1993 letter).

We find it curious that the Company argues that the Proposal is vague, but, yet, appears to have no difficulty concluding and representing to the Commission that the activity in question is a matter that accounts for less than five percent of the Company's assets, net earnings and gross sales for its most recent fiscal year. The Company cannot, in good faith, represent that a portion of its business represents less than five percent of its assets, net earnings and gross sales and, at the same time, argue that the portion of the business in question cannot be defined. Either the Company knows and understands what material is the subject of the Proposal or it has made intentional or wanton misrepresentations to the Commission.

The Commission should take particular note of the fact that Waldenbooks, a subsidiary of the Company, has had absolutely no problem in identifying the materials that are the subject of the Proposal. Attached hereto is a copy of an August 12, 1992 letter from Eileen Jachym, Senior Director - Corporate Counsel at Waldenbooks, to Ms. Vidette K. Bullock and Mr. John Best, both of the General Board of Pensions of the United Methodist Church. In that letter, Ms. Jachym had no difficulty using and apparently understanding words such as "adult fiction" (in fact, she defined it as "literature which is largely devoted to the description of sexual encounters", which is how the Proposal describes it), "adult product" and "adult materials." Waldenbooks even has a "Position on the Sale of Adult Product", a copy of which is attached to the copy of Ms. Jachym's letter. This clearly rebuts the Company's allegations of vagueness.

Rule 14a-8(c)(5)

The Company alleges that the Proposal should be omitted because "it deals with matters that account for less than five percent of the registrant's assets, net earnings and gross sales for its most recent fiscal year and are not otherwise significantly related to the registrant's business." (Page Six of Mr. Friedman's January 14, 1993 letter)

The Commission should require strict proof by the Company in support of this allegation. Certainly, the Annuity Board is in no position to challenge the veracity of the Company's allegation. The Commission should not take such allegations at face value without requiring strict proof by the Company especially in light of the apparently conflicting grounds for omission relied upon by the Company.

In conclusion, the Annuity Board respectfully requests that you refuse the no action request of the Company and that you specifically advise the Company that you will pursue enforcement action against the Company if it does not include the Proposal in its Proxy Statement.

If you have any questions concerning the Annuity Board's position with respect to this matter, please call me at (214)720-2140.

Sincerely,

James T. Herod

James T. Herod
Senior Vice President
and General Counsel

JTH:tab

attachments

cc: Mr. David J. Friedman
Skadden, Arps, Slate, Meagher & Flom
919 Third Avenue
New York, NY 10022-3897
(Certified Mail/Return Receipt Requested)

Ms. Nancie W. LaDuke
Vice President,, Secretary
Kmart Corporation
Legal Department
3100 West Big Beaver Road
Troy, MI 48084-3163
(Certified Mail/Return Receipt Requested)

Dr. Paul Powell
President
Annuity Board of the
Southern Baptist Convention
2401 Cedar Springs
Dallas, Texas 75201

[illegible]

23 MAR 1992

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

RE: The Kroger Company (the "Company")
Incoming letter dated January 14, 1992

The proposal relates to a report on the Company's use of food irradiation processes as well as on the use and sales of irradiated food stuffs.

There appears to be some basis for your position that the proposal may be omitted pursuant to rule 14a-8(c)(7), since it appears to deal with a matter relating to the conduct of the Company's ordinary business operations (i.e., products and product lines retailed by the Company including the choice of processes and supplies used in the preparation of its products). Under the circumstances, this Division will not recommend enforcement action to the Commission if proposal is excluded from the Company's proxy materials. In considering our enforcement alternatives, we have not found it necessary to reach the other bases for omission upon which you rely.

Sincerely,

John C. Brousseau
Special Counsel

000012 8

Kroger Co.

1014 VINE STREET • CINCINNATI, OHIO 45202-1100

NORMA SKOOG
VICE PRESIDENT
AND
SECRETARY

MAILING ADDRESS
P. O. BOX 1100
CINCINNATI, OH 45201-1100
513-762-4000

January 14, 1992

AIRBORNE EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention: Division of Corporate Finance

Omission of Shareholder Proposal from Proxy

Ladies and Gentlemen:

On behalf of The Kroger Co. (the "Company" or "Kroger"), enclosed for filing, pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, are the following:

1. Six copies of a proposal and supporting statement (the "Proposal") of the Sisters of Saint Francis of Philadelphia (the "Proponents"), shareholders of the Company; and

2. Six copies of this letter.

Kroger intends to omit the Proposal from the Company's proxy materials for it's 1992 Annual Meeting of Shareholders scheduled to be held on May 21, 1992. The Company respectfully requests confirmation that the staff of the Division of Corporate Finance of the Securities and Exchange Commission (the "Commission" or "SEC") will not recommend any enforcement action if, in relying on certain provisions of Rule 14a-8, Kroger so excludes the Proposal.

On or about November 23, 1991, the Company received a letter from the Proponents which stated that the Proponents are the owners of 11,000 shares of the common stock of the Company. The letter requested that the Company include in its proxy materials for its 1992 Annual Meeting of Shareholders a proposal relating to food irradiation. Six copies of this letter are also enclosed.

The Proposal would require the Company to develop and publish a report concerning its present and future plans for the purchase, use, and sale of irradiated foods and food ingredients. The Company believes the Proposal may properly be omitted on any one of the following grounds:

Rule 14a-8(c)(1)

Rule 14a-8(c)(1) permits the omission of a shareholder proposal that is, "under the laws of the registrant's domicile, not a proper subject for action by security holders."

Kroger is a corporation organized under the laws of the State of Ohio. Section 1701.59(A) of the Ohio Revised Code provides that "... all of the authority of a corporation shall be exercised by or under the direction of its directors...." This statute gives the Board of Directors the exclusive authority and discretion to manage the business and affairs of the Company which would include the authority to determine what products should be sold in Kroger's food stores and what suppliers and products should be selected by Kroger in its day-to-day business. Neither the Articles of Incorporation or the Regulations of the Company provide for shareholder action on the matters contained in the Proposal.

> "No rule is better established than that the corporation's authority, the conduct of its affairs, and the control of its property are in the hands of and exercised by its board of directors.... Thus, it has been said that a corporation can act only by its board of directors; and, again, that the board of directors is the governing body of the corporation; or that, prima facie, the control and exercise of the corporate authority rests with the board of directors...." Business Relationships, 11 O.Jur.3d 634-35; See also the cases cited therein.

Therefore, the Proposal would not be a proper subject for action by shareholders under Ohio law.

Furthermore, the Company has informed the Proponents by letter dated November 12, 1991, a copy of which is enclosed with this letter, and again by telephone on December 10 and December 19, 1991, that the Company does not offer irradiated food products for sale in its stores. The Company has also offered to update the Proponents if this situation changes.

Rule 14a-8(c)(3)

Rule 14a-8(c)(3) states that a shareholder proposal may be omitted from a Company's proxy statement if it is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9 which prohibits false or misleading statements in proxy soliciting materials.

The Proposal is misleading as it implies that radiation-exposed food is unwholesome despite the existing irradiation regulations adopted by the U. S. Food and Drug Administration ("FDA") in April 1986. Although the Proposal notes this position of the FDA, it goes on to say, without reference or citation of any "consumer group" or member of the "scientific community", that these persons have a "growing concern" in this area. Such overreaching statements without any supporting materials may very well mislead the reader.

As stated above, the Company does not offer such products for sale in its stores, and the Proposal may cause the reader to believe that such items are sold by the Company. Furthermore, the Proposal implies that a consumer can unknowingly purchase an irradiated food product. As part of the FDA regulations, any such product must display a symbol indicating the use of such a process.

Rule 14a-8(c)(7)

Rule 14a-8(c)(7) provides that a shareholder proposal may be omitted if it deals with matters relating to the conduct of ordinary business operations of the Company. Kroger is primarily engaged in the retail food business. The Company also manufactures and processes food for sale by its supermarkets and other unrelated parties. The Company's selection of suppliers and products for its stores and ingredients for its processed foods is part of the daily conduct of its business. In Release No. 34-12999, the SEC stated that this Rule would allow omission of shareholder "proposals [which] involve business matters that are mundane in nature and do not involve any substantial policy or other considerations."

The Proposal requests that the Board of Directors develop and publish a report containing five specific declarations regarding the irradiation of food and purchase of irradiated food ingredients. While the resolution is framed as a request, the specific declarations and report requested involve matters of ordinary business. However, in Release No. 34-20091, August 16, 1983, an interpretative change was noted to avoid the elevation of form over substance and the SEC determined that if "the subject matter of the special report [requested] ... involves a matter of ordinary business, ... the proposal will be excludable under Rule 14a-8(c)(7)."

The Proposal, insofar as it relates to the sale of food and food products, the selection and purchase of raw materials and ingredients for the Company's products, as well as the source of supplies used by the Company in its retail and manufacturing operations, is clearly a matter of ordinary business and, therefore, may be omitted under Rule 14a-8(c)(7). As stated above, the management of the business and affairs of the Company is reserved to the Board of Directors under Section 1701.59(A) of the Ohio Revised Code.

On January 16, 1990, the Division of Corporation Finance concluded that a proposal submitted to Bordon, Inc., which was substantially similar to the Proposal, was a matter relating to the Company's ordinary business operations, and, therefore, could be omitted from Bordon's proxy statement. See also Archer Daniels Midland Company, August 20, 1990; Ralston Purina Company, October 27, 1989; The Quaker Oats Company, September 7, 1989; and H. J. Heinz Company; June 5, 1989. In each of these cases, the proponent agreed to withdraw a proposal very similar to the Proposal.

Rule 14a-8(c)(10)

Rule 14a-8(c)(10) states that a shareholder proposal may be omitted if "the proposal has been rendered moot". The SEC stated that the test for mootness is whether the proposal has been "substantially implemented by the issuer." SEC Release No. 34-20091.

The Proposal attempts to prevent the irradiation of food products and the use of irradiated ingredients. The Company currently does not engage in irradiation of any of its products. As the Company does not engage in the conduct contemplated by the Proposal, has practices which substantially implement the actions requested by the Proponents, and has so informed the Proponents as set forth above, the Proposal should be considered moot within the meaning of Rule 14-8(c)(10).

Based on the above, the Company respectfully requests that the Division not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's 1992 proxy materials.

We are sending the Proponents a copy of this letter, thus confirming the Company's earlier telephone conversations with the Proponents in which the Proponents were advised of the Company's intention to exclude the Proposal from the proxy materials for Kroger's 1992 annual meeting.

If the Commission should not agree with Kroger's grounds for omission stated in the letter, Kroger reserves the right to submit further argument under Rule 14(a)-8. Any questions or comments on this letter may be directed to the undersigned or Paul W. Heldman, Vice President and General Counsel.

Please acknowledge this filing by date stamping the enclosed extra copy of this letter and returning it to me in the enclosed stamped, self-addressed envelope. Thank you.

Very truly yours,

[signature]

0113922
NS/ba
Encl.
cc: Sister Marie Lucey
Coordinator of Corporate Responsibility
Office of Peace and Justice
Sisters of Saint Francis of Philadelphia
Our Lady of Angels Convent
Aston, Pennsylvania 19014

Office of Peace and Justice

SISTERS OF SAINT FRANCIS OF PHILADELPHIA Our Lady of Angels Convent Aston, Pennsylvania 19014 (215) [illegible]

November 20, 1991

Joseph A. Pichler
The Kroger Company
P.O. Box 1199
Cincinnati, OH 45201-1199

Dear Mr. Pichler:

I represent the Sisters of St. Francis of Philadelphia, beneficial owner of 11,000 shares of common stock.

I appreciate the response of Judy Taylor-Sell to my letter of October 31 concerning our company's position on the use of food irradiation. I am aware of the background information she provided--- and am glad to learn that Kroger neither utilizes the process nor, to date, sells irradiated food products.

However, given scientific data and consumer concern, we urge our company to develop a report containing plans for future use of the food irradiation process and foods as well as purchase and sale of irradiated food and food ingredients.

Toward this end it is our intent to submit for consideration and action by the shareholders at the next Annual Meeting, and for inclusion in the proxy statement, the enclosed shareholder proposal on food irradiation as required by Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Proof of ownership is enclosed.

Sincerely,

S. Marie Lucey, osf

S. Marie Lucey, osf
Coordinator of Corporate Responsibility

000017

THE KROGER COMPANY

RESOLUTION ON FOOD IRRADIATION

WHEREAS food irradiation is a treatment of foods with ionizing radiation in order to control parasites, bacteria and insects that may "spoil" the foods. Some sources of radiation are gamma rays from radioactive isotopes of Cobalt-60 and/or Cesium-137.

WHEREAS under the Federal Food, Drug and Cosmetic Act, food irradiation is considered a "food additive" and therefore under the approval and regulation of the Food and Drug Administration (FDA). The FDA approved irradiation of fresh fruits and vegetables, pork and spices on April 18, 1986, and poultry on May 1, 1990. In the United States, some herbs, spices, aromatic vegetable substances and vegetable seasonings are treated by irradiation.

WHEREAS growing concern by consumer groups and the scientific community about the use of radiation exposed foods include:

1. the validity, consistency and significance of the research on which the approval of food irradiation is based.
2. the long term effects of ingesting radiation exposed foods because the process generates radiolytic products in the foods.
3. the safety of workers at irradiation facilities and of their communities.
4. concern that the promotion of radiation exposed foods will increase the transport of radioactive materials if radioactive sources are used.

WHEREAS the States of Maine, New York and New Jersey have banned the process and sale of irradiated foods, with legislation pending in other states and cities.

WHEREAS international support of radiation exposed foods is declining. Denmark repealed its approval to irradiate potatoes and Australia, New Zealand, West Germany and Sweden continue their ban of the process. The International Organization of Consumers Unions is opposed to any use of radiation exposed foods.

THEREFORE BE IT RESOLVED that the shareholders request the Board to develop and publish a report, within a year of the 1992 Annual Meeting, which would include the following declarations of our company's present and/or future plans for:

1. the sale of any irradiated foods or food products.
2. the use of the food irradiation process by the company or any of its subsidiaries.
3. the use of radiation exposed foods in any of its preparations.
4. the purchase of any radiation exposed foods or food ingredients.
5. the steps that it takes to insure that its food suppliers comply with its plans with respect to the food irradiation process.

SUPPORTING STATEMENT

Many scientists and consumers groups are challenging the safety of this process. Dozens of publically owned and hundreds of privately owned food companies, restaurants and stores have stated that they do not irradiate foods or sell irradiated foods or foods that have been made with irradiated ingredients. Some of these companies include: A&P, Marks & Spencer and Albertson's Supermarkets. In addition, 70% of the poultry industry has stated that they will not irradiate poultry. There is a lack of consumer support for the food irradiation process. Disclosure of the Company's present policy and practice is important to the shareholders and consumers. A vote "FOR" this resolution is a vote for the consumer's "right to know" and the integrity of the corporation.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 3, 2003

David M. Becker
Vice President and General Counsel
Seaboard Corporation
9000 West 67th Street
P.O. Box 2972
Shawnee Mission, KS 66201

Act 1934
Section
Rule 14A-8
Public
Availability 3/3/2003

Re: Seaboard Corporation
Incoming letter dated December 30, 2002

Dear Mr. Becker:

This is in response to your letter dated December 30, 2002 concerning the shareholder proposal submitted to Seaboard by the Sierra Club. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Larry Fahn
Sierra Club
Vice President for Conservation
311 California Street
Suite 510
San Francisco, CA 94104

SEABOARD
CORPORATION

VIA OVERNIGHT MAIL

December 30, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

RECEIVED
2003 JAN -2 PM 3:40
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: Shareholder Proposal of Sierra Club

Ladies and Gentlemen:

Seaboard Corporation, a Delaware corporation (the "Company"), has received a shareholder proposal dated November 7, 2002 and amended December 3, 2002 (the "Proposal"), from the Sierra Club (the "Proponent") for inclusion in the Company's proxy statement for its 2003 annual meeting of shareholders (the "2003 Annual Meeting"). The Company believes it properly may omit the Proposal from its proxy materials for the 2003 Annual Meeting for the reasons discussed below. The Company respectfully requests confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes the Proposal from its proxy materials in reliance upon Rule 14a-8(i)(3) and/or Rule 14a-8(i)(7) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") or, if the Proposal is included, the Company excludes the identity of the Proponent pursuant to Rule 14a-8(l)(1) under the Exchange Act..

Pursuant to Rule 14a-8(j) under the Exchange Act, enclosed on the Company's behalf are six copies of each of (i) the Proposal and (ii) this letter, which sets forth the grounds on which the Company proposes to omit the Proposal from its proxy materials. Also enclosed are an additional copy of this letter, which we request to have file stamped and returned in the enclosed postage-prepaid envelope, and copies of correspondence related to the Proposal. As required by Rule 14a-8(j), a copy of this letter also is being sent to the Proponent as notice of the Company's intention to omit the Proposal from the Company's definitive proxy materials.

The Proposal

The Proposal requests that the Company's Board of Directors (the "Board") review the Company's policies regarding use of antibiotics in its hog production facilities and those of its suppliers and report to shareholders by January 2004. The Proposal requests that the Board's report to shareholders (i) identify the type and amounts of antibiotics used on healthy animals, and (ii) discuss the feasibility of producing and sourcing livestock grown without the nontherapeutic use of such antibiotics.

9000 West 67th Street • P.O. Box 2972 • Shawnee Mission, KS 66201 • PHONE: 913-676-8800 / FAX: 913-676-8872 / Telex: 209513 SAMCUR

Grounds for Exclusion

The Company believes that the Proposal properly may be omitted from the Company's proxy materials for the 2003 Annual Meeting because (i) the Proposal relates to the conduct of the ordinary business operations of the Company (Rule 14a-8(i)(7)), and (ii) the Proposal is vague and misleading in violation of Rule 14a-9 under the Exchange Act (Rule 14a-8(i)(3)).

1. The Proposal relates to the conduct of the ordinary business operations of the Company.

Under Rule 14a-8(i)(7) under the Exchange Act, a shareholder proposal may be omitted from a company's proxy statement if such proposal "deals with matters relating to the company's ordinary business operations." The Commission has noted that the policy underlying the ordinary business exclusion rests on two central policy considerations. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. Exchange Act Release No. 34-40018 (May 21, 1998). The Staff also has established that where the subject matter of a proposed report involves a matter of ordinary business, the proposal is also considered to related to the ordinary business operations of the company. Exchange Act Release No. 34-20091 (August 16, 1983).

Although the Staff has noted that shareholder proposals relating to ordinary business operations that focus on sufficiently significant social policy issues generally would not be considered to be excludable because the proposals would transcend day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote, in *Hormel Foods Corporation* (November 19, 2002) the Staff recently concluded that a shareholder proposal substantially similar to the Proposal did not warrant such an exception. Just as with the Proposal in the present case, in Hormel the proposal requested Hormel's Board review Hormel's standards regarding use of antibiotics by its meat suppliers and report to shareholders by January 2004. The proponents' supporting statement urges that the Board's report to shareholders (i) identify the amount of antibiotics used, and for what purposes, by Hormel's suppliers and (ii) enact a plan to source livestock grown without the nontherapeutic use of medically important antibiotics. Just as in the case of the Hormel proposal:

a. The Proposal relates to management's ability to run the Company on a day-to-day basis. The Proposal requests the Board to prepare what could be an extremely detailed and technical report on the Company's ongoing, day-to-day selection of resources and products it sells. For many years, the Company's activities in this regard have been regulated by federal, state and local regulations in the food safety area. Compliance with those laws and regulations is a part of the day-to-day business of the Company as it endeavors to produce safe, healthy products. The Company has a staff devoted to compliance with food safety regulations.

   As noted in Hormel, in numerous instances, the Staff has concluded that proposals related to compliance with government statutes and regulations involve ordinary business and therefore are excludable pursuant to Rule 14a-8(i)(7). In *Willamette Industries, Inc.* (March 20, 2001), for example, the Staff concurred that a proposal requiring an annual report detailing the company's environmental compliance program, those responsible for enforcing compliance at the company and facts regarding the financial impact of compliance could be omitted from its proxy materials in accordance with Rule 14a-8(i)(7) because the subject of the report (i.e., evaluation of risk) related to its ordinary business. In addition, the Staff concurred with Duke Power Company's conclusion that it could exclude a similar shareholder proposal because compliance with government regulations was considered part of the company's ordinary business operations. *Duke Power Company* (February 1, 1988). See also, *Allstate Corporation* (February 16, 1999).

Moreover, the ability to make decisions as to the supplies to be purchased and the products to be sold requires business judgment regarding allocation of corporate resources and is fundamental to management's ability to control the day-to-day operations of the Company, and therefore is not an appropriate subject for a shareholder proposal. Decisions concerning the suppliers from whom the Company purchases supplies and the selection of products it sells are outside the knowledge and expertise of shareholders as a group. As noted in Hormel, companies have regularly received the Staff's assurance that no action would be taken if proposals similar to the Proposal were omitted from proxy materials. For example, the Staff found that proposals dealing with food irradiation could be excluded because they dealt with "the choice of products and supplies used in the preparation of its products." *Borden, Inc.* (November 30, 1989); See also, *The Kroger Co.* (March 23, 1992). The Staff also allowed McDonalds Corp. to exclude a proposal that McDonald's use only vegetable oil when preparing its products due to health concerns. The Staff stated that the selection of "food preparation methods" was a matter relating to ordinary business operations. *McDonald's Corp.* (March 24, 1992). Again, the Staff relied on Rule 14a-8(i)(7) when it allowed H.J. Heinz to exclude a proposal that the company stop using food coloring despite the assertion in a report by the American Academy of Pediatrics that the food coloring was suspected of causing a large number of serious adverse reactions in children. *H.J. Heinz* (June 2, 1999).

Food irradiation, the choice of cooking oil and food coloring have all been found by the Staff to be within the ordinary business operations of a company. In making those determinations, the Staff implicitly recognized that the regulation of food and food preparation is a function assigned to the FDA and that those companies, like the Company, merely provide access to products approved by the FDA to a broad spectrum of the American population. As noted in Hormel, this situation is no different. The discretionary authority to select certain types of ingredients and supplies, including livestock that has been grown with the use of antibiotics, that comply with FDA regulations should reside with the Company's management rather than its shareholders.

b. The Proposal seeks to "micro-manage" the Company by probing too deeply into matters of a complex nature. The determination, testing and evaluation of livestock grown with the use of antibiotics is extremely complex and scientific. The relevant food safety regulations are also complex and their actual application to a company's operations can be subject to varying interpretations. The average shareholder, who presumably lacks training in biochemistry, would have difficulty evaluating the scientific data associated with the analysis of compliance with food safety regulations, the use of antibiotics to grow livestock and the suitability of alternatives. The Company's management is better equipped than its shareholders, who meet only once each year, to deal with these complex matters.

c. The Proposal does not raise significant social policy concerns tied directly to the Company's operations under the "ordinary business" analysis. Merely because a shareholder proposal deals with a subject that may touch on a social policy issue does not mean that it may not be excluded if it encroaches on a company's ordinary business operations.

The Proposal clearly deals with issues and considerations that involve the Company's ordinary business operations. Consequently, the matters addressed by the Proposal are not matters that should be subject to direct shareholder control. Therefore, the Company has concluded that it may omit the Proposal from its proxy materials for the 2003 Annual Meeting in accordance with Rule 14a-8(i)(7).

Based on the foregoing, the Company believes that it may omit the Proposal from its proxy materials for its 2003 Annual Meeting, and the Company respectfully requests that the Staff not recommend any enforcement action if the Proposal is omitted from such proxy materials.

2. The Proposal is vague and misleading in violation of Rule 14a-9 under the Exchange Act.

Rule 14a-8(i)(3) under the Exchange Act permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Rule 14a-9 under the Exchange Act provides, in pertinent part, that: "(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading ...."

The Staff has found that a company could properly omit entire shareholder proposals and supporting statements when such proposals and supporting statements were vague, ambiguous, false or misleading. See, e.g., *Wal-Mart Stores, Inc.* (April 2, 2001); *McDonald's Corporation* (March 13, 2001); *Comshare, Incorporated* (August 23, 2000); *Tri-Continental Corporation* (March 14, 2000). The Staff has also on many occasions found that a company could properly omit certain portions of shareholder proposals and supporting statements that contain false and misleading statements or omit material facts necessary to make statements therein not false or misleading. See e.g., *Sysco Corporation* (September 4, 2002); *American Standard Companies, Inc.* (March 18, 2002); *Emerson Electric Co.* (October 27, 2000); *National Fuel Gas Company* (November 18, 1999); *Exxon Baldwin Corporation* (February 20, 1998). Moreover, Staff Legal Bulletin No. 14 (July 13, 2001) states that "in drafting a proposal and supporting statement, shareholders should avoid making unsupported assertions of fact." Staff Legal Bulletin No. 14 also states that shareholders "should provide factual support for statements in the proposal and supporting statement."

The Proposal is misleading because it states, without support, that shareholders of the Company are concerned about the Company's practices relating to the use of antibiotics on healthy animals. The Proposal cites no support for this assertion. In fact, there is no indication that any other shareholder shares the Proponent's concern. If the Proposal were to be included in the Company's proxy materials, the omissions with respect the extent of shareholder concern would mislead the Company's shareholders as to material matters. Consequently, the Company has concluded that it may omit the Proposal from its proxy materials for the 2003 Annual Meeting in accordance with Rule 14a-8(i)(3).

Omission of the Proponent's Identity

Rule 14a-8(l)(1) permits a company to omit the identification of the proponent of a shareholder proposal from its proxy statement and, instead, to furnish that information to shareholders upon request. If the Proposal is included in the Company's proxy statement, the Company intends to omit identification of the Proponent. The Proponent has included its identity in the preamble included in the Proposal. It disingenuously asserts that the reference does not identify it as the proponent of the Proposal, and, instead, is a statement of its views. This characterization is nothing more than a strained attempt to require the Company to identify the Proponent with the Proposal. In the past, the Staff has found that a company could properly exclude a shareholder's identity from its proposal. See, e.g., *Alaska Air Group, Inc.* (March 13, 2001). Based on the foregoing, the Company believes that, in the event that it must include the Proposal in its proxy materials for its 2003 Annual Meeting, it may nonetheless omit the preamble to the Proposal from the proxy materials and the Company respectfully requests that the Staff not recommend any enforcement action if the preamble to the Proposal is omitted from such proxy materials.

If the Staff has any questions or comments regarding this filing, please contact any of the undersigned, at (913) 676-8925

Sincerely,

SEABOARD CORPORATION

David M. Becker

David M. Becker
Vice President and General Counsel

cc: Robert Steer
Rod Brenneman
Larry Fahn, Sierra Club

AMENDED

REPORT ON USE OF ANTIBIOTICS
Seaboard Corporation

WHEREAS, The Sierra Club believes that there is a positive correlation between a company's financial returns and its environmental and public health policies;

RESOLVED: Shareholders request that our Board review the Company's policies regarding use of antibiotics in its hog production facilities and those of its suppliers and report to shareholders by January 2004. We request a report on the type and amounts of antibiotics they use on healthy animals, which report shall include a discussion of the feasibility of producing and sourcing livestock without the nontherapeutic use of such antibiotics.

Supporting Statement

Shareholders are concerned that our company raises hogs using practices that typically involve routinely feeding antibiotics to healthy animals.

There is growing concern in the scientific and medical community about the increasing resistance of bacteria to antibiotics that are medically important for humans:

- The Union of Concerned Scientists estimates that 70% of antibiotics in the U.S. are fed to healthy livestock to promote growth and to compensate for unsanitary conditions. Some antibiotics used in meat production are also used in human medicine. (*Clinical Infectious Diseases*, June 1, 2002) No U.S. government agency requires reporting of antibiotics used in livestock agriculture.
- Three studies in the October, 2001 *New England Journal of Medicine* document the links between antibiotic overuse and drug-resistant bacteria found in meat and poultry products.
- Studies show that antimicrobial-resistant commensal bacteria from food animals can colonize the human gut, where they potentially can transfer their resistance to ordinary pathogens. (*Clinical Infectious Diseases*, June 1, 2002)
- The Alliance for the Prudent Use of Antibiotics' report, *Facts about Antimicrobials in Animals and the Impact on Resistance*, concluded that "the elimination of nontherapeutic use of antimicrobials in food animals and in agriculture will lower the burden of antimicrobial resistance in the environment, with consequent benefits to human and animal health." (*Clinical Infectious Diseases*, June 1, 2002)
- A recent U.S. Geological Survey study found antimicrobial residues in 48 percent of 139 streams surveyed nationwide; 45 percent of survey sites were downstream from animal agriculture operations.
- In June 2001, the American Medical Association opposed the use of antibiotics in agriculture for healthy animals (i.e., "nontherapeutic" use). The World Health Organization made similar recommendations.
- Meat can be produced profitably without routine use of antibiotics. As of 1998, the European Union prohibited use as growth promoters of all antibiotics used in human medicine; only four antibiotics not used in human medicine can be used without prescription in agriculture in the EU. Where bans exist on the use of antibiotics as growth promotants, such as in Sweden and Denmark, meat producers continue to thrive, according to the nonprofit Keep Antibiotics Working. Companies have adapted by modifying the diet of animals, and by improving animal husbandry to decrease the risk of infection. Antibiotics continue to be available by prescription to treat sick animals.

We believe that by taking this action Seaboard will attract the loyalty of health-conscious consumers.

December 3, 2002

David M. Becker
Vice President and General Counsel
Seaboard Corporation
9000 West 67th St
P.O. Box 2972
Shawnee Mission, KS 66201

VIA FAX and MAIL

Dear Mr. Becker:

Thank you for your letter dated November 20, 2002 acknowledging receipt of a shareholder resolution submitted for the 2003 annual meeting. The resolution requests a shareholder vote on a report on Seaboard's use of antibiotics.

Your one procedural objection to the shareholder resolution is that it is comprised of two proposals. Because we believe that a plan to produce and source livestock grown without the nontherapetic use of medically important antibiotics would provide a competitive advantage over other pork producers, we have amended the resolution so as to address one proposal: "a report on the type and amounts of antibiotics they use on healthy animals, which report shall include a discussion of the feasibility of producing and sourcing livestock without the nontherapeutic use of such antibiotics."

In addition, you list a number of non-procedural objections that do not follow SEC rules regarding omission of resolutions in your proxy statement. Rule 14a-8(j). We have amended the resolution to revise the first sentence of the Supporting Statement. However, although Rule 14a-8(l)(1) permits a company to omit the identification of the proponent of a shareholder proposal from its proxy statement, the shareholder resolution does not identify the Sierra Club as the resolution proponent, rather it is a statement of the Sierra Club's views on a company's financial returns and its environmental and public health policies.

We do not agree that a report on antibiotic use may be omitted under Rule 14a-8(i)(7). Reports to shareholders are a common theme in shareholder resolutions. Therefore, should you notify the SEC of your intention to omit the resolution on this basis, we will make our objections known to the SEC under Rule 14a-8(k).

Please contact Larry Fahn, Sierra Club – Vice President for Conservation, 311 California Street, Suite 510, San Francisco CA 94104. Telephone: (415) 391-3212.
Email: <Larry.Fahn@sierraclub.org> should you have any reason to communicate with us further about this matter.

Sincerely,

David E. Ortman
Sierra Club
Corporate Accountability Committee
Shareholder Action Task Force

for

Larry Fahn
Sierra Club, Vice President for Conservation

AMENDED

REPORT ON USE OF ANTIBIOTICS
Seaboard Corporation

WHEREAS, The Sierra Club believes that there is a positive correlation between a company's financial returns and its environmental and public health policies;

RESOLVED: Shareholders request that our Board review the Company's policies regarding use of antibiotics in its hog production facilities and those of its suppliers and report to shareholders by January 2004. We request a report on the type and amounts of antibiotics they use on healthy animals, which report shall include a discussion of the feasibility of producing and sourcing livestock without the nontherapeutic use of such antibiotics.

Supporting Statement

Shareholders are concerned that our company raises hogs using practices that typically involve routinely feeding antibiotics to healthy animals.

There is growing concern in the scientific and medical community about the increasing resistance of bacteria to antibiotics that are medically important for humans:

- The Union of Concerned Scientists estimates that 70% of antibiotics in the U.S. are fed to healthy livestock to promote growth and to compensate for unsanitary conditions. Some antibiotics used in meat production are also used in human medicine. (*Clinical Infectious Diseases*, June 1, 2002) No U.S. government agency requires reporting of antibiotics used in livestock agriculture.
- *Three studies in the* October, 2001 *New England Journal of Medicine* document the links between antibiotic overuse and drug-resistant bacteria found in meat and poultry products.
- Studies show that antimicrobial-resistant commensal bacteria from food animals can colonize the human gut, where they potentially can transfer their resistance to ordinary pathogens. (*Clinical Infectious Diseases*, June 1, 2002)
- The Alliance for the Prudent Use of Antibiotics' report, *Facts about Antimicrobials in Animals and the Impact on Resistance*, concluded that "the elimination of nontherapeutic use of antimicrobials in food animals and in agriculture will lower the burden of antimicrobial resistance in the environment, with consequent benefits to human and animal health." (*Clinical Infectious Diseases*, June 1, 2002)
- A recent U.S. Geological Survey study found antimicrobial residues in 48 percent of 139 streams surveyed nationwide; 45 percent of survey sites were downstream from animal agriculture operations.
- In June 2001, the American Medical Association opposed the use of antibiotics in agriculture for healthy animals (i.e., "nontherapeutic" use). The World Health Organization made similar recommendations.
- Meat can be produced profitably without routine use of antibiotics. As of 1998, the European Union prohibited use as growth promoters of all antibiotics used in human medicine; only four antibiotics not used in human medicine can be used without prescription in agriculture in the EU. Where bans exist on the use of antibiotics as growth promotants, such as in Sweden and Denmark, meat producers continue to thrive, according to the nonprofit Keep Antibiotics Working. Companies have adapted by modifying the diet of animals, and by improving animal husbandry to decrease the risk of infection. Antibiotics continue to be available by prescription to treat sick animals.

We believe that by taking this action Seaboard will attract the loyalty of health-conscious consumers.

SEABOARD
CORPORATION

VIA OVERNIGHT AND EMAIL

November 20, 2002

Larry Fahn
Vice President for Conservation
Sierra Club
311 California Street, Suite 510
San Francisco, California 94104
(Email: Larry.Fahn@sierraclub.org)

Dear Mr. Fahn:

Seaboard Corporation ("Seaboard") has received your letter dated November 7, 2002, concerning a shareholder resolution and supporting statement (the "Resolution") submitted for inclusion in Seaboard's proxy statement for its 2003 annual meeting. Seaboard believes that your submission does not meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934 for the following reasons:

1. Rule 14a-8(c) provides that each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. The Resolution is comprised of two proposals: one calling for a report to shareholders by January 2004 and one calling for the preparation of a plan to produce and source livestock.

2. Rule 14a-8(i)(3) provides that a proposal or supporting statement may be excluded if it is contrary to any of the Securities and Exchange Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Purported statements of fact which are provided without substantiation may violate Rule 14a-9. The first sentence of the Supporting Statement is an unsubstantiated statement of fact.

3. Rule 14a-8(i)(7) provides that a proposal or supporting statement may be excluded if the proposal deals with a matter relating to the company's ordinary business operations. Seaboard believes that details relating to Seaboard's feeding of livestock come within Seaboard's ordinary business operations.

4. Rule 14a-8(l)(1) permits a company to omit the identification of the proponent of a shareholder proposal from its proxy statement and, instead, to furnish that information to shareholders upon request. If the Resolution is included in Seaboard's proxy statement, Seaboard intends to omit the identification of the Sierra Club. Accordingly, the preamble in the Resolution must be deleted or revised to omit the reference to the Sierra Club.

If the Sierra Club wishes to address the deficiencies described above, your response to Seaboard must be postmarked, or transmitted electronically, no later than 14 days after you receive this letter.

Sincerely,

SEABOARD CORPORATION

David M. Becker
Vice President and General Counsel

R:\LEGAL\SFPORK\1120Sierra.DOC

cc Marshall Tutin
Rod Brenneman
Bob Steer
John Lilyo.

SIERRA CLUB
FOUNDED 1892

November 7, 2002

Marshall Tutin
Corporate Secretary
Seaboard Corp.
9000 West 67th Street,
Shawnee Mission, Kansas 66202

Via Fax: (913) 676-8872 and FedEx

Dear Mr. Tutin:

Enclosed, please find a shareholder resolution that Sierra Club hereby *submits under the SEC's Rule 14a(8). The Sierra Club has owned the requisite* value for the requisite time period; intends to continue ownership of the requisite value through the forthcoming annual meeting in 2003; and stands prepared to present the resolution at the forthcoming shareholder meeting directly or through a designated agent. Enclosed please also find a written statement from Anne Stout, a Registered Representative at Charles Schwab & Co., our broker verifying our continuous ownership of the requisite valued Seaboard shares since November 28, 2000.

Please contact me, Larry Fahn, Sierra Club – Vice President for Conservation, 311 California Street, Suite 510, San Francisco CA 94104. Telephone: (415) 391-3212. Email: Larry.Fahn@sierraclub.org., should you have any reason to communicate with us about this matter.

Sincerely,

Larry Fahn

Larry Fahn,
Sierra Club, Vice President for
Conservation

85 Second Street, Second Floor San Francisco, CA 94105-3441 TEL: [415] 977-5500 FAX: [415] 977-5799 www.sierraclub.org

REPORT ON USE OF ANTIBIOTICS
Seaboard Corporation

WHEREAS, The Sierra Club believes that there is a positive correlation between a company's financial returns and its environmental and public health policies;

RESOLVED: Shareholders request that our Board review the Company's policies regarding use of antibiotics in its hog production facilities and those of its suppliers and report to shareholders by January 2004. We request a report concerning the amount of antibiotics used and for what purpose by Seaboard's agricultural operations and those of its suppliers. Further, we request a plan to produce and source livestock grown without the nontherapeutic use of medically important antibiotics.

Supporting Statement

Our company raises hogs using practices that typically involve routinely feeding antibiotics to healthy animals.

There is growing concern in the scientific and medical community about the increasing resistance of bacteria to antibiotics that are medically important for humans:

- The Union of Concerned Scientists estimates that 70% of antibiotics in the U.S. are fed to healthy livestock to promote growth and to compensate for unsanitary conditions. Some antibiotics used in meat production are also used in human medicine. (*Clinical Infectious Diseases*, June 1, 2002) No U.S. government agency requires reporting of antibiotics used in livestock agriculture.
- Three studies in the October, 2001 *New England Journal of Medicine* document the links between antibiotic overuse and drug-resistant bacteria found in meat and poultry products.
- Studies show that antimicrobial-resistant commensal bacteria from food animals can colonize the human gut, where they potentially can transfer their resistance to ordinary pathogens. (*Clinical Infectious Diseases*, June 1, 2002)
- The Alliance for the Prudent Use of Antibiotics' report, *Facts about Antimicrobials in Animals and the Impact on Resistance*, concluded that "the elimination of nontherapeutic use of antimicrobials in food animals and in agriculture will lower the burden of antimicrobial resistance in the environment, with consequent benefits to human and animal health." (*Clinical Infectious Diseases*, June 1, 2002)
- A recent U.S. Geological Survey study found antimicrobial residues in 48 percent of 139 streams surveyed nationwide; 45 percent of survey sites were downstream from animal agriculture operations.
- In June 2001, the American Medical Association opposed the use of antibiotics in agriculture for healthy animals (i.e., "nontherapeutic" use). The World Health Organization made similar recommendations.
- Meat can be produced profitably without routine use of antibiotics. As of 1998, the European Union prohibited use as growth promoters of all antibiotics used in human medicine; only four antibiotics not used in human medicine can be used without prescription in agriculture in the EU. Where bans exist on the use of antibiotics as growth promotants, such as in Sweden and Denmark, meat producers continue to thrive, according to the nonprofit Keep Antibiotics Working. Companies have adapted by modifying the diet of animals, and by improving animal husbandry to decrease the risk of infection. Antibiotics continue to be available by prescription to treat sick animals.

We believe that by taking this action Seaboard will attract the loyalty of health-conscious consumers.

charles SCHWAB

9401 E. Panorama Circle Englewood CO 80112-3409

November 5, 2002

Sierra Club
Attn: Lou Barnes
85 2nd St., Second Floor
San Francisco, CA 94105-3459

Re: 8769-0836

Dear Sierra Club:

The Sierra Club has continuously owned 18 shares of Seabound Corp. (SEB) since November 28, 2000.

Thank you for your business with Charles Schwab & Co., Inc. If you have any questions regarding this matter please do not hesitate to contact us at 800-435-9050.

Sincerely,

Anne Stout

Anne Stout
Registered Representative II
Charles Schwab

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 3, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Seaboard Corporation
Incoming letter dated December 30, 2002

The proposal requests that the board of directors review Seaboard's policies regarding the use of antibiotics in its hog production facilities and those of its suppliers and provide a report on matters specified in the proposal.

There appears to be some basis for your view that Seaboard may exclude the proposal under rule 14a-8(i)(7), as relating to Seaboard's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if Seaboard omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Seaboard relies.

Sincerely,

Katherine W. Hsu

Katherine W. Hsu
Attorney-Advisor

000010

December 16, 1996

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Union Pacific Corporation (the "Company")
Incoming letter dated November 22, 1996

The proposal requests a report on the status of the research and development of a new safety system for railroads.

There appears to be some basis for your opinion that the proposal may be omitted from the Company's proxy materials under Rule 14a-8(c)(7), since it appears to deal with a matter relating to the conduct of the Company's ordinary business operations (i.e., the development and adaptation of new technology for the Company's operations). Under these circumstances, the Division will not recommend any enforcement action to the Commission if the Company omits the subject proposal from its proxy materials. In reaching this position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Frank G. Zarb, Jr.
Special Counsel

C00002

9

Union Pacific Corporation

RECEIVED
NOV 22 1996
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Carl W. von Bernuth
Senior Vice President
and General Counsel

November 22, 1996

HAND DELIVERY

RECD S.E.C.

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Union Pacific Corporation - Shareholder Proposal of Mr. Belknap Freeman, PE**

Ladies and Gentlemen:

Union Pacific Corporation ("Union Pacific" or the "Company") has received from Mr. Belknap Freeman, PE, one of its shareholders, a letter dated September 14, 1996 transmitting a proposal (the "Proposal") for inclusion in the Company's proxy materials for the 1997 annual shareholders' meeting. It is the Company's intention to omit the Proposal from its proxy materials, in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, I have enclosed herewith for filing with the Securities and Exchange Commission (the "Commission") six copies of (1) the September 14, 1996 letter which includes the Proposal and related correspondence, (2) an additional letter from Mr. Freeman dated November 4, 1996, and (3) this letter which constitutes the Company's statement of reasons for omitting the Proposal and my supporting legal opinion as General Counsel to the Company to the extent that such reasons relate to legal matters. A copy of this letter is also being concurrently sent to Mr. Freeman.

The Proposal would, if adopted, require Union Pacific's Board of Directors to prepare a wide ranging report on the Company's efforts to design, develop and test new technology to provide an enhanced, cost-effective train management and safety system in order to prevent train collisions, overspeed derailments and injury to track maintenance forces in the vicinity of train operations. In the rail industry this advanced, state-of-the-art train management and safety system is known as "Positive Train Separation" ("PTS"). The development of the PTS system is a joint program between the Company's railroad subsidiary, Union Pacific Railroad Company ("UPRR" or the "Railroad"), and Burlington Northern Santa Fe Railroad to improve and enhance (i) controls of train movement authority, (ii) communications between command centers and trains, (iii) onboard enforcement of authority and speed restrictions, (iv) location determination systems for train positions, and (v) real time braking computations with brake performance monitoring. As described below, the Company believes that the Proposal may be omitted from its proxy statement pursuant to Rule 14a-8(c)(7) of the Exchange Act as well as under Rule 14a-8(c)(1).

Rule 14a-8(c)(7)

Under Rule 14a-8(c)(7), a proposal may be excluded if it "deals with a matter relating to the conduct of the ordinary business operations of the registrant." In construing this Rule, the Commission has indicated that where, as here, a proposal would require the preparation of a special report on a particular aspect of a registrant's business, the Staff will consider whether the subject matter of the report relates to the conduct of ordinary business operations. Where it does, the proposal, even though it requires only the preparation of a report and not the taking of any action with respect to such business operations, will be excludable. See Exchange Act Release No. 20091 (August 16, 1983).

The information to be addressed by the report required by the Proposal covers a very specific and integral aspect of Union Pacific's ordinary, day-to-day railroad business operations. In fact, the Proposal requires a complete status update on a single operational project at the Railroad. Union Pacific is a holding company that operates through a number of wholly-owned subsidiaries, the most significant operations of which involve rail transportation. In overseeing the Railroad as part of the Company's ordinary business operations, the Company continually reviews the profitability and operations of the Railroad as well as all of its other subsidiary operations and investments. As in the two cases involving Texas Air Corporation (both March 29, 1985), the ordinary business operations of the Company include those of the Railroad. As counsel for Texas Air noted, "[s]ince Rule 14a-8(c)(7) permits the exclusion of a proposal dealing with the ordinary business operations of the Company, it is illogical to require the inclusion of a proposal relating to the conduct of the ordinary business operations of its subsidiaries." Certainly, the Proposal at hand falls within the area of conducting the ordinary business operations of Union Pacific.

The management of safe train movement and operation requires a comprehensive and detailed understanding of the Railroad's businesses and operating environment and an ongoing assessment on a day-to-day basis of a myriad of operational, technical, financial, legal and organizational factors. Such matters are thus clearly related to the ordinary business operations of the Company and the Railroad. The Commission Staff reached a similar conclusion in E. I. du Pont de Nemours and Company (March 8, 1991), where a proposal was submitted which, if adopted, would have required the board of directors to present a report on the company's research and development program expenditures in its efforts to produce chemical products. In the Staff's view, "the thrust of the proposal appears directed at those questions concerning the timing, research and marketing decisions that involve matters relating to the conduct of the Company's ordinary business operations." See also Exxon Corporation (March 2, 1984) (proposal relating to type of pollution control technology to be used at mining facility) and Gulf Oil Corp. (February 4, 1980) (proposal relating to technological and environmental impacts of uranium mining and milling operations).

The Commission has consistently taken the position that shareholder proposals that deal with truly "ordinary" business matters which are "mundane" in nature and do not involve any substantial "policy" considerations may be omitted from a registrant's proxy materials pursuant to Rule 14a-8(c)(7). In Exchange Act Release No. 34-12999 (November 22, 1976), it is noted that many shareholder proposals which attempt to address management issues at corporate meetings are not practical because they "deal with ordinary business matters of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business experience and their lack of intimate knowledge of the issuer's business." See also Borden, Inc. (January 16, 1990) (proposal relating to the choice of processes and supplies used in the preparation of its products).

Union Pacific continually strives to improve operations and, in so doing, seeks to manage its locomotive power, track, crew and other resources (i.e., its trains) in the most safe, efficient and cost-effective manner possible. The manner in which the Railroad utilizes its critical train resources is determined through an extensive assessment of a variety of operational, technical, financial and safety factors and is, therefore, intricately related to the conduct of ordinary business operations. The Commission has recognized that the implementation of specific programs relating to the research and development of products of a corporation are within the province of the ordinary business operations of the company. In Duke Power Company (March 3, 1984), the Commission found that a proposal relating to the implementation and operation of the company's "Load Management Program" (which was a program designed to reduce the peak demand for electrical energy) could be excluded under Rule 14a-8(c)(7). Counsel to Duke Power pointed out that the company had been actively engaged in its Load Management Program for years, and that the determination of the most cost-effective methods of implementing and managing the program was an issue for determination by the company's management, in the application of its expertise and the exercise of its business judgment. The similarity of management's responsibilities in the Duke Power case to the Railroad's management activities and responsibilities with respect to the development of a train system which will provide greater line capacity and train resource utilization is apparent - - in each case the proponent of the proposal is addressing an issue which principally concerns management's exercise of business discretion in order to obtain increased operational efficiency.

Moreover, in General Dynamics Corporation (March 16, 1983), the Commission found that a proposal relating to a request that the company conduct research on arms control and disarmament for the next three years was excludable under Rule 14a-8(c)(7) since it "appear[ed] to request action with respect to a matter relating to the conduct of the ordinary business operations of the issuer, i.e., the allocation of funds for research." Similarly, in General Motors Corporation (March 1, 1982), the Commission found that a proposal which requested the company to design and develop an adaptor engine in an urban economy automobile was excludable under Rule 14a-8(c)(7) since it related to the conduct of the company's ordinary business operations, i.e., "decisions concerning product design and development."

In further support of the excludability of this Proposal, the Staff has recommended no enforcement action on Rule 14a-8(c)(7) grounds in situations where the "ordinariness of the activity" which was the subject of the proposal, compared to the registrant's overall business, was analogous to the ordinary, day-to-day nature of the rail operation aspects of our Company's business. Thus, in AMR Corporation (April 2, 1987), the Staff concluded that a proposal relating to the nature and extent of review of the safety of that company's airline operations was a matter relating to its ordinary business operations; and, in CBS Inc. (February 24, 1989), the Commission concluded that a proposal relating to the nature, presentation and content of television and radio programming was a matter relating to ordinary business operations of that company's broadcasting business. In its supporting letter, CBS stated that the content of its programming was the "very essence" of its ordinary day-to-day business. In Carolina Power & Light Company (March 8, 1990), the Commission also determined that a proposal relating to the specific and detailed data about the company's nuclear power plant operations, including regulatory compliance, safety, emissions and hazardous waste disposal and specific detailed cost information relating thereto, was a matter relating to ordinary business operations of that company's electric utility business. By similar analogy, the subject matter of the pending Proposal submitted to our Company relates to what is, for a railroad, the "very essence" of its ordinary, day-to-day operations. Decisions made by management of the Company and the Railroad regarding the appropriate utilization, operation and safe movement of its trains are most definitely a part of the ordinary business operations of the Railroad and have been so for over a century. Because the Proposal relates to such ordinary business operations, it is excludable under Rule 14a-8(c)(7).

Finally, the Company and the Railroad are committed to providing a safe environment for their employees and, consequently, ensuring employee safety on the job is an important part of their ordinary day-to-day business operations. The Commission Staff has taken a no-action position where a registrant announced its intention to omit a proposal addressing employee safety and health concerns. As was mentioned above, in AMR Corporation (April 2, 1987), a proposal was submitted requiring the board of directors to form a special committee to report on the safety of the registrant's airline operations with respect to both its employees and passengers. The Staff supported omission on the grounds that it was related to the conduct of ordinary business operations.

The discussion above amply demonstrates that the conduct and decisions of Union Pacific regarding the PTS train management and safety system involve an ongoing analysis of all available operational, financial, business, regulatory, safety, technical, legal and organizational information and requirements with respect to its railroad operations. The conduct of such railroad operations involves discrete operational matters that require the judgment of experienced management. Such matters are properly within the purview of the management of the Company and the Railroad, which has the necessary capability and knowledge to evaluate them and take appropriate action. The matters to be addressed in the pending Proposal are plainly inappropriate for decision at the shareholder level and plainly are the type that Rule 14a-8(c)(7) was designed to omit.

Rule 14a-8(c)(1)

In addition to the foregoing arguments for exclusion of this Proposal from the Company's proxy materials, Rule 14a-8(c)(1) provides that omission of a proposal is permissible if "the proposal is, under the laws of the registrant's domicile, not a proper subject for action by security holders." The Company and the Railroad are both incorporated under the laws of the State of Utah. Section 16-10a-801 of the Utah Revised Business Corporation Act broadly defines the role of the Company's Board of Directors in managing Company operations, stating that "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors," except in certain limited circumstances not relevant here. The management and operations of the Railroad's train system is clearly an essential part of the Company's business and affairs and, without question, the most critical component of the business and affairs of the Railroad. Consequently, the determination of the most effective train management and safety system and the ongoing development and improvement of such a system are issues for the management of the Company and the Railroad in the application of their expertise and the exercise of their business judgment.

The Proposal, if adopted, would direct the Company to prepare a report to shareholders on the Railroad's status with respect to the PTS system. Such a mandate to generate a report involving a matter of ordinary business which is manifestly within the discretionary authority expressly provided to the Company's Board of Directors under Utah law is simply not an appropriate matter for shareholder action. The Commission has recognized the inappropriateness of such mandatory action by shareholders in Exchange Act Release No. 34-12999 (November 22, 1976), which states:

> "[I]t is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that 'the business and affairs of every corporation organized under this law shall be managed by its board of directors,' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or bylaws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute."

The Commission Staff has similarly recognized that shareholder proposals which mandate certain actions constitute improper action by shareholders as being an "intru[sion] upon the authority granted the Board of Directors" under applicable state law similar to that found in Utah. See, The Boeing Company (February 22, 1988) relating to a shareholder proposal mandating the establishment of a special committee to review and report to the shareholders on the use of certain production facilities; and Union Electric Company (March 13, 1985) concerning a proposal mandating that management prepare a report to shareholders on the first year of operation for one of the company's plants.

Neither the Utah Revised Business Corporation Act nor the Company's Articles of Incorporation or By-Laws provide for shareholder action on proposals in the nature of this particular Proposal at issue. Accordingly, in my opinion the Proposal constitutes an improper matter for action by shareholders under Utah law and, therefore, should be omitted under Rule 14a-8(c)(1).*

In conclusion, it must be emphasized that the special report proposed by Mr. Freeman would, as the above discussion illustrates, address a core aspect of the Railroad's ordinary business operations about which shareholders are not qualified to make informed judgments, either because of their lack of familiarity with the Railroad's business and operations or because of the complexity and technical nature of the matter to be addressed. For the foregoing reasons the Company believes that such a matter is more appropriately left for management to handle as part of the Company's ordinary course of business operations. Accordingly, the Company respectfully requests that the Commission Staff confirm that it will not recommend enforcement proceedings if Union Pacific omits the Proposal from its 1997 proxy materials in reliance upon the reasons set forth above.

Respectfully submitted,

Carl W. von Bernuth
Senior Vice President and
General Counsel

CWvB/JJT:nr
Enclosure

CC: Mr. Belknap Freeman, PE
Certified Mail
Return Receipt Requested

G:\JJT\FREEMAN.LTL

---

* Even if the Proposal were drafted in the form of a precatory recommendation, or were to be amended to be framed as a request, such a proposal would not escape exclusion by a change in form. The substance of such a request would still be the same – a matter relating to the conduct of the Company's ordinary business operations. See *supra* discussion on pages 2 through 5 and Exchange Act Release No. 20091 (August 16, 1983).

000008

Belknap Freeman, PE

115 HICKORY LANE
ROSEMONT, PENNSYLVANIA 19010
(610) 527-0145

14 September 1996

UNION PACIFIC CORPORATION
SECRETARY'S OFFICE

SEP 18 1996

REC'D____________

Ms. Judy L. Swantak
Corporate Secretary
Union Pacific Corporation
Martin Tower
Eighth & Eaton Avenues
Bethlehem, PA 18018

Re: Stockholders Resolution - PTS Joint Project

Dear Ms. Swantak:

I am enclosing a Stockholder's Resolution pertaining to the Union Pacific Railroad's joint project with the BNSF on "Positive Train Separation. In addition, I am enclosing copies of correspondence between myself and Jim Hall, Chairman of the National Transportation Safety Board, which is referred to in the Resolution.

My main reason for submitting this resolution is that while I have received some answers to my questions concerning this project, they have been less than specific. Also, I had only been given a general figure ($ 9 Million) for the cost of the system as of last November, and no real answer as to the total cost to the corporation.

Another reason for the Resolution is that there appears to be Federal Pressure, such as NTSB and even FRA Officials touting PTS and expecting that a private corporation spend its money developing such as system. As FRA regulates the railroads, there is certainly is appearance of a "threat" if UP does not adhere to governmental wishes.

In any case, here is my resolution to be presented at the 1997 Union Pacific Corporation Annual Meeting.

If by any chance, UP Railroad has ceased activity on this Positive Train Control Project, a final accounting to stockholders would be appropriate.

Cordially yours,

Belknap Freeman

Enclosures:

Stockholders Resolution 14 Sept '96 Re: "PTS"
Letter August 7,1996,Mr Hall of NTSB to Mr. B. Freeman
Letter Apr 23, 1996 B. Freeman to Mr. Hall of the NTSB

Sent Certified
Z 070 264 045
Return Receipt

000009

Stockholders Resolution - Union Pacific Corporation

Belknap Freeman, PE , 119 Hickory Lane, Rosemont, PA 19010-1017; Owning 706 Shares of Common Stock of the Union Pacific Corporation, has stated he intends to present the following resolution for consideration at the 1997 Annual Meeting of the Corporation.

WHEREAS, as a consequence of the November 11, 1993 railroad accident at Kelso, WA in the joint operating territory with the Burlington Northern Santa Fe Railroad in the Pacific Northwest, The Union Pacific Railroad has entered into a joint endeavor with the Burlington Northern Santa Fe Railroad to initiate a joint program to develop, test and implement technology to prevent train collisions and overspeed track violations. The program is to develop the concept known as Positive Train Separation (PTS).

WHEREAS, Chairman Jim Hall of the National Transportation Safety Board concedes that "PTS" per se does not now exist, and that PTS is limited because it will be overlaid on the current signal system and will not be relied on as a "vital" signal system. However, Hall also states that the UP-BNSF project will provide information on which the capabilities of PTS can be assessed.

WHEREAS, the Union Pacific - Burlington Northern Santa Fe submitted a PTS specification to the Federal Railroad Administration in support of their request for waivers of 43 FRA Rules concerning signal systems; but as of this writing no FRA decision on this waiver has been announced.

WHEREAS, it is almost four years since the Kelso, WA accident and the Union Pacific has allocated at least $ 9 million on PTS developement:

RESOLVED, that the management of Union Pacific Corp report to shareholders what corporate funds have been expended to date on this PTS project, and specifically what has been accomplished in the way of hardware, software, system testing, added maintenance force recuired, etc What is the status of PTS at this time? Does Union Pacific Corporation intend to continue this PTS project, and at what cost??

14 September 1996

Belknap Freeman

HR

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

October 13, 2006

Dana I. Green
Senior Vice President, General Counsel
and Corporate Secretary
Walgreen Co.
200 Wilmot Road, MS 2264
Deerfield, IL 60015-4616

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 10/13/2006

Re: Walgreen Co.
Incoming letter dated August 30, 2006

Dear Ms. Green:

This is in response to your letter dated August 30, 2006 concerning the shareholder proposal submitted to Walgreen by Sierra Club Mutual Funds, the Sisters of Charity of Nazareth, Boston Common Asset Management, LLC, the Board of Pensions of the Evangelical Lutheran Church of America, and the Mercy Investment Program. We also have received a letter on the proponents' behalf dated September 27, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Sanford J. Lewis
PO Box 231
Amherst, MA 01004-0231

PUBLIC REFERENCE COPY

October 13, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Walgreen Co.
Incoming letter dated August 30, 2006

The proposal requests that the board publish a report characterizing the extent to which the company's private label cosmetics and personal care products lines contain carcinogens, mutagens, reproductive toxicants, and chemicals that affect the endocrine system and describing options for using safer alternatives.

There appears to be some basis for your view that Walgreen may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., the sale of particular products). Accordingly, we will not recommend enforcement action to the Commission if Walgreen omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Ted Yu
Special Counsel

Walgreens

Dana Ione Green
Senior Vice President
General Counsel and Corporate Secretary

1934 Act Rule 14a-8

August 30, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549

PUBLIC REFERENCE COPY

Re: Walgreen Co.
Commission File No. 001-00604

Ladies and Gentlemen:

This letter is to inform you of the intention of Walgreen Co. ("Walgreens") to omit from its proxy statement and form of proxy (its "Proxy Materials") for its 2007 Annual Meeting of Shareholders a shareholder proposal and statement in support thereof (together, the "Proposal") received from Sierra Club Mutual Funds. Walgreens also received the Proposal from four other shareholders: the Sisters of Charity of Nazareth (the "Sisters"); Boston Common Asset Management, LLC ("Boston Common"); the Board of Pensions of the Evangelical Lutheran Church in America ("ELCA"); and the Mercy Investment Program ("Mercy"). In this letter, Sierra Club Mutual Funds, the Sisters, Boston Common, ELCA and Mercy together are called the "Proponents." The Proponents have indicated that they are appointing Sierra Club Mutual Funds as their primary contact. The shareholder proposal states:

> **Resolved:** Shareholders request that, by December 31 2007, at reasonable cost and omitting proprietary information, the Board publish a public report for shareholders that
>
> 1. characterizes the extent to which Walgreens' private label cosmetics and personal care product lines contain suspected carcinogens, mutagens, reproductive toxicants, and chemicals that affect the endocrine system, accumulate in the body or persist in the environment; and
>
> 2. describes options for new Walgreens' policies and activities which would proactively seek safer

WALGREEN CO. CORPORATE OFFICES 200 WILMOT ROAD, MS 2264 DEERFIELD, ILLINOIS 60015-4616
847-914-3004 FAX 847-914-3652 dana.green@walgreens.com
www.walgreens.com

alternatives for these chemicals within the company's private label cosmetics lines.

The Proposal is attached hereto as Attachment 1.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachment. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachment is being mailed on this date to the Proponents, informing them of Walgreens' intention to omit the Proposal from the 2007 Proxy Materials. Walgreens tentatively expects to mail its definitive 2007 Proxy Materials on or about November 22, 2006. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") more than 80 calendar days before Walgreens files its definitive 2007 Proxy Materials with the Commission.

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") concur in our opinion that the Proposal may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(7), as the Proposal deals with a matter relating to Walgreens' ordinary business operations and may properly be omitted.

Pursuant to Rule 14a-8(i)(7), a shareholder proposal may be omitted from a company's proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 40018 (available May 21, 1998), the Commission stated that the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations: The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. Furthermore, in a 1983 release, the Staff stated that merely requesting that the registrant prepare a special report will not remove the proposal from the ordinary business grounds for exclusion. *See* Exchange Act Release No. 20091 (available August 16, 1983). The Proposal at issue affects Walgreens' ordinary business operations and "micro-manages" Walgreens' business functions.

The Staff has excluded shareholder proposals that have requested reports that are too detailed and specific, even when the subject may be a socially significant issue. *See, e.g., Ford Motor Company* (March 2, 2004) (allowing exclusion of proposal recommending that the board publish annually a report that would include detailed information on temperatures, atmospheric gases, sun effects, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating or cooling). The Proposal requests a report, by December 31, 2007, that "characterizes the extent to which Walgreens' private label cosmetics and personal care product lines contain suspected carcinogens, mutagens, reproductive toxicants, and chemicals that affect the endocrine system, accumulate in the body or persist in the environment." This would require Walgreens to engage a staff of scientists and various other experts to undertake a large-scale chemical research project on an innumerable class of elements, or to retain outside consultants to do the same, in either case at great expense. This burden on Walgreens would result in a report that would essentially be a compilation of complex scientific data in excess of current regulatory requirements that would be neither enlightening nor in furtherance of any investor-related determination.

Further, the Proposal relates to management's ability to operate Walgreens on a day-to-day basis, because it seeks to affect Walgreens' ability to select products to be sold in its stores, as well as its ability to select raw materials and ingredients for its products. Decisions concerning the selection of products to be sold in Walgreens' stores are inherently based on complex business considerations that are outside the knowledge and expertise of shareholders. The Staff concurred with this view in *Wal-Mart Stores, Inc.* (March 24, 2006). Similarly, the selection of raw materials and ingredients for its private label cosmetic and personal care product lines, within parameters established by FDA regulations and state and federal legislation, are clearly matters relating to Walgreens' ordinary business operations. *See, e.g. Borden Inc.* (January 16, 1990) (finding that while the proponent claimed that irradiated food was unsafe, the use of irradiated food was related to ordinary business operations because it involved the choice of processes and supplies used in the preparation of Borden's products). The determination as to whether Walgreens' policies are more stringent than relevant statutory and regulatory requirements is also a matter related to its ordinary business operations. *See, e.g., Hormel Foods Corp.* (November 19, 2002).

The Proposal clearly deals with issues and considerations that involve Walgreens' ordinary business operations. Consequently, the matters addressed by the Proposal are not matters that should be subject to direct shareholder control. Therefore, Walgreens believes that the Proposal may be omitted from its 2007 Proxy Materials in accordance with Rule 14a-8(i)(7).

For the reason set forth above, we hereby respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the 2007 Proxy Materials. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgement copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please do not hesitate to call me at (847) 914-3004 if you require additional information or wish to discuss this submission further.

Very truly yours,

Dana I. Green
Senior Vice President, General
Counsel and Secretary

ATTACHMENT 1

Whereas:

Walgreens' 2005 Annual Report is titled "We care for people";

Walgreens has phased out sale of mercury thermometers, demonstrating its commitment to safer products for customers and the environment;

In February 2003, European Union Directive 2003/15/EC (amending Cosmetics Directive 76/768/EEC) banned the sale in Europe of cosmetics or personal care products that contain any ingredients on a list of chemicals known or suspected of causing cancer, genetic mutations, or birth defects;

Two of Walgreens' major cosmetics suppliers, L'Oreal and Revlon, have committed to reformulating their products globally to meet European Union standards;

The US Food and Drug Administration does not require US cosmetics manufacturers to test their products for safety. Except for color additives and certain prohibited ingredients, US producers can utilize any raw ingredient without FDA approval;

California's new Safe Cosmetics Act will require [with exceptions] the manufacturers of cosmetic products sold in the state to list and disclose all their products containing ingredients identified as carcinogens or reproductive toxicants;

Consumers' concern about safe cosmetics is growing. Over three hundred cosmetics companies have informed the Campaign for Safe Cosmetics, a coalition of health, consumer, and advocacy groups, that they will take additional actions on safe cosmetics.

Resolved: Shareholders request that, by December 31st 2007, at reasonable cost and omitting proprietary information, the Board publish a public report for shareholders that

1. characterizes the extent to which Walgreens' private label cosmetics and personal care product lines contain suspected carcinogens, mutagens, reproductive toxicants, and chemicals that affect the endocrine system, accumulate in the body or persist in the environment; and
2. describes options for new Walgreens' policies and activities which would proactively seek safer alternatives for these chemicals within the company's private label cosmetics lines.

Supporting Statement:
In addition to cosmetics, Walgreens sells other products that may contain chemicals linked to cancer, mutation, or birth defects. According to a recent report, (http://rosefdn.org/liroffreport.pdf), safer alternatives policies have been adopted by leading retailers, including the drug and cosmetics retailer in the United Kingdom, Boots LLC. Boots' cosmetics are sold in the United States by Walgreens' competitor Target. Companies have adopted such practices to build public trust, protect brand reputation, and safeguard market position in anticipation of prospective regulation. Such actions by Walgreens would underscore our company's leadership role in providing safe, wholesome products. Without a clear understanding of the company's response to suspected harmful components in products, the proponents believe Walgreens may lose customers concerned with cosmetics safety or lose markets that may regulate the content of cosmetics products.

SANFORD J. LEWIS, ATTORNEY

September 27, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Walgreen Company

On Behalf of the Sierra Club Mutual Funds, Sisters of Charity of Nazareth, Boston Common Asset Management, LLC, the Board of Pensions of the Evangelical Lutheran Church in America, and the Mercy Investment Program.

Dear Sir/Madam:

Sierra Club Mutual Funds, Sisters of Charity of Nazareth, Boston Common Asset Management, LLC, the Board of Pensions of the Evangelical Lutheran Church in America, and the Mercy Investment Program ("Proponents") are beneficial owners of common stock of Walgreen Company who have submitted a shareholder proposal ("Proposal") to Walgreen Company ("Company"). We have been asked by the Proponents to respond to the letter dated August 30, 2006, sent to the Securities and Exchange Commission by the Company. In that letter, the Company contends that the Proponents' Proposal may be excluded from the Company's 2007 proxy statement by virtue of Rule 14a-8(i)(7).

We have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rule, it is our opinion that the Proposal must be included in the Company's 2007 proxy statement and that it is not excludable by virtue of that rule.

SUMMARY

The Company asserts that the Proposal is excludable for seeking to micro-manage the Company by affecting the Company's ability to select products, raw materials and ingredients. It is our assessment that the Proposal is not excludable because it addresses a significant policy issue facing the company and strikes a correct balance between providing enough guidance and specificity such that management and shareholders understand what is being proposed on the one hand and enough flexibility for management to provide information on the issues in question at a level useful to shareholders.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

THE PROPOSAL

The resolved clause of the proposal states:

Resolved: Shareholders request that, by December 31st 2007, at reasonable cost and omitting proprietary information, the Board publish a public report for shareholders that

1. characterizes the extent to which Walgreens' private label cosmetics and personal care product lines contain suspected carcinogens, mutagens, reproductive toxicants, and chemicals that affect the endocrine system, accumulate in the body or persist in the environment; and
2. describes options for new Walgreens' policies and activities which would proactively seek safer alternatives for these chemicals within the company's private label cosmetics lines.

See Appendix 1 for the complete proposal.

TOXIC CHEMICALS IN COSMETICS ARE A MAJOR POLICY ISSUE FACING WALGREEN COMPANY

The resolved clause in this Proposal focuses on a significant policy issue faced by the Company – its use of potentially harmful chemicals in its private label cosmetics. The categories of chemicals in question are those which are being targeted by national, state and local policies, by some cosmetics companies, and by experts and advocacy organizations.

The potential health impacts have been the subject of growing concern nationally and internationally.

A number of Walgreens' business competitors are addressing these issues and are seeking to turn them to a business advantage as well. In recent years, over 450 cosmetics companies have informed the Campaign for Safe Cosmetics, a coalition of health, consumer, and advocacy groups, that they will take additional actions on safe cosmetics – 1) inventorying their product ingredients for suspected carcinogens, mutagens, and reproductive toxicants, and for chemicals that affect the endocrine system, accumulate in the body, or persist in the environment, 2) proactively seeking safe alternatives for these chemicals, and 3) publicly reporting on their progress.[1]

Notably, Boots Alliance, UK's largest retailer of pharmaceuticals and personal care products, is increasing its penetration of the US market via strategic alliances with Target and CVS. Boots has developed and is promoting its products through its safer chemicals cosmetics strategy which states "Where there are reasonable grounds for concern that a chemical used in

[1] See http://safecosmetics.org

our products could be harmful to human health or the environment, we will always take appropriate precautionary measures."

The proponents believe that these market trends pose a very significant policy challenge to the Company – its private label products will be increasingly viewed by consumers in the context of a marketplace in which many other cosmetics producers will have the "safe cosmetics" advantage.

The breadth and depth of how significant of a policy issue toxic chemicals in cosmetics has become is illustrated by the following:

- The business sector of which Walgreen Company is a part has given great recognition to this issue. Over the past two years, numerous drug store and cosmetic industry publications, including Drug Store News and Drug Topics, have regularly carried stories discussing safety concerns related to toxic chemicals in cosmetics. **[Examples included in Appendix 2.]** See, Antoinette Alexander, "Polish makers remove hazardous chemicals", Drug Store News (Online), August 31, 2006. "Manufacturers create natural new niche for retailers to lure high-end shoppers", Drug Store News, May 1, 2006, p. 45, 46. "State lawmakers push for cosmetics' chemical ban", Drug Store News, June 6, 2005, p. 60. "FDA PLANS COMPLIANCE ACTION TO ENFORCE COSMETIC INGREDIENT SAFETY", FDA Week, March 18, 2005, Vol. 11 No. 11. Inside Washington Publishers. Jane Williams, "Losing the PR battle?; Product safety", International Cosmetic News, December 1, 2005. Imogen Matthews, "Product innovation: the cosmetics and toiletries market is driven by newness and novelty as brands compete to capture the consumer's attention." Household & Personal Products Industry, December 1, 2005, Pg. 48(2). Gale Group, Inc. Sandra Levy, "Cosmetic firms getting nailed for chemical in varnish; Self-Care", Drug Topics, June 7, 2004, No. 11, Vol. 148; Pg. 62. Gale Group, Inc. Hubinger Jean C; Havery Donald C, "Analysis of consumer cosmetic products for phthalate esters" Cosmetic Science 2006 Mar-Apr; 57 (2): 127-37.

- California's Safe Cosmetics Act will require (with some exceptions) the manufacturers of cosmetic products sold in the state to list and disclose all their products containing ingredients identified as carcinogens or reproductive toxicants. Furthermore, California is about to enact the biomonitoring bill, Senate Bill 1379, which will create a statewide report on environmental chemical exposure among Californians and prioritize chemicals for inclusion in the program. **In FY2004, California accounted for 8% of the Walgreen Company's sales.**

- Media coverage and public concern about this issue have also been growing steadily. Major, mainstream news outlets such as the Wall Street Journal, New York Times, USA Today and the Los Angeles Times ran stories in 2005 and 2006 with headlines like From an Ingredient In Cosmetics, Toys, A Safety Concern, The Wall Street Journal, October 04, 2005, Should You Worry About the Chemicals in Your Makeup? New York Times, July 7, 2005, Legislature Targets Toxic Risks in Products, Los Angeles Times, May 30, 2005 and Europe's Rules Forcing U.S. Firms to Clean Up,

Los Angeles Times, May 16, 2005. A Lexis-Nexis search for the year 2005 showed that there were 75 major newspaper and wire report stories about phthalates and cosmetics. In the past four years, there were 165 major newspaper and wire report stories and 66 magazine articles about phthalates and cosmetics. Media reports often draw attention to the fact that the cosmetics industry is under-regulated – forecasting the potential for increased levels of regulatory scrutiny. The dangers posed by these chemicals and their role in our daily life was the subject of the feature story in the October 2006 issue of National Geographic Magazine.[2] **See Appendix 3 for some exemplary articles from the Wall Street Journal and New York Times.**[3]

- There have also been many articles in chemical industry publications on this issue. See **Appendix 2.** See, Ross Gilbert, "A perspective on the safety of cosmetic products: a position paper of the American Council on Science and Health."International Journal of Toxicology 2006 Jul-Aug; 25 (4): 269-77. Schettler Ted, "Human exposure to phthalates via consumer products." International Journal of Androl. 2006 Feb; 29 (1): 134-9. "Cosmetic Ingredients Criticized" Chemical Week. September 29, 2004. "Cosmetics companies criticized for nail polish ingredient; Environmental aspects of nail polishes" Pesticide & Toxic Chemical News. July 24, 2006. "EWG targets personal care products" TSCA Pesticide & Toxic Chemical News. June 14, 2004. "Environmental group surveys retailers on chemical use" International Pesticide & Toxic Chemical News. June 7, 2004. "Searchable database allows for quick scoring" TSCA Pesticide & Toxic Chemical News. June 14, 2004. "Personal Care Products Face Increased Regulatory Scrutiny" Chemical Week. May 11, 2005. "A 'Natural' Driver of Demand" Chemical Week. April 5, 2006.

- The European Union has banned the sale in Europe of cosmetics or personal care products that contain any ingredients on a list of chemicals known or suspected of causing cancer, genetic mutations, or birth defects. February 2003, European Union Directive 2003/15/EC (amending Cosmetics Directive 76/768/EEC).

- At least two of the Company's major cosmetics suppliers, L'Oreal and Revlon, have announced that they are reformulating their products globally to meet European Union standards.

- During the summer of 2005, a study was released on a group of chemicals called phthalates, which are widely used in cosmetics. This study showed that phthalate exposure causing negative impacts on reproductive health found in animal studies could be similarly affecting humans.Swan, Shanna H., et al., "Decrease in Anogenital Distance among Male Infants with Prenatal Phthalate Exposure," *Environmental Health Perspectives*, Vol. 113, No. 8, p. 1056 (August 2005); available at: http://ehp.niehs.nih.gov/members/2005/8100/8100.pdf and http://ehp.niehs.nih.gov/docs/2005/8100/abstract.html.

---

2 http://www3.nationalgeographic.com/ngm/0610/feature4/index.html.

3 See also http://www.safecosmetics.org/newsroom/index.cfm

- The Environmental Working Group (EWG), a public interest research and advocacy organization based in Washington DC, has released a series of detailed and influential reports exploring the safety of ingredients in personal care products. One of these reports was the 2002 "Not Too Pretty: Phthalates, Beauty Products and the FDA," which documented harmful phthalates in nearly 75% of 72 off-the-shelf cosmetics products. See www.ewg.org for detailed studies, including "Not Too Pretty," "Pretty Nasty," and "Skin Deep," as well as a searchable database with safety ratings for over 14,000 cosmetic and personal care products.

- Canadian cosmetics regulations are stricter than those in the U.S. Existing Canadian ingredient regulations specify that certain substances are prohibited for use in cosmetics and some are restricted for specific uses, or in certain concentrations, or both. The latest "Hotlist" has hundreds of prohibited and restricted chemicals, including formaldehyde, nitrosamines, and 1,4-dioxane. This is far more than the nine ingredients that the FDA bans or restricts and the nine substances that the U.S. Cosmetics Industry Review Panel (CIR) recommends avoiding. Manufacturers must also register all cosmetic products and must inform the Canadian government of the approximate concentration of each ingredient. Any information furnished to the Canadian Cosmetics Program office will be treated as a trade secret if indicated as such by the supplier. Recently, Health Canada (the Canadian equivalent of the FDA) published new labeling regulations that will increase disclosure. As Canadian Health Minister Ujjal Dosanjh explained, "[m]andatory labeling of cosmetic ingredients will increase consumer safety by allowing the public to make more informed choices when selecting cosmetic products." This change reflects the growing awareness that consumers care what is in the products they buy. All manufacturers and importers must be in compliance with these labeling requirements by November 16, 2006. (See: Health Canada, List of Prohibited and Restricted Cosmetic Ingredients (The Cosmetic Ingredient "Hotlist") May, 2005, available at: www.hc-sc.gc.ca/cosmetics. CFSAN webpage "Ingredients Prohibited and Restricted by FDA Regulations," www.cfsan.fda.gov/~dms/cos-210.html. Cosmetic Ingredient Review, http://www.cir-safety.org/staff_files/unsafe.pdf. Health Canada, "Sections 10 and 30 of the Cosmetic Regulations of the Food and Drugs Act require that a Cosmetic Notification Form be submitted to Health Canada prior to importation of a cosmetic, or within 10 days of first sale if the product is manufactured in Canada." available at: www.hc-sc.gc.ca/cosmetics. Section 30 (2) (d): the notification form must include "a list of the cosmetic's ingredients and, for each ingredient, its exact concentration or the concentration range that includes its concentration, as set out in the table to this section." Health Canada, Regulations Amending the Cosmetic Regulations, Published in Canada Gazette, Part II, Vol. 138, No. 24, December 1, 2004. Simon Pitman, "US Cosmetics Industry Reacts to BSE," Cosmetics Design, October 27, 2004; available at: http://cosmeticsdesign.com/productnews/nws.asp?id=55679.)

What the above demonstrates is that the resolved clause of the Proposal, which asks for information regarding the presence of potentially harmful chemicals in the Company's private label cosmetics, focuses on an issue that is not a mundane nor ordinary element of business. Rather it is a significant policy issue of widespread concern that is receiving significant attention by the cosmetics industry and the retail drug store industry, i.e. the sectors in which Walgreen Company private label cosmetics are produced and sold. In addition the issues are prominent in the media, and garnering attention of state legislators as well as many other concerned parties. This issue presents a significant challenge to the Company in particular as it is falling behind in addressing the use of safer alternatives already being done by its competitors.

ANALYSIS

I. The Proposal is permissible because it focuses on a significant policy issue.

A proposal cannot be excluded by Rule 14a-8(i)(7) if it focuses on significant policy issues. As explained in *Roosevelt v. E.I. DuPont de Nemours & Company*, 958 F. 2d 416, (DC Cir. 1992) a proposal may not be excluded under clause (c)(7) if it has "significant policy, economic or other implications". *Id. at 426.* Interpreting that standard, the court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" *Id. at 427.*

As the SEC explained:

> The policy underlying the rule includes two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, ***decisions on production quality and quantity***, and the retention of suppliers. ***However, proposals relating to such matters but focusing on significant social policy issues generally would not be considered to be excludable, because such issues typically fall outside the scope of management's prerogative.*** Exchange Act Release 34-400018 (May 28, 1998) (emphasis added).

As a consequence it is clear that under the guidance provided by the SEC even if the proposal does relate to production quality, but focuses on a significant policy issue, it is not excludable.

This rule has been consistently applied on numerous occasions over many years. Most recently, in *Hormel Foods Corp.* (November 10, 2005) the Proponent requested an assessment of the feasibility of using a particular method of production (controlled-atmosphere slaughtering). The company argued that it was excludable based on the product selection exclusion, but the company request was denied. In its reply to the SEC the proponents documented, as we have here, that the issue involved was a significant policy issue confronting the company that transcended the ordinary business of the company. Accordingly, the Staff did not allow the company to exclude the proposal. See also *Wendy's* (February 8, 2005).

Also, take for example *Columbia/HCA Healthcare Corporation* (March 30, 1999) in which the company argued unsuccessfully, that a request to phase out the use of PVC-containing or phthalate-containing medical products violated the product selection exclusion. In that case, as in this case now before the Staff, the proponent illustrated how the issue was a significant policy issue by pointing to the multiple expressions of public and government concern about the issue. Those expressions of concern provided, and here provide, ample evidence that the proposal focused on a significant policy issue. See also *Universal Health Services*, Inc. (March 30, 1999).

Finally, consider *Kroger Company* (April 12, 2002) where the proposal requested the company "to identify and label (where feasible) all food products manufactured or sold by the company under the company's brand names or private labels that may contain GE (genetically engineered) ingredients." In that case the company also argued that the proposal was excludable because it implicated product selection. This case serves again as an example of how even if the proposal relates to a seemingly mundane subject like product quality, that if that subject matter is in fact a significant policy issue then the company is not permitted to exclude it from the proxy. See also *Safeway Inc.* (March 23, 2000).

As explained at length above, the concerns addressed in the Proposal transcend the day-to-day concerns of the Company. The significance of this issue has many expressions including significant attention by the media, the public, the cosmetics industry, the drug store retail industry, state legislators as well as many other concerned parties. Because the issue is of such widespread concern and has been so for many years, it is quite clear that it is a significant policy issue that does not fall within the ordinary business exclusion of Rule 14a-8(i)(7).

The Proposal is also permissible in light of a long line of shareholder resolutions that appropriately addressed, in varying degrees, a phase-out of potentially harmful chemicals. In *Avon Products, Inc.* (Mar. 3, 2003), the proposal requested a report on "the feasibility of removing or substituting with safer alternatives all parabens used in the company's products." Further, the proposal in *Baxter International* (March 1, 1999) requested the company phase-out of PVC in medical devices. In *Time Warner Inc.* (February 19, 1997) a resolution called for the phase out of the use of chlorinated paper by the publisher, as a paper user, and was found to not be ordinary business. Finally, *Union Camp Corporation* (February 12, 1996) addressed a resolution which asked the company to "establish a schedule for the total phaseout of processes involving the use of organochlorines in its pulp and paper manufacturing." The Staff ruled that it could not be excluded as relating to ordinary business. In accordance with this line of cases, the Proposal, which is now before the Staff, is clearly permissible.

Wal-Mart Stores, Inc. (March 24, 2006), cited by Walgreen Company, is highly distinct from the present resolution because it required a companywide assessment rather than focusing on a narrow category of private label product lines that are subject to a significant policy challenge. The proponents in *Wal-Mart* sought "a report evaluating Company policies and procedures for systematically minimizing customers' exposure to toxic substances in products." In contrast, to the *Wal-Mart* request which focused on minimizing exposure to toxic substances in ***all products*** carried by Wal-Mart regardless of brand, which Wal-Mart had asserted would be a massive company-wide policy demand given the array of products sold by Wal-Mart, the Walgreen Company proposal is focused on private label products within a narrow category of policy-sensitive products – cosmetics - that are actually produced to carry the Walgreen name. In that sense, the Proposal is more akin to the *Kroger* and *Safeway* proposals cited above that focused on private label products.

In light of the focus on private label cosmetics, the Proponents believe the Company already has, or in any event, should have sufficient information regarding the content of products on which it places the Walgreen Company name to suffice in "characterizing" this issue for investors. As such, this is not asking the Company to undertake an extraordinary and far ranging assessment but only to provide a broad brush picture and broad brush policy options for investors.

One policy option for a multi-line retailer like Walgreens could be to adopt a generic "safer chemicals policy" that encompasses its private label cosmetics as well as other products. Wal-Mart is one company that has adopted such a policy initiative. On a website page labeled "Smart Products", Wal-Mart clearly states this "business case" for safer chemicals and products:

> (We are) "developing incentive plans and common-sense scorecards for our merchandise buyers that encourage innovation and more environmentally preferable products."[4]

A second option could be to adopt a corporate policy to target a specific chemical or a class of chemicals. For example, Whole Foods Market, which sells cosmetics, food, and other lines of goods has declared a goal "to help our customers avoid ***endocrine active*** materials in products and packaging where functional alternatives exist."[5]

A third option, of an even more robust corporate policy, might be to follow the model of Boots PLC, now a part of Alliance Boots. Boots manufactures and retails personal care products including cosmetics in Europe and has strategic partnerships in the United States with Target and CVS. In 2003, Boots developed a forward-looking and transparent safer chemicals strategy, "The Use of Chemicals in Consumer Products—A Precautionary Approach". See http://www.boots-csr.com/library/Chemical%20startegy.pdf. Boots publishes on the Internet a list of chemicals of concern (to eliminate or restrict chemicals, or monitor scientific findings), dates for taking action, and reports on progress.

It should be noted finally that the Company cites two staff decisions, *Hormel Foods Corp.* (November 19, 2002) and *Borden, Inc.* (January 16, 1990) in which the proponents did not argue their side of the issue. The Company cited to *Hormel Foods Corp.* (November 19, 2002) for the proposition that proposals that address whether the company's policies are more stringent than the relevant statutory and regulatory requirements are excludable. The proponents in *Hormel* requested the board "review the Company's standards regarding of use

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4 See http://walmartstores.com/GlobalWMStoresWeb/navigate.do?catg=355.

5 See http://www.wholefoodsmarket.com/issues/bisphenol-a.html.

of antibiotics by its meat suppliers." Because the company argued a variety of rationales within the general ordinary business category, it is not at all clear from the staff letter that the decision was based on the stringency of the company policies. Indeed, there are dozens of SEC decisions in which resolutions were not excluded on ordinary business, despite their requests for reports on policies that would be more stringent than existing standards. The list of resolutions above regarding chemical phaseouts are exemplary. Second, ***the proponent of that resolution did not respond to the no-action request*** or defend the proposal in any way. Consequently, the value of *Hormel Foods Corp.* (November 19, 2002) as precedent is tenuous at best. Suffice it to say, that without any documentation of how the proposal addressed a significant policy issue, the staff was left with little choice but to concur with the company's request to exclude the proposal. In contrast, we have provided ample evidence of how the Proposal focuses on a significant policy issue and therefore is not excludable.

This is also true for *Borden, Inc.* (January 16, 1990) which the company cites to support its argument that proposals that involve the choice of processes and supplies used in the preparation of products are excludable. The proponent in *Borden* did not respond to the no-action request or defend the proposal at all. Once again, without any documentation of how the resolution raised a significant policy issue, the staff was left with little choice but to concur with the company's request to exclude the proposal. In contrast, our reply provides strong evidence of how the Proposal focuses on a significant policy issue and therefore is not excludable.

II. The Proposal does not seek to micro-manage the company.

The Company argues that the Proposal seeks to micro-manage the Company because it asserts it would require the company "to undertake a large-scale chemical research project on an innumerable class of elements."

Under Rule 14a-8(i)(7), a proposal may be excluded if it seeks "to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Release No. 34- 40018 (1998 Release). The Release goes on to state that "[t]his consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." *Id.*

Recently, the SEC staff concluded that a similar, but much more detailed, proposal filed at CVS did not violate the micro-management exclusion. *CVS Corporation* (March 3, 2006) stated:

- Resolved: Shareholders request that, by April 2007, at reasonable cost and omitting proprietary information, the Board publish a report evaluating the feasibility of a) CVS reformulating all its private label cosmetics products to be free of chemicals linked to cancer, mutation or birth defects, thereby globally meeting the standards set by the EU Cosmetics Directive 2003/15/EC which amended EU Directive 76/768/EEC b) complying with the additional actions sought by the Campaign for Safe Cosmetics as

> described above [1) inventorying their product ingredients for suspected carcinogens, mutagens, and reproductive toxins, and for chemicals that affect the endocrine system, accumulate in the body or persist in the environment. 2) proactively seeking safe alternatives for these chemicals, and 3) publicly reporting on their progress], and c) encouraging or requiring manufacturers or distributors of other cosmetics products sold in CVS to ensure that their products comply with the same reformulation and other actions that the company is taking.

It is apparent that the *CVS* resolution requested far more specific and detailed information than the Proposal, including inventorying their product ingredients for target chemicals, proactively seeking safe alternatives, publicly reporting on progress, and even asked the company to engage other manufacturers and distributors on these issues. Despite the details contained in that proposal it was found by SEC staff to not constitute ordinary business. In the current Proposal there is no discussion of specific standards or specific actions to be taken. In contrast, in *CVS* the proponents made specific reference to the EU Cosmetics Directive and the actions sought by the non-government organization Campaign for Safe Cosmetics.

With regard to assessing the risks these chemicals pose to specific cosmetics product lines, the *CVS* proposal asked the company to ***inventory*** their product ingredients for suspected carcinogens, mutagens, and reproductive toxins, and for chemicals that affect the endocrine system, accumulate in the body or persist in the environment.

By contrast the present Proposal asks the company simply to ***characterize*** the extent to which Walgreens' private label cosmetics and personal care product lines contain suspected carcinogens, mutagens, reproductive toxicants, and chemicals that affect the endocrine system, accumulate in the body or persist in the environment, not to conduct a full-blown inventory.

Similarly the *CVS* resolution required CVS to go further on reformulation, reporting on the feasibility of reformulating all its private label cosmetics products to be free of chemicals linked to cancer, mutation or birth defects, thereby globally meeting the standards set by the EU Cosmetics Directive 2003/15/EC which amended EU Directive 76/768/EEC and encouraging or requiring manufacturers or distributors of other cosmetics products sold in CVS to ensure that their products comply with the same reformulation and other actions that the company is taking. In a deep contrast of flexibility, the present resolution merely asks Walgreen Company to describe **options** for new Walgreens' policies and activities which would proactively seek safer alternatives for these chemicals within the company's private label cosmetics lines.

In summary, the current Proposal is substantially less detailed and intricate than the *CVS* resolution in its information demands. If the *CVS* proposal did not constitute micromanagement or ordinary business, certainly the present resolution is also not excludable as micro-management or ordinary business under Rule 14a-8.

The Proposal also stands in contrast to *Ford Motor Company* (March 2, 2004) which the Company correctly cites to as an example of an improper request for excessively detailed information. In *Ford*, the proponent requested the following:

> a report to the stockholders entitled "Scientific Report on Global Warming/Cooling" that includes ***detailed information*** on temperatures, atmospheric gases, sun effects, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating or cooling. (emphasis added)

That is completely different than this Proposal which simply requests the Company not to provide detail information, but only to "***characterize the extent***" to which the Company's products contain certain chemicals. This is expressly ***not*** a request for an inventory, itemization or detailed enumeration of all of the individual chemicals in the products let alone a request for detailed information. Rather, this is an appropriate request for a general description of the extent to which the Company's products contain certain chemicals.

The resolutions cited in Section I. on the role of a significant policy issue on chemical phaseouts, which were found to be permissible by SEC staff, were also asserted by the companies to be impermissible "micromanagement." This position has been rejected over and over again by SEC staff where the policy issues confronting the company were as significant as the present matter, and where the level of reporting requested reflected a level of flexibility and generality appropriate to investor interests.

Finally, it should be noted with regard to the micromanagement claim that if the Proponents had made their request any more general than this, the Company might have argued that the Proposal was too vague. This Proposal has struck the right balance between micro-management and vagueness and accordingly does not run afoul of Rule 14a-8(i)(7) or Rule 14a-8(i)(3). The language of the Proposal is sufficiently clear so that the Company understands what is being asked of it and is sufficiently general so that, appropriately, the Company has the discretion to decide how best to go about producing the report without being micro-managed.

CONCLUSION

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. As demonstrated above, the Proposal is a significant policy issue that does not micro-manage the company. We respectfully request an opportunity to confer with SEC Staff in the event that the Staff should decide to concur with the Company.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

Jonas Kron
Attorney at Law

Attachments

cc:

Dana I. Green, Walgreen Company
Neil Stalling, Sierra Club Mutual Funds
Lauren Compere, Boston Common Asset Management, LLC
Patricia Zerega, Evangelical Lutheran Church in America
Sister Anna Marie Rhodes, SCN, Sisters of Charity of Nazareth
Valerie Heinonen, Mercy Investment Program

APPENDIX 1 RESOLUTION

Whereas:

Walgreens' 2005 Annual Report is titled "We care for people";

Walgreens has phased out sale of mercury thermometers, demonstrating its commitment to safer products for customers and the environment;

In February 2003, European Union Directive 2003/15/EC (amending Cosmetics Directive 76/768/EEC) banned the sale in Europe of cosmetics or personal care products that contain any ingredients on a list of chemicals known or suspected of causing cancer, genetic mutations, or birth defects;

Two of Walgreens' major cosmetics suppliers, L'Oreal and Revlon, have committed to reformulating their products globally to meet European Union standards;

The US Food and Drug Administration does not require US cosmetics manufacturers to test their products for safety. Except for color additives and certain prohibited ingredients, US producers can utilize any raw ingredient without FDA approval;

California's new Safe Cosmetics Act will require [with exceptions] the manufacturers of cosmetic products sold in the state to list and disclose all their products containing ingredients identified as carcinogens or reproductive toxicants;

Consumers' concern about safe cosmetics is growing. Over three hundred cosmetics companies have informed the Campaign for Safe Cosmetics, a coalition of health, consumer, and advocacy groups, that they will take additional actions on safe cosmetics.

Resolved: Shareholders request that, by December 31st 2007, at reasonable cost and omitting proprietary information, the Board publish a public report for shareholders that

1. characterizes the extent to which Walgreens' private label cosmetics and personal care product lines contain suspected carcinogens, mutagens, reproductive toxicants, and chemicals that affect the endocrine system, accumulate in the body or persist in the environment; and

2. describes options for new Walgreens' policies and activities which would proactively seek safer alternatives for these chemicals within the company's private label cosmetics lines.

Supporting Statement:

In addition to cosmetics, Walgreens sells other products that may contain chemicals linked to cancer, mutation, or birth defects. According to a recent report, (http://rosefdn.org/liroffreport.pdf), safer alternatives policies have been adopted by leading retailers, including the drug and cosmetics retailer in the United Kingdom, Boots LLC. Boots' cosmetics are sold in the United States by Walgreens' competitor Target. Companies have adopted such practices to build public trust, protect brand reputation, and safeguard market position in anticipation of prospective regulation. Such actions by Walgreens would underscore our company's leadership role in providing safe, wholesome products. Without a clear understanding of the company's response to suspected harmful components in products, the proponents believe Walgreens may lose customers concerned with cosmetics safety or lose markets that may regulate the content of cosmetics products.

APPENDIX 2 – EXEMPLARY NEWS CLIPS FROM DRUG STORE/PHARMACEUTICAL PUBLICATIONS REPORTING ON COSMETIC SAFETY

Antoinette Alexander, "Polish makers remove hazardous chemicals", **Drug Store News** (Online), August 31, 2006
Excerpt: "SAN FRANCISCO The Campaign for Safe Cosmetics announced late Wednesday that three major nail polish manufacturers have said they will... Some studies have linked DBP, which is banned from cosmetic products in the European Union, to underdeveloped genitals and other reproductive system problems in newborn boys, the Campaign for Safe Cosmetics stated. In addition, Sally Hansen is reformulating its products to also remove formaldehyde and toluene. All three chemicals are on California's Prop. 65 list of chemicals known to cause cancer or reproductive toxicity, the group stated. According to the campaigners, other major manufacturers, including Avon, Estee Lauder, Revlon and L'Oreal, confirmed last year that they would remove DBP. Founding Campaign members include Alliance for a Healthy Tomorrow, Breast Cancer Fund, Commonweal, Friends of the Earth, Women's Voices for the Earth, Environmental Working Group..."

"Manufacturers create natural new niche for retailers to lure high-end shoppers", **Drug Store News**, May 1, 2006, p. 45, 46. (www.drugstorenews.com)

excerpt: "... a division of natural and organic food and personal care products company The Hain Celestial Group, has developed a fragrance-free product line, which is free of phthalates and allergens. The collection includes shampoo and conditioner, body wash, soap, hand and body lotion and deodorant. Research involving lab animals has shown that those exposed to high levels of the chemicals known as phthalates, which are used in many everyday cosmetics and personal care products, experience developmental ...hopes of luring the higher-end specialty shopper into the mass market. Large players, meanwhile, look to gain a foothold in the category via acquisitions..."

Doug Desjardins, "Natural Lifestyle focus grows organic boom", **Drug Store News**, June 26, 2006, Special Report, p. 135, 136.
Excerpt: "The term 'Yoga Mom' hasn't become as ubiquitous as 'soccer mo'? was in the 1990s, but it's come to identify an outgrowth of that demographic. But you're more likely to find this mom driving a Prius instead of a mini-van and shopping at Whole Foods rather than Wal-Mart.

In other words; it's this consumer who's driving the boom in organic foods and natural products; women who are health-conscious, concerned about the products they buy for their family and more likely to be in a higher income level than most consumers. Amy Kasza, a researcher with the Hamacher Group, describes the yoga mom this way: 'The Yoga Mom can come from virtually any age range, whether it's the socially conscious 20-so ...

... explain why they're charging a premium price. 'The bottom line is that consumers are on the hunt for products that cut through confusion to prove their safety claims, document quality and deliver a basis for confidence,' said Haid in a report on product safety. Brand loyalty is a strong force but fewer consumers are willing to make especially when touted purity measures also mean a premium price. Reassurance that purchases are safe and effective is welcome everywhere, from the kid's vitamin shelf to the cosmetics counter. 'Not surprisingly', Haid said, 'the Yoga Mom and other consumers in that ..."

"State lawmakers push for cosmetics' chemical ban", **Drug Store News**, June 6, 2005, p. 60
Excerpt: "... The presence of chemicals known as phthalates in many cosmetics and personal care items continues to spark concern as a last month introduced legislation that would ban the use of those chemicals in such products. The legislation, authored by Assemblyman Scott Stringer, D-Manhattan, known as the Phthalates Free Cosmetics Act, would, if passed, prohibit the manufacture or sale of any cosmetics or personal care product that contains dibutyl phthalate and di (2-ethyl hexyl) phthalate, more commonly referred to as DBP and DEHP, respectively in New York state. 'New York should be at the forefront of ensuring greater cosmetics safety and occupational health in the beauty care industry,' stated Stringer. 'I have introduced legislation to ban these chemicals in cosmetics to protect us all from harmful chemicals, but especially pregnant women who are ......"

"Revlon helps fight breast cancer with 'Kiss for the Cause' fundraiser", **Drug Store News** (Online), July 24, 2003
Excerpt: "... NEW YORK In joining the fight against breast cancer, Revlon will launch its "Kiss for the Cause" fund-raising program at mass retailers and drug stores this fall. For each tube of the five "Kiss for the Cause" Moisturous Lipcolor shades sold during the month of October, Revlon will donate $1 to the National Breast Cancer Coalition Fund. Three of the five shades are limited edition shades, and each tube features a pair of "puckered lips."..."

"FDA pushes for warning labels on cosmetics containing alpha hydroxy acids", **Drug Store News**, December 5, 2002
Excerpt: "... ROCKVILLE, Md. The U.S. Food and Administration has announced recommendations for cosmetic manufacturers to alert consumers about the increased risk of skin sensitivity to Ultra Violet (UV) radiation that may occur when using cosmetics containing alpha hydroxy acids. The draft guidance, published in the Federal Register, ..."

"Cosmetics companies criticized for nail polish ingredient; Environmental aspects of nail polishes; Brief article", Pesticide & Toxic Chemical News, July 24, 2006. p. 3 Vol. 34 No. 40. Copyright 2006 Gale Group, Inc.

Public interest groups are increasing their efforts to get dibutyl phthalate off the ingredients list of nail polish sold in the United States.

Dibutyl phthalate, a chemical that acts as a binder to improve the lasting quality of nail polish, has been linked to cancer in animal studies and abnormalities in the reproductive systems of infant boys.

Estee Lauder and Creative Nail Design are among the companies that have stopped using dibutyl phthalate in their nail polish formulas. Nail polish manufacturer OPI no longer uses dibutyl phthalate in products sold in Europe, but continues to use it in formulas sold in the United States.

Campaign for Safe Cosmetics, established by a coalition of U.S. health and environmental groups, has developed the "Compact for Safe Cosmetics"--a pledge companies can sign to not use chemicals associated with risks of cancer, mutation and birth defects, and to substitute safer alternatives for hazardous chemicals.

Over 300 companies, including The Body Shop and Kiss My Face, have signed the pledge. The Campaign is pressuring large companies like Avon, Revlon, Unilever and Proctor & Gamble to sign the pledge too.

Sandra Levy, "Cosmetic firms getting nailed for chemical in varnish; Self-Care", Self-Care Drug Topics, June 7, 2004, No. 11, Vol. 148; Pg. 62. Copyright 2004 Gale Group, Inc.

At least two giant cosmetic manufacturers--Procter & Gamble and the Estee Lauder Companies--are removing di-n-butyl phthalate (DBP), an ingredient used to make nail polish chip-resistant, from their products. The move comes in the wake of the European Union's (EU) ban on DBP, which takes effect in September. It also comes amid concerns from advocacy groups about the chemical's safety. DBP has been linked to adverse reproductive effects in lab animals, particularly among the male offspring of females exposed to high levels of the chemical.

Timothy Long, manager of technical external relations for Procter & Gamble Beauty, told Drug Topics that the company is convinced that DBP is safe in nail polishes. He said P&G reformulated its Max Factor brand of nail polishes in Europe to comply with the EU's 7th Amendment to the Cosmetics Directive. P&G then tested its reformulated Max Factor product with women in the United States and because consumers preferred the new formulation, the company decided to remove DBP from its U.S. Cover Girl brand.

The reformulated product, Cover Girl Continuous Color, which provides a base, top, and color coat in one product, is slated to hit store shelves in July. Long said P&G disagreed with the EU's banning of DBP in cosmetics, claiming that it is not based on risk assessment. "While we do not disagree that there may be evidence of some adverse effects for DBP in animal studies conducted at very high dosage levels, to assess whether there is any risk with using DBP in cosmetic products, one must also take into account the potential for exposure to DBP at toxicologically meaningful levels."

Risk assessment is a scientifically valid method for evaluating a chemical's potential for causing harm. "Thorough risk assessment tests have been conducted for DBP, and it has consistently been found to be safe for cosmetic uses," he said.

Gerald McEwen, VP for science at the Cosmetic, Toiletry, and Fragrance Association, a Washington, D.C., trade group representing cosmetic makers, echoed Long's sentiments concerning the safety of DBP. Commenting on the EU's move to ban DBP from cosmetics, he stated, "They decided to apply this dangerous substances directive for carcinogens and reproductive toxicants directly to the cosmetic products without considering risk anymore. That flies in the face of everything they have said since they started regulating."

McEwen contended that nail polishes with DBP have a safety factor of 33,000. "A safety factor of 100 in Europe is considered an acceptable risk. So that's 330 times higher than what is allowed for an acceptable risk. But that doesn't make any difference to them, because safety factors aren't being taken into consideration," he said.

At least one environmental advocacy group is not convinced about the safety of phthalates in cosmetics. Jane Houlihan, VP for research at the Washington, D.C.-based Environmental Working Group, said, "Most people are surprised to learn that the government neither conducts nor requires safety testing of chemicals that go into health and beauty products. Chemicals linked to birth defects should not be in products marketed to women. Removing phthalates is really the first stop in tackling the safety issues that surround this self-regulated industry."

The San Francisco-based Breast Cancer Fund has contacted numerous firms including P&G and Revlon, asking them to sign a pledge to reformulate their cosmetic products.

P&G's Long said the company didn't sign the pledge because it disagreed with some of the group's principles, which he argued don't reflect good science. "Because we've been doing adequate safety assessment for many years, we don't see a need to sign a compact saying we are going to do that in the future," he said.

A spokeswoman for Revlon said her company's nail enamels do not contain phthalates. Still, Revlon sent a letter to the Breast Cancer Fund stating that the EU regulation to ban certain ingredients in cosmetics "represents an unnecessary change in the philosophy of regulation of cosmetic ingredients in the EU" and that "it may remove valuable ingredients from use in the EU."

Over at L'Oreal Paris, a spokeswoman told Drug Topics that all of L'Oreal USA's cosmetic brands, including Maybelline, Lancome, and L'Oreal Paris, manufacture and market nail enamels that do not contain DBP. The company claims it has not used DBP in any of its nail polish formulas since 2001.

Janet Bartucci, VP of global communications for the Estee Lauder Companies, said, "We're a global company and we use global formulations. To comply with EU regulations, we have taken DBP out of our formulas. It was not a safety issue."

Jane Williams, "Losing the PR battle?; Product safety", International Cosmetic News, December 1, 2005, Copyright 2005 Cosmédias

Facing attacks from environmental campaigns, is the industry doing enough be heard?

Attacks on the safety of the cosmetics industry are increasingly organized. Environmental group Greenpeace scored hundreds of column inches with its Toxic Valentine campaign (which called for cosmetic companies to replace certain chemicals found in beauty products) in Europe. In the US, The Campaign for Safe Cosmetics organization took out full-page ads against companies including Avon and Procter & Gamble in *USA Today*. Now legislators are getting onboard. In the US, a bill obliging manufacturers to disclose their use of "hazardous" ingredients is to be signed in California.

Yet the beauty industry has a better safety record than many others. The Cosmetic, Toiletry, and Fragrance Association (CTFA) president and ceo Pam Bailey says: "For the approximately eight billion cosmetic products sold in the US annually, FDA receives 150 complaints, and these are generally minor, such as irritation and rash".

So why are companies not getting together to fight the bad publicity? "Companies do not want their brand names mixed up in a discourse on safety, so, this role falls to the Associations," UK Cosmetic Toiletry and Perfumery Association CTPA president Chris Flower tells *ICN*. Greenpeace toxic campaigner and author of the Toxic Valentine Report Helen Perivier agrees: "These companies are ambivalent about people knowing about their positive changes. They are anxious that it does not appear that their products were toxic before."

Yet some brands are breaking ranks to communicate on these very issues. For example, 200 companies including UK's The Body Shop International and US natural brand Burt's Bees have signed the 2004 Compact for the Global Production of Safe Health & Beauty Products, pledging to replace potentially harmful ingredients with safe alternatives within three years.

Is it time to change tactics?

In the face of ongoing attacks, French industry association the Fédération des Industries de la Parfumerie (FIP), has changed its approach. "Up until now, our policy could be summed up by saying that we did not respond to these attacks unless [...] We have reversed this: now we will react systematically unless" FIP president Alain Grangé Cabanne clarifies. The FIP has also had two meetings with Greenpeace representatives and is inviting more.

So are the industry associations winning the PR battle? "It is not about PR it is about credibility," Colipa secretary general Bertil Heerink tells *ICN*. "A few years ago the industry was just putting out fires, thinking 'Let's keep our head down until there is an issue'. Now we go out to people and say, "Let's tell you about parabens, let's tell you about phthalates," Flower adds. Heerink agrees: "You can create a scare very easily. The damage is done very quickly, but the scientific foundation is hard to explain. We are increasingly going out and saying, 'we can substantiate our claim that this product is safe'. The more you do that the more balanced the debate can be," he concludes. Despite this, a previous lack of willingness to make public formulas and ingredients, has been interpreted by some as evasiveness. A basic difference of opinion is at play. Brands see their formulas as proprietary information, yet others believe it should be public. "Companies are missing the point and isolating themselves and they risk becoming dinosaurs within a changing industry. Even though they are jealous of their secrets they need to communicate," Perivier says.

Although the campaigns have not yet affected beauty sales, in this age of instant information the industry must find new ways to communicate its safety record and counter claims. Indeed, Perivier's advice of "communicate or risk a consumer backlash" cannot be ignored.

Hazard vs Risk

"In daily life, we are all in contact with dangerous substances. It is absurd to scare people with such simple affirmations." FIP president Alain Grangé Cabanne

"You can argue about safe limits, but people know that it is better not to have petrochemicals in their bloodstream" Greenpeace toxic campaigner Helen Perivier

"It is non-sensical to talk about hazard rather than risk. For instance dibutol phthalate [banned in Europe], is only toxic [...] at a dosage 3,000 times normal usage" CTPA president Chris Flower

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Kara Sissell, "<u>Personal Care Products Face Increased Regulatory Scrutiny</u>", <u>Chemical Week</u>, May 11, 2005, Pg. 37

Proposed legislation in California, campaigns by consumer groups, and a move by federal authorities to more carefully monitor ingredients in personal care products have turned the spotlight in recent months on personal care product safety.

FDA does not require premarket safety testing for cosmetics ingredients, as it does for pharmaceuticals. However, the agency recently put the personal care industry on notice when it announced it would issue enforcement guidelines for a regulation that requires a product label to carry a warning if one of the product's ingredients has not been proven safe. The regulation has been on the books for years, but a petition from the Environmental Working Group (EWG; Washington) prompted authorities to "remind" industry that it must comply with the labeling law.

The FDA product safety labeling law requires that, if the safety of a product ingredient cannot be substantiated, manufacturers must place a warning on the principal display panel of the product stating "Warning: the safety of this product has not been determined."

At the heart of the debate over personal care product safety are phthalates, a class of chemical additives that can make plastic more flexible, nail polish more chip resistant, or shampoos more fragrant. Scientific studies indicate some phthalates could harm the reproductive system of laboratory animals. Industry says those findings do not apply to the amount of phthalates people are exposed to through toys and personal care items. Studies indicate that high doses of dibutyl phthalate (DBP) may cause health problems in laboratory animals, but diethyl phthalate (DEP) has not been shown to cause reproductive problem even at high doses, says Marian Stanley, manager of ACC's phthalates esters panel.

In response to EWG's petition, FDA tested 48 personal care products, and found that most contain at least one phthalate. However, FDA officials say there is no "compelling evidence" that phthalates in consumer products pose a health risk. The FDA has not provided further details about its phthalates investigation. However, Stanley says it is unlikely that the FDA would remain silent if serious health risks had been discovered.

The Cosmetics, Toiletries, and Fragrances Association (CFTA; Washington) has previously said it supports the FDA's "plan to adopt guidelines for strict and swift enforcement of regulations requiring substantiation of cosmetics ingredient safety. The cosmetic ingredient safety substantiation system works well, and is based on impeccable science. Even an industry with an exemplary safety record as ours functions best with a tough cop on the beat, and we welcome FDA's action." CFTA did not provide comment by *CW* press time.

Several California lawmakers have introduced separate bills affecting phthalates; one that would ban DBP in cosmetics; and another that would ban di (2-ethyl-hexyl) phthalate (DEHP) in children's toys. The cosmetics ban, introduced by assembly member Judy Chu (D., Monterey), did not pass the assembly's health committee; the toys ban, introduced by assembly member Wilma Chan (D., Oakland), passed that committee late last month.

Legislation introduced by California State Senator Carole Migden (D., San Francisco) would establish the Safe Cosmetics Act of 2005, requiring cosmetics companies to provide a list of products sold in the state to the Department of Health Services (DHS; Sacramento). That list would identify by product any ingredient that contains a chemical identified as causing cancer or reproductive toxicity. The bill would allow the DHS to then determine whether the cosmetics' ingredients have met safety substantiation requirements.

Michelle Bryner, "A 'Natural' Driver of Demand", Chemical Week, April 5, 2006, Pg. 32.

Consumers are demanding more than just a pretty face from their cosmetic products -- they want them to be "natural." Demand for make-up with ingredients that preserve and enhance consumers' looks, are environmentally friendly, contain "nontoxic" chemicals, and use testing techniques that do not involve animals is up, says The Freedonia Group (Cleveland). This natural product segment is projected to grow at 8%/year, to $ 1.1 billion in 2009, as compared to overall cosmetic and toiletry chemicals growth of 5.7%/year, to $ 7.6 billion in 2009, Freedonia says.

"Natural products have become a key element of marketing strategies in the cosmetic and toiletry industry, as producers seek to impress consumers with the performance, quality, and uniqueness of their products, and to assuage concerns about product mildness and safety," Freedonia says. Included in this category are products made with: botanical extracts; proteins including albumin, collagen, keratin, reticulin, and elastin, as well as proteins based on silk and vegetable materials including oats, wheat, rice and soy; and sorbitol, Freedonia says. Recent deals in this sector include Colgate-Palmolive's purchase of natural products firm Tom's of Maine *(story, left)*.

Regulations for limiting toxic ingredients are also helping to spur sector growth. These include California's recently passed Safe Cosmetics Act of 2005 that requires cosmetic manufacturers to provide the Department of Health Services (Sacramento) with a list of the products sold in the state, and to identify any product ingredients that cause cancer or reproductive toxicity *(CW, June 8, 2005, p. 6)*. The European Union (EU) has passed the Seventh Amendment Cosmetic Directive, which requires companies to remove all ingredients that are known or "highly suspected" of causing cancer or reproductive defects.

To maintain access to the EU personal care market, cosmetic companies are reformulating their products to meet EU standards, says consumer advocacy coalition Campaign for Safe Cosmetics (CSC). CSC is asking cosmetics and personal care products companies to sign a pledge to remove toxic chemicals and replace them with safer alternatives. Some cosmetics producers including Estee Lauder have agreed to remove phthalates from nail polishes, CSC says.

Such actions are driving ingredient suppliers to boost their "natural" offerings, particularly in oleochemicals. FPG Oleochemicals (Kuantan, Malaysia), a joint venture of P&G Chemicals and Felda Palm Industries (Kuala Lumpur), will build a fatty acid plant at Kuantan to produce 120,000 m.t./year of vegetable oil-based fatty acids, P&G says. The plant is due onstream this year.

Cognis transferred its oleochemicals and derivatives business to Cognis Oleochemicals (Selangor, Malaysia), a 50-50 joint venture with palm oil producer Golden Hope Plantations (Kuala Lumpur), earlier this year. The deal makes the jv one of the leading oleochemical companies with sales of more than (euro) 690 million/year ($ 831 million), Cognis says. The deal is part of Golden Hope's strategy to become a fully integrated producer and processor of vegetable oils and fats, Golden Hope says.

"Demand for natural products has been a very strong trend worldwide for already several years," Rhodia says. There is a "more general expectation for comfort and safety combined with effectiveness and convenience," the company says. Rhodia says its offerings in this sector include vegetable-based products or those made through the fermentation of biomass. The company says it spends about 3% of sales on R&D for this segment, the same amount it spends on R&D for other personal care products. Rhodia says it has formed a jv with a local company in India to supply polymers derivatived from the guar plant to be used in personal care products.

GRAPHIC: Chart, INGREDIENT MAKEUP*, 2004 total: $ 5.8 billion, * U.S. cosmeties and toiletries demand., Source: The Freedonia Group (Cleveland, OH).

"FDA PLANS COMPLIANCE ACTION TO ENFORCE COSMETIC INGREDIENT SAFETY", FDA Week, March 18, 2005, Vol. 11 No. 11. Copyright 2005 Inside Washington Publishers

FDA plans to take compliance action against cosmetics that contain ingredients that are not proven to be safe, the agency says in a Feb. 3 letter to the Cosmetic, Toiletry and Fragrance Association (CTFA). The agency is also working on a guidance to help manufacturers determine when their safety substantiation for ingredients is adequate.

The guidance will advise manufacturers when they need to warn consumers about lack of safety information.

FDA will base its compliance actions on the findings of the Cosmetic Ingredient Review (CIR) Expert Panel and information from academia, published literature and internal research, according to the agency.

FDA tells CTFA that it is in the process of responding to a citizen petition from the Environmental Working Group. In June EWG submitted a petition charging that several regularly used personal care items such as diaper creams and shampoos often contain ingredients that do not have enough data to support their safe use. EWG also asked FDA to define "safe" ingredients for personal care products.

California's legislature is considering a bill to impose additional requirements on cosmetic safety. FDA refused to comment on whether the agency's recent actions are an effort to stave off the bill in the California legislature.

CTFA welcomed the agency's action and agreed that a warning statement about the product is needed if the information about an ingredient does not meet substantiation requirements.

"Even an industry with an exemplary safety record such as ours functions best with a tough cop on the beat and we welcome FDA's action," according to a Feb. 8 CTFA release. CIR is an industry panel that reviews the safety of ingredients. FDA has a representative at CIR meetings. CTFA says the new guidelines will strengthen CIR's role.

"Cosmetic Ingredients Criticized", Chemical Week, September 29, 2004, p. 64. Copyright 2004, Chemical Week Associates

The Campaign for Safe Cosmetics (New York) has asked major cosmetics companies to "come clean" about whether they plan to remove certain substances from cosmetics, including some phthalates, which will be banned in the European Union (EU) beginning in May 2005. The campaign is asking companies to commit to removing dibutyl phthalate (DBP) and di (2-ethyl-hexyl) phthalate (DEHP) from their products. Those phthalates must be removed from products sold in the EU, due to suspected links between phthalates and developmental health problems *(CW, May 7, 2003, p. 26)*. The Safe Cosmetics Campaign says that L'Oreal, Revlon, and Unilever have refused to commit to remove phthalates from cosmetics sold in the U.S. The Cosmetic, Toiletry, and Fragrance Association (CTFA; Washington) says the EU cosmetics requirements could force companies to remove "valuable ingredients" from their products. "The amendment of the 2003 European Union Cosmetics Directive to ban certain ingredients represents an unnecessary change in the philosophy of regulation of cosmetics ingredients in the U.S.," CTFA says. "The bottom line for American consumers is that they are just as protected as consumers in Europe, and have products that are just as safe," CTFA adds.

Stephen Chapman, "EWG targets personal care products; TSCA", TSCA Pesticide & Toxic Chemical News, June 14, 2004, Pg. 14 Vol. 32 No. 34. Copyright 2004 Gale Group, Inc.

The Environmental Working Group last week unveiled a database that helps users identify the chemicals contained in 7,500 personal care products.

The free Web site, part of EWG's "Skin Deep" initiative for safer cosmetics, will allow consumers for the first time to know whether the chemicals in their soap, shampoo, toothpaste and other products have been linked to adverse health effects (see box, Page 15).

According to EWG, "the overwhelming majority of ingredients in personal care products have not been assessed for safety." The group said it will petition FDA to further study the safety of products.

"We were surprised to learn that there are no safety reviews for hundreds of chemicals that we put on our bodies," Lauren Sucher, a spokesperson for EWG, told Pesticide & Toxic Chemical News. "Most of us assume that if there's a product on the shelf, some government scientist in a white lab coat has reviewed the product. But that's not the case."

The analysis compares ingredients in each of the 7,500 personal care products against lists of known and suspected chemical health hazards compiled by government, industry and academic experts.

While EWG said few individual ingredients pose excessive risks, many people use multiple products in a day, resulting in concerns that the chemicals could be accumulating in humans. In a survey of more than 2,300 people conducted by EWG and other public health and environmental organizations, the average adult was found to use nine personal care products each day, with 126 unique chemical ingredients. More than a quarter of all women use at least 15 products, according to the survey, which was also released last week.

EWG reported that 89% of some 10,500 ingredients used in personal care products have not been evaluated for safety by FDA or by the self-policing industry safety committee, the Cosmetic Ingredient Review panel. The lack of government oversight leads to companies marketing products that are poorly studied and could contain chemicals that pose potentially serious health risks, the group claims.

EWG said more studies are needed to understand the contribution of exposures from personal care products and said the findings should be "cause for concern, but not alarm."

Industry responds

Both industry and government officials sought to downplay the report.

"We think the report is full of inaccuracies and does not help the consumer at all," Irene Malbin, vice president of public affairs for the Cosmetic, Toiletry and Fragrance Association, told PTCN. "The bottom line is that cosmetics are safe and our companies are very proud of the products they make."

Malbin did not offer any specific criticisms of the report. She said CTFA, a trade group representing the personal care products industry, was still reviewing the document. CTFA established and provides funding to the CIR panel, which reviews the safety of ingredients used in cosmetics.

Marian Stanley, manager of the Phthalate Esters Panel of the American Chemistry Council, said, "There are only a couple of phthalates used in cosmetics and the exposure is remarkably low. From a practical perspective, there's no harm in using them."

Stanley went on to explain that, while lab rats may show negative health effects from phthalates, those results will not necessarily mean there will be harm to humans because the amount used in cosmetics is far below the amount shown to cause harm in lab studies.

FDA also sought to reassure consumers.

"Cosmetics marketed in this country are safe," an FDA official told PTCN. "Consumers do not need to be concerned with their use. The manufacturer is responsible for assessing the safety of the ingredients being used in their cosmetics."

The official added that the agency is "reviewing the report and will give it careful consideration."

Other findings from the report

The safety assessment of personal care products conducted by EWG found that:

* Just 28 of the 7,500 products EWG analyzed have been fully assessed for safety by CIR.

* All other products--99.6% of those examined--contain one or more ingredients never assessed for potential health impacts by CIR.

* One of every 100 products on the market contains ingredients certified by government authorities as "known" or "probable" human carcinogens, including shampoos, lotions, make-up foundations and lip balms. One-third of all products contain one or more ingredients classified as "possible" human carcinogens.

* Seventy-one hair dye products contain ingredients derived from carcinogenic coal tar.

* Fifty-five percent of all products assessed contain "penetration enhancers," ingredients that can increase a product's penetration through the skin and into the bloodstream, increasing consumers' exposures to other ingredients as well.

* Nearly 70% of all products contain ingredients that can be contaminated with impurities linked to cancer and other health problems.

* Fifty-four products violate recommendations for safe use set by the CIR board. Most of these products contain ingredients found unsafe for the intended use of the product they are found in.

In its 67-year history of monitoring cosmetic safety, FDA has banned or restricted just nine personal care product ingredients. By contrast, 450 ingredients are banned for use in cosmetics in the European Union, although the vast majority of these have never been used by the industry. EWG charges that the regulatory vacuum in the United States gives cosmetic companies tremendous leeway in selecting ingredients, while it transfers potentially significant and largely unnecessary health risks to the users of the products.

Recommendations

To improve safety of personal care products, EWG recommends that manufacturers:

* Remove from products all chemicals classified as known or possible human carcinogens, reproductive toxins or developmental toxins.

* Certify that ingredients do not have impurities classified as known or probable human carcinogens, reproductive toxins or developmental toxins.

* Conform with the recommendations of the CIR panel and reformulate products to eliminate ingredients that are deemed unsafe for the intended use of the product.

In addition to the above recommendations to industry, EWG also recommends that Congress amend the Federal Food, Drug and Cosmetic Act to provide FDA with clear authority to request any and all safety studies that it deems necessary to assess the safety of cosmetics and other personal care products.

"Searchable database allows for quick scoring; TSCA", TSCA Pesticide & Toxic Chemical News, June 14, 2004, Pg. 15 Vol. 32 No. 34. Copyright 2004 Gale Group, Inc.

As part of Environmental Working Group 's "Skin Deep " investigation, the group launched a searchable Web site, which is intended to educate consumers about the contents of popular personal care products and to buttress the group 's argument for safety testing of cosmetics. Information on 7,500 brand-name products has been made available in the database that allows users to search by product type, brand name or chemical. Each product is rated on a score of one to 10--with 10 denoting the highest health concern--based on whether its contents have been linked to cancer,,pregnancy concerns or safety violations or contain penetration enhancers, unstudied ingredients, harmful impurities or allergens.

For example, OPI Las Vegas Shades Nail Lacquer in Down To My Last Penny was given an 8.8 for containing:

* Two "possible human carcinogens ": isopropanol, toluene

* Two "known, suspected, or possible reproductive toxins ": dibutyl phthalate, toluene

* Two ingredients "that may contain harmful impurities linked to cancer or other health problems": stearalkonium hectorite, toluene

* Several ingredients "unstudied for use by the industry safety panel The Cosmetic Ingredient Review": cellulose nitrate, isopropanol, Titanium dioxide, Camphor, Isopropyl Alcohol, Mica, Alumina, Nitrocellulose, CI 77891 (Titanium Dioxide), Tosylamide/ Formaidehyde Resin, CI 77510 (ferric ferrocyanide), CI 77163 (Bismuth Oxychloride), CI 47000 (Yellow 11), (May Contain: +/- Polyethylene Terephthalate, Silica; CI 77000 (Aluminum), CI 75170 (Guanine), CI 19140 (Yellow 5 and/or Yellow 5 Lake), CI 77491 and/or CI 77499 (Iron Oxides), CI 15880 (Red

34 Lake), CI 15850 (Red 7, Red 7 Lake;/or Red 6 Lake), CI 77360 (Red 30 Lake), CI 60725]((Violet 2))

* One ingredient that poses "other potential health concerns ": dibutyl phthalate

Users can also create a "customized report " by selecting personal care products in a virtual shopping basket. The database then informs users of the safety score of the cumulative amount of the ingredients used. The site then offers what EWG calls "better bets," or less toxic products.

The database and more information on the "Skin Deep " campaign can be found at www.ewg.org.

Stephen Chapman, "Environmental group surveys retailers on chemical use; International", International Pesticide & Toxic Chemical News, June 7, 2004, . 4 Vol. 32 No. 33. Copyright 2004 Gale Group, Inc.

The British chapter of the environmental group Friends of the Earth last week released a report detailing which retailers are taking action to reduce the use of "risky chemicals" in their products.

The survey focused on eight different groups of chemicals that Friends of the Earth said "are of particular concern because they accumulate in our bodies or may affect hormonal systems." The target chemical groups are: brominated flame retardants, bisphenol A, phthalates, alkyltin, alkylphenols, artificial musks, triclosan and PFOS/PFOA.

The group sent questionnaires to 28 major retailers, including supermarkets, department stores, cosmetics companies and toy stores asking about chemicals in a range of products. Companies were scored on whether the target chemicals are in the products they sell, if they are seeking alternatives, whether they plan to phase them out and by when. The survey also examined the stores' internal policy regarding the chemicals and whether they would inform customers about what their products contain. Major international retailers Ikea and The Body Shop topped the list in replacing the controversial chemicals with safer alternatives.

American toy maker, Toys 'R Us, did not respond to the survey of the mainly British companies' chemical policies. Nor did Toys 'R Us respond to Pesticide & Toxic Chemical News's request for comment on the report.

All of the retailers who replied to the question on the subject said they support consumers' right to know about chemicals in products. However, the report pointed out that retailers do not necessarily know what is in their products, often because the suppliers do not know. Many consumer products, such as clothing, furniture and toys, are not labeled with respect to their chemical content.

Friends of the Earth said that the products where the chemicals of concern may be found include plastic bottles, baby bottles, food containers, electronic equipment, home textiles, clothing, PVC floor tiles, paints, cosmetics and toiletries.

The report recommended that companies phase out these chemicals within five years and report publicly on progress on an annual basis. In addition to voluntary action, Friends of the Earth is calling for new laws to regulate chemicals. It has joined with Greenpeace and the European Environmental Bureau to push for strong EU legislation on chemicals as part of the REACH (Registration, Evaluation and Authorization of Chemicals) initiative.

"Ultimately we need strong legislation to remove hazardous chemicals that accumulate in wildlife, humans or the environment, and disrupt hormones," said Friends of the Earth's Karine Pellaumail. "Consumers must be protected from potentially dangerous chemicals that are found in everyday objects."

Afterglow Cosmetics lashes out over ingredients regulation By Simon Pitman

Cosmetics Design May 4, 2006

US-based naturals player Alferglow Cosmetics has spoken out against the lack of regulation in the US cosmetics market. The company claims this means that nearly 90 per cent of the more than 10,000 ingredients used in cosmetics products have not been evaluated by government regulators.

Afterglow refers to evidence from the National Institute of Occupational Safety and Health, which says that over 900 chemicals commonly available in cosmetics contain toxic substances that are potentially dangerous to health.

Likewise, the company also points to research indicating that of the 20,000 off-the-shelf cosmetic products currently for sale in the US, over 80 per cent are said to contain one or more ingredients that have caused 'adverse' reactions in humans or animals in the past.

The company is tapping into a consumer drive for natural cosmetic products that is being driven by fears over a lack of regulation in the market for chemical- or synthetic-based products, together with an increased interest in the perceived safety of natural-based products.

This trend is having a big effect on spending patterns. While the cosmetics and toiletries sectors is expected to grow by around 1 per cent a year through 2009, Euromonitor draws on figures from TNS Media Intelligence/CRM, which predict that the annual growth rate for natural and organic skin care, hair care and color cosmetics markets in the US to be around 9 per cent between 2003 and 2008, increasing in value from $3.9 billion to $5.8 billion.

"Most of the large cosmetic and personal-care companies will tell you not to worry. They agree that there are many chemicals in their products, but say that the quantities are small and will not affect you," said an Aflterglow spokesperson.

However, the company refers to this as a 'sugar coated public relations response', referring to the fact that medical science has proven that exposure to small amounts of these chemicals over a time can often lead to consequences.

The company refers specifically to trans-dermal patches, often used to help individuals give up smoking. Although only very small amounts of drug are used in such patches, they nevertheless prove to be a highly effective delivery vehicle.

Given the effectiveness of such patches and the fact that still little is known about the effects of the petroleum- and synthetic-based cosmetic and petroleium products when rubbed onto the skin and hair, Afterglow believes this leaves room for concern.

Scientific evidence has pointed to the fact that many of these chemicals contain toxins that effect reproduction, are carcinogenic or are severe allergens. Afterglow points out the irony that many individuals use personal care products to address skin issues, when in fact they can actually cause problems.

Many of the leading personal care players say that comprehensive research and development programs ensure the safety of all personal care ingredients and formulations and stand by their claims that the levels of toxins are so small it is almost impossible for them to have any bearing on human health.

Undoubtedly both camps are set to fight a long battle.

APPENDIX 3: EXAMPLES OF MAINSTREAM MEDIA NEWS CLIPS

THE WALL STREET JOURNAL.

FRIDAY, JANUARY 14, 2005 - VOL. CCXLV NO. 10 - ★★★★ $1.00

Cosmetics Companies Shun Contentious Chemical

By THADDEUS HERRICK
January 14, 2005; Page B2

Three major cosmetics manufacturers have stopped using certain chemicals that have emerged as a health concern in recent years, especially for women of childbearing age.

Amid pressure from the Breast Cancer Fund, a San Francisco-based group pushing to eliminate these chemicals , Revlon Inc., Groupe L'Oréal SA and Unilever said they no longer are using phthalates, a group of chemicals often found in such cosmetic products as nail polish, fragrances and hair sprays.

The development follows a European ban of two types of phthalates that took effect last October. Procter & Gamble Co. and Estée Lauder Cos. said last year that they would reformulate several lines of nail polish to eliminate phthalates in U.S. markets.

While U.S. regulators tend to wait for clear evidence that certain chemicals are harmful to humans, the European Union has been moving aggressively to remove chemicals with the potential for trouble. That, in turn, is spurring companies of all sorts to rethink the way they manufacture their products.

Phthalates are a group of chemicals that soften and increase the flexibility of plastics. The Cosmetics , Toiletry and Fragrance Association, the trade group representing the $29 billion U.S. industry, says phthalates present no health risk. But while there is no proof they are harmful to humans, some evidence indicates the chemical can cause adverse reproductive effects in laboratory animals, particularly among the male offspring of females exposed to high levels.

The National Toxicology Program, a division of the U.S. Department of Health and Human Services, acknowledges the risks shown in lab studies but says the general U.S. population appears to be exposed at levels too low to be of immediate concern.

Executives at L'Oreal and Revlon said they phased out phthalates some time ago. But a 2002 study conducted by several groups that surveyed just a fraction of the cosmetics on the U.S. market found that both companies manufactured products containing phthalates known as DBP and DEHP – those banned by the EU.

In March 2004, the Breast Cancer Fund asked a group of manufacturers, among them France's L'Oreal and New York-based Revlon, to sign a pledge to reformulate their cosmetics globally following the EU directive. Revlon responded with a letter from the CTFA calling the EU regulation "an unnecessary change in the philosophy of regulation of cosmetic ingredients in the EU." Neither Unilever, which has headquarters in London and the Netherlands, nor L'Oreal responded.

But in a letter to the Breast Cancer Fund dated Dec. 21, 2004, Alan J. Meyers, senior vice president for research and development at L'Oreal, said that the company's products are in compliance with the EU cosmetics directive "no matter where they are sold around the world."

Catherine Fisher, Revlon senior vice president for corporate communication, also told the group in a letter dated Dec. 20 that all the company's products are in compliance with EU regulations. In a letter to the Breast Cancer Fund, Unilever also said that it no longer uses phthalates in any of its products.

Toxic Traces: New Questions About Old Chemicals Under the Microscope: From an Ingredient In Cosmetics, Toys, A Safety Concern

Male Reproductive Development Is Issue With Phthalates, Used in Host of Products
Europe, Japan Restrict Them
By Peter Waldman, The Wall Street Journal
Oct 4, 2005

In the 12th week of a human pregnancy, the momentous event of gender formation begins, as X and Y chromosomes trigger biochemical reactions that shape male or female organs. Estrogens carry the process forward in girls, while in boys, male hormones called androgens do.

Now scientists have indications the process may be influenced from beyond the womb, raising a fresh debate over industrial chemicals and safety. In rodent experiments, common chemicals called phthalates, used in a wide variety of products from toys to cosmetics to pills, can block the action of fetal androgens. The result is what scientists call demasculinized effects in male offspring, ranging from undescended testes at birth to low sperm counts and benign testicular tumors later in life. "Phthalate syndrome," researchers call it.

Whether phthalates -- pronounced "thallets" -- might affect sexual development in humans, too, is now a matter of hot dispute. Doses in the rodent experiments were hundreds of times as high as the minute levels to which people are exposed. However, last year, federal scientists found gene alterations in the fetuses of pregnant rats that had been exposed to extremely low levels of phthalates, levels no higher than the trace amounts detected in some humans.

Then this year, two direct links to humans were made. First, a small study found that baby boys whose mothers had the greatest phthalate exposures while pregnant were much more likely than other baby boys to have certain demasculinized traits. And another small study found that 3-month-old boys exposed to higher levels of phthalates through breast milk produced less testosterone than baby boys exposed to lower levels of the chemicals.

Scientists are raising questions about phthalates at a time when male reproductive disorders, including testicular cancer, appear to be on the rise in many countries. Seeking an explanation, European endocrinologists have identified what some see as a human counterpart to rodents' phthalate syndrome, one they call "testicular dysgenesis syndrome." Some think it may be due in part to exposure to phthalates and other chemicals that interfere with male sex hormones.

"We know abnormal development of the fetal testes underlies many of the reproductive disorders we're seeing in men." says Richard Sharpe of the University of Edinburgh in Scotland, a researcher on male reproduction. "We do not know what's causing this, but we do know high doses of phthalates induce parallel disorders in rats."

It isn't surprising to find traces of phthalates in human blood and urine, because they are used so widely. Nearly five million metric tons of phthalates are consumed by industry every year, 13% in the U.S. They are made from petroleum byproducts and chemically known as esters, or compounds of organic acid and alcohol. The common varieties with large molecules are used to plasticize, or make pliable, otherwise rigid plastics -- such as polyvinyl chloride, known as PVC -- in things like construction materials, clothing, toys and furnishings. Small-molecule phthalates are used as solvents and in adhesives, waxes, inks, cosmetics, insecticides and drugs.

Users and producers of phthalates say they are perfectly safe at the very low levels to which humans are exposed. Phthalates are among the most widely studied chemicals and have proved safe for more than 50 years, says Marian Stanley of the American Chemistry Council, a trade association.

She says studies suggest primates, including humans, may be much less sensitive to phthalates than are rodents. She cites a 2003 Japanese study of marmoset monkeys exposed to phthalates as juveniles, which found no testicular effects from high doses. The study was sponsored by the Japan Plasticizer Industry Association. Scientists involved in a California regulatory review questioned the study and maintained it didn't support the conclusion that humans are less sensitive to phthalates than rodents are.

Ms. Stanley's conclusion: "There is no reliable evidence that any phthalate, used as intended, has ever caused a health problem for a human."

The phthalate debate is part of the larger societal issue of what, if anything, to do about minute, once-undetectable chemical traces that some evidence now suggests might hold health hazards.

With much still unknown about phthalates, scientists and regulators at the Environmental Protection Agency are moving cautiously. "All this work on the effects of phthalates on the male reproductive system is just five years old," says the EPA's leading phthalate researcher, L. Earl Gray. "There appears to be clear disruption of the androgen pathway, but how? What are phthalates doing?"

To Rochelle Tyl, a toxicologist who works for corporations and trade groups studying chemicals' effects on animals, the broader question is: "If we know something bad is happening, or we think we do, do we wait for the data or do we act now to protect people?" Based on her own studies of rodents, Dr. Tyl says it is still unclear whether low levels of phthalates damage baby boys.

Some countries have acted. In 2003, Japan banned certain types of phthalates in food-handling equipment after traces turned up in school lunches and other foods.

The European Union has recently banned some phthalates in cosmetics and toys. In January, the European Parliament's public health committee called for banning nearly all phthalates in household goods and medical devices. In July, the full parliament asked the EU's regulatory body, European Commission, to review a full range of products "made from plasticised material which may expose people to risks, especially those used in medical devices."

With the controversy particularly hot in Europe, the European market for the most common phthalate plasticizer, diethylhexyl phthalate, or DEHP, has fallen 50% since 2000, says BASF AG, the German chemical giant. In response, BASF says it is ceasing production of DEHP in Europe this month. A spokesman for the company says the cutback won't affect its phthalate production in the U.S.

The U.S. doesn't restrict phthalates, and has lobbied the EU hard in recent years not to burden manufacturers with new regulations on chemicals. Still, a few companies, under pressure from health groups, have agreed to abide by European standards in their products sold in the U.S. Procter & Gamble Co. said last year it would no longer use phthalates in nail polish. Last December, Unilever, Revlon Inc. and L'Oreal SA's American unit promised to eliminate all chemicals banned in European products from the same items in the U.S.

For medical bags and tubes, Baxter International Inc. pledged in 1999 to develop alternatives to phthalate-containing PVC, as did Abbott Laboratories in 2003. (Abbott has since spun off its hospital- products unit.) In a June study by Harvard researchers of 54 newborns in intensive care, infants who'd had the most invasive procedures had five times as much of the phthalate DEHP in their bodies -- as measured in urine -- as did babies with fewer procedures.

Researchers aren't yet sure what this means. Another study by doctors at the Children's National Medical Center in Washington, published last year, found that 19 adolescents who'd had significant exposure to phthalates from medical devices as newborns showed no signs of adverse effects through puberty.

Kaiser Permanente, the big health-maintenance organization, promised in 1999 to eliminate phthalates in hospital supplies. Demand from the HMO has helped drive development of medical gloves that don't contain phthalates, as well as non-PVC carpeting and a new line of phthalate- free plastic handrails, corner guards and wall coverings.

In the early 1990s, the EPA set exposure guidelines for several types of phthalates, based on studies that had been done decades earlier. Since then, much more has been learned about them.

Consider dibutyl phthalate, which is used to keep nail polish from chipping and to coat some pills. The EPA did a risk assessment of it 15 years ago, relying on a rodent study performed in 1953. The now half-century-old study found a "lowest adverse-effect level" -- 600 milligrams a day per kilogram of body weight -- that killed half of the rodents within a week.

A 2004 study of the same chemical, published in the journal Toxicological Sciences, found far subtler effects, at far lower exposures. It detected gene alteration in fetuses of female rats that ingested as little as 0.1 milligram a day of the phthalate for each kilogram of body weight. That dose is one six-thousandth of the 1953 "lowest adverse-effect" level.

It's also an exposure level found in some U.S. women, says Paul Foster of the National Institute of Environmental Health Sciences, a co-author of the gene study. So "now we're talking about 'Josephina Q. Public' -- real women in the general population," he says. "The comfort level is receding."

Still, because researchers don't know the function of the genes that were altered in the rat study, EPA experts say it's too early to base regulatory decisions on such gene changes. "We're a long way, in my opinion, from considering changes in gene expression as 'adverse' for risk assessment," says the environmental agency's Dr. Gray.

Exxon Mobil Corp. and BASF dominate the $7.3 billion phthalates market. An Exxon Mobil spokeswoman says risk assessments by government agencies in Europe and the U.S. confirm "the safety of phthalates in their current applications."

Phthalates are cheaper than most other chemicals that can soften plastics. But a BASF press release says European manufacturers have been replacing phthalates with plasticizers designed for "sensitive applications such as toys, medical devices and food contact."

Makers of pills sometimes coat them with phthalates to make them easier to swallow or control how they dissolve. A case study published last year in the journal Environmental Health Perspectives said a man who took a drug for ulcerative colitis, Asacol, for three months was exposed to several hundred times as much dibutyl phthalate as the average

American. The drug's maker, Procter & Gamble, says it coats the pill with the phthalate so it will stay intact until it reaches inflamed colon areas. P&G says a daily dose of the drug has less than 1% of the 0.1 milligram of dibutyl phthalate per kilogram of body weight that the EPA regards as a safe daily dose.

Attributing health effects to specific industrial chemicals is a dicey business. Scientists often look for associations: statistical correlations that suggest, but don't prove, a possible causal link.

With phthalates, they've found a few. For instance, a 2003 study divided 168 male patients at a fertility clinic into three groups based on levels of phthalate metabolites in their urine. The study found that men in the highest third for one of the phthalates were three to five times as likely as those in the lowest third to have a low sperm count or low sperm activity. Men highest in a different phthalate also had more abnormally shaped sperm, according to the study, which was done by researchers at the Harvard School of Public Health and published in the journal Epidemiology.

The scientists now are extending the research to 450 men. In their next paper, they're also planning to discuss a separate Swedish study, of 245 army recruits, that found no link between phthalate exposure and sperm quality.

The latest human study, on 96 baby boys in Denmark and Finland, found that those fed breast milk containing higher levels of certain phthalates had less testosterone during their crucial hormonal surge at three months of age than baby boys exposed to lower levels.

Authors of the study, led by Katharina Main of the University of Copenhagen and published Sept. 8 in Environmental Health Perspectives, said their findings support the idea that the human testis is vulnerable to phthalate exposure during development -- possibly even more vulnerable than rodents' genitalia. They added, however, that "before any regulatory action is considered, further studies on health effects of [phthalates] are urgently needed" aimed at "verifying or refuting our findings."

A human study of 85 subjects published in June linked fetal exposure to phthalates to structural differences in the genitalia of baby boys.

Researchers measured phthalate levels in pregnant women and later examined their infant and toddler sons. For pregnant women who had the highest phthalate exposure -- a level equivalent to the top 25% of such exposure in American women -- baby sons had smaller genitalia, on average. And their sons were more likely to have incompletely descended testicles.

Most striking was a difference in the length of the perineum, the space between the genitalia and anus, which scientists call AGD, for anogenital distance. In rodents, a shortened perineum in males is closely correlated with phthalate exposure. A shortened AGD also is one of the most sensitive markers of demasculinization in animal studies.

Males' perineums at birth are usually about twice as long as those of females, in both humans and laboratory rodents. In this study, the baby boys of women with the highest phthalate exposures were 10 times as likely to have a shortened AGD, adjusted for baby weight, as the sons of women who had the lowest phthalate exposures.

The length difference was about one-fifth, according to the study, which was led by epidemiologist Shanna Swan of the University of Rochester (N.Y.) School of Medicine and Dentistry and published in Environmental Health Perspectives. Among boys with shorter AGD, 21% also had incomplete testicular descent and small scrotums, compared with 8% of the other boys.

Does it matter? The researchers intend to track as many of the boys as possible into adulthood, to address a key question: Will they grow up with lower testosterone levels, inferior sperm quality and higher rates of testicular tumors, as do rats with phthalate syndrome?

When the boys are 3 to 5 years old, Dr. Swan plans to assess their play behavior to see if exposure to phthalates appears associated with feminized neurological development. She says such tests have shown that little girls with high levels of androgens, or male hormones, gravitate toward "masculine" play. But she says no one has studied whether boys' play is affected by fetal exposure to chemicals that block androgens.

"In rodents, the changes result in permanent effects. Future studies will be necessary to determine whether these boys are also permanently affected," Dr. Swan says.

She and others agree that a study of just 85 subjects needs to be enlarged and repeated. She notes that although boys' genitalia were affected in subtle ways, no substantial malformations or disease were detected.

Some endocrinologists call this the first study to link an industrial chemical measured in pregnant women to altered reproductive systems in offspring. "It is really noteworthy that shortened AGD was seen," says Niels Skakkebaek, a reproductive-disorder expert at the University of Copenhagen, who wasn't an author of the study. "If it is proven the environment changed the [physical characteristics] of these babies in such an anti-androgenic manner, it is very serious."

Ms. Stanley of the American Chemistry Council doubts that any study can "tease out" the cause of a human health condition, given the wide variety of chemical exposures in people's lives. She notes that some of the specific phthalates associated with reproductive changes in the two human-baby studies haven't been linked to such changes in rodents. So, she says, it's possible the changes in anogenital distance and hormone levels may merely reflect normal variability.

Dr. Tyl, the chemical-industry toxicologist, says her own rat studies confirm that AGD is very sensitive to phthalates. She says that in rats that had very high phthalate exposures, a shortened AGD at birth was closely associated with a number of serious reproductive disorders later in life. However, in rats exposed to much lower doses of phthalates, a shortened AGD at birth did not always lead to later troubles. Many of these rats grew up to breed normally, she says, despite their slightly altered anatomy.

Dr. Tyl suggests that the same may be true of humans. Dr. Swan's study is "potentially important," Dr. Tyl says, because it suggests that "at low levels of exposure, humans are responding" to phthalates. But it remains quite possible, Dr. Tyl theorizes, that the boys with shortened AGD will grow up normally. "At what point do changes like this cross the line" to become dangerous, she asks. "We don't know yet."

--

Phthalates in Beauty Products

Though seldom listed on labels, phthalates are common in personal-care products,one of many ways the chemicals enter the bloodstream.

Diethyl Phthalate, solvent and fixative in fragrances. Has been linked to DNA change in human sperm.*

Dibutyl Phthalate, plasticizer and fixative. Has been linked to physical changes in male human and rodent newborns.**

Prevalance in products tested Concentrations (parts per million)

DIETHYL PHTHALATE DIBUTYL PHTHALATE
Hairspray 63% of products
tested contained . . . 81 to 204 16 to 54
Deodorant 67% 38 to 2,933 104
Nail polish 67% (Diethyl) 75% (Dibutyl) 1,136 742 to 59,815
Hair mousse 80% 31 to 128 31 to 43
Fragrances 100% (Diethyl) 0% (Dibutyl) 5,486 to 38,663 Not Detected

*Duty, SM, NP Singh et al., Environmental Health Perspectives, July 2003.

**Swan, SH, KM Main et al., Environmental Health Perspectives, June 2005.

Note: To read studies about phthalates and their effects, go to WSJ.com.

Source: U.S. Food and Drug Administration

Nail Polish Makers Yield on Disputed Chemical

By Natasha Singer

The New York Times
September 7, 2006

Bowing to pressure from environmental groups and European lawmakers, several cosmetics makers are removing a chemical from nail polish that is suspected of interfering with the endocrine system.

Orly International and OPI Products have already started selling reformulated nail polishes without the chemical, dibutyl phthalate. Sally Hansen plans to start selling similarly reformulated products in 2007.

Some studies have linked exposure to dibutyl phthalate — a plasticizing ingredient that has been used to increase flexibility in nail polishes as well as medical equipment — with testicular problems in rats and humans. The chemical is banned from use in cosmetics in Europe and is considered a reproductive toxin by California.

A study that examined nail polishes and perfumes, published in 2004 in The Journal of Toxicology and Environmental Health, concluded that the amount of exposure to dibutyl phthalate from these cosmetics is relatively small. The study cautioned, however, that total exposure to the chemical from multiple sources may be greater and requires further investigation.

Companies are adjusting formulas even though beauty executives said the ingredient is safe in the concentrations in which it is used in cosmetics.

"We are reacting here to changing consumer trends and a changing regulatory environment," said Bruce MacKay, the vice president for scientific affairs/R&D of Del Laboratories, the maker of Sally Hansen. "In high concentrations in lab experiments, these materials may be of concern, but there is no body of evidence that says this particular ingredient is not safe in the concentration in which it is used in nail products."

But health groups like the Breast Cancer Fund, an advocacy group in San Francisco that focuses on the environment, said that phthalates are too risky to use in consumer products.

"If there is evidence that an ingredient causes or is suspected of causing cancer or birth defects, cosmetics companies should not be using it in their products," said Kevin Donegan, the group's director of communications. "Phthalates have clearly been demonstrated to cause harm."

High price for beauty? By Samantha Thompson Smith, Staff Writer

Raleigh News & Observer April 24, 2006

For mani/pedi faithfuls, Malaga Wine, Tutti Frutti Tonga and I'm Not Really a Waitress are three of the best names a girl can hear.

But a report called "Skin Deep" put out by the Environmental Working Group says OPI nail polishes, used by many nail salons around the region, have some of the most toxic ingredients on the market.

The group, which is a founding member of the Campaign for Safe Cosmetics, says many of the OPI nail polishes have formaldehyde, toluene and dibutyl phthalate, also known as DBP -- ingredients that the state of California says cause cancer. Because Europe has banned the use of DBP, a chemical believed to be linked to reproductive harm, OPI has removed the chemical from polishes in 25 European countries, the group said.

OPI, meanwhile, said in a statement put out by its public relations company there's no cause for concern.

"We believe, based on our rigorous testing methods and documented scientific studies on these ingredients, that OPI products --whether used once or over a lifetime -- are safe for use by consumers."

The ingredients in its polishes are the same used by all leading professional brands and meet U.S. Food and Drug Administration requirements, the company said.

More Headlines

Nail Polish Makers Yield on Disputed Chemical,New York Times, 9/7/06
Chemicals linked to cancer removed from some nail polish lines,Newsday, 9/5/06
Three nail polishes drop controversial chemical;Pittsburgh Post-Gazette, 9/3/06
Cancer lobby group targets nail varnish maker,Cosmetics Design, 6/23/06
Is there really no such thing as natural beauty?,Ideal Bite, 6/13/06
Shareholder Network Launched to Curtail Toxics in Products,GreenBiz.com, 5/4/06
Afterglow Cosmetics lashes out over ingredients regulation,Cosmetics Design, 5/4/06
Letter campaign targets nail salons, Advocacy groups attack polish manufacturer OPI,Chicago Tribune, 5/2/06
High price for beauty?,Raleigh News & Observer, 4/24/06
Shareholders ask corporations to do the right thing,Corporate Watchdog Media, 4/5/06
Skin Deep: When it comes to cosmetic ingredients, buyer beware,Sacramento Bee, 3/1/06
Readers rate lip and eye makeup,The Green Guide, 2/06
10 Ways to Improve Your Health in 2006,Chicago Tribune, 1/8/06
The DARK Side of Beauty,Alternative Medicine Magazine, 1/06
Study: Unsafe cosmetics may cause cancer,San Jose Mercury News, 12/12/05
Campaigning For Safe Cosmetics, Tougher FDA,Hartford Courant, 12/6/05
European Parliament OKs Rules on Chemical Safety,Los Angeles Times, 11/18/05
Security Guards: Cosmetic safety is goal of Quincy health group,The Patriot Ledger, 11/15/05
Skin Deep: Is It Organic? Well, Maybe,New York Times, 10/20/05
Is that mascara safe? Go online,Kansas City Star, 10/19/05
New law puts focus on cosmetics ingredients,Oakland Tribune, 10/17/05
Citizens Advisers Releases Research Examining EU Rules for the Cosmetics Industry,Business Wire, 10/3/05
Powder flies as backers, foes press positions on cosmetics bill,Sacramento Bee, 9/29/05
Cosmetics Not Regulated,Asbury Park Press, 9/28/05
Cosmetics Industry Takes Notice,Womens Wear Daily, June 05
Organic Beauty Products Get a Lift With USDA About-Face,Los Angeles Times, 8/25/05
Are our products our enemy?,USA Today, 8/2/05
'Is my baby a boy? Is it a girl?' No one could tell me,The London Times, 7/26/05
Levels of Risk: Common industrial chemicals in tiny doses raise health issue,Wall Street Journal, 7/25/05
Toxic elements found in infants' cord blood,Palm Beach Post, 7/14/05
EPA is faulted as failing to shield public from toxins,Los Angeles Times, 7/13/05
Should you worry about the chemicals in your makeup?,New York Times, 7/7/05
What's organic, anyway?,Orange County Register, 6/26/05
Cosmetic caution,WHDH-TV (NBC Boston), 6/24/05
Activists call for safer cosmetics during Portsmouth visit,Foster's Daily Democrat, 6/24/05
Call to regulate gender-bending chemicals,The Guardian, 6/20/05
Sorry, but we've got really bad chemistry,Los Angeles Times, 6/8/05
Legislature targets toxic risks in products,Los Angeles Times, 5/30/05
Common chemical may cause defects in baby boys,USA Today, 5/27/05
Chemicals in plastics harming unborn boys,The Guardian, 5/27/05
'Gender-bending' chemicals found to 'feminise' boys,NewScientist.com, 5/27/05
Phthalates: An interview with Shanna Swan,Living on Earth (NPR), 5/27/05
The ingredients of beauty,Wall Street Journal, 5/24/05
Chemicals' toxicity debated,San Jose Mercury News, 5/18/05
Europe's rules forcing U.S. firms to clean up,Los Angeles Times, 5/16/05

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

YR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

March 24, 2006

Samuel A. Guess
Associate General Counsel
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, Arkansas 72716-0215

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/24/2006

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 23, 2006

Dear Mr. Guess:

This is in response to your letter dated January 23, 2006 concerning the shareholder proposal submitted to Wal-Mart by Green Century Capital Management, Inc. and Harrington Investments, Inc. We also have received letters from the proponents dated February 7, 2006 and February 17, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Amy Perry
President
Green Century Capital Management, Inc.
29 Temple Place, Suite 200
Boston, MA 02111

March 24, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 23, 2006

The proposal requests that the board publish a report evaluating the company's policies and procedures for minimizing customers' exposure to toxic substances in products.

There appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., sale of particular products). Accordingly, we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Wal-Mart relies.

Sincerely,

Ted Yu
Special Counsel

John C. Harrington
President
Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, CA 94559

WAL★MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

RECEIVED
24 PM 4:58
OFFICE OF CHIEF
CORPORATION FINANCE

Corporate Offices
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
Phone: (479) 273-4505
Fax: (479) 277-5991

Samuel A. Guess
Associate General Counsel

January 23, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Notice of Intent to Omit from Proxy Materials Shareholder Proposal of the Green Century Capital Management, Inc. et. al.

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation (the "Company"), files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for the Company's 2006 Annual Meeting of Shareholders (the "2006 Proxy Materials"). The Proposal was submitted by Green Century Capital Management, Inc. and the co-filers copied on this letter (the "Proponents"). The Company asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its 2006 Proxy Materials for the reasons described below. A copy of the Proposal and all correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

Due to the volume of proxy materials that the Company must produce and distribute to its shareholders, the Company plans to commence the printing of the 2006 Proxy Materials on or about April 11, 2006 so that it may commence mailing the 2006 Proxy Materials by no later than April 14, 2006. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

The Proposal

The Company received the Proposal on or about December 15, 2005. The Proposal requests that the Board of Directors of the Company, by June 1, 2007, at a reasonable cost and omitting proprietary information, "publish a report evaluating Company policies and procedures for systematically minimizing customers' exposure to toxic substances in products, including, at a minimum, hormone disrupting chemicals, persistent bioaccumulative toxicants, carcinogens, mutagens, and reproductive toxicants. The report should summarize the criteria used to evaluate such chemicals, and include options for systematically identifying toxic chemicals in stocked products, encouraging suppliers to reduce or eliminate such chemicals and develop safer alternatives, and routinely report on progress."

Grounds for Exclusion

The Company seeks to omit the Proposal from its 2006 Proxy Materials on the grounds that: (1) the Proposal is vague, indefinite, and misleading as to be excludable under Rule 14a-8(i)(3) and (2) the Proposal relates to the Company's ordinary business operations and is excludable under Rule 14a-8(i)(10).

1. The Proposal is Vague, Indefinite, and Misleading and is Excludable under Rules 14a-8(i)(3) and 14a-9

The Company intends to omit the Proposal from its 2006 Proxy Materials on the grounds that the Proposal is materially vague, indefinite, and misleading in violation of Rule 14a-9.

Rule 14a-8(i)(3) permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including 17 C.F.R. § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides, in pertinent part, that:

> (a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . . .

The Staff has declared that it would concur in a company's reliance on Rule 14a-8(i)(3) to exclude a proposal where a company demonstrates objectively that the proposal is materially false or misleading, or if the resolution is so inherently vague or indefinite, that neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See* Staff Legal Bulletin 14B (September 15, 2004) ("SLB 14B"). The Staff has also consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders nor the company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented. *See, e.g., The Proctor & Gamble Company* (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the shareholders nor the company would know how to implement the proposal); *Philadelphia Electric Company* (July 30, 1992) (permitting omission of a proposal regarding the creation of a committee of share owners because "the proposal is so inherently vague and indefinite" that neither the share owners nor the company would be able to determine "exactly what actions or measures the proposal requires"); and *NYNEX Corporation* (January 12, 1990) (permitting omission of a proposal relating to non-interference with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

Because many beneficial substances could be toxic under some circumstances or harmful to certain persons, the Proposal could be virtually unlimited in its scope. The Proposal itself refers to "scientific uncertainty" regarding chemicals in products. Neither the stockholders, when voting on the Proposal, nor the Company, when attempting to implement the Proposal (if adopted), would be able to determine with reasonable certainty the scope of actions advocated by the Proposal. Accordingly, the Company believes it may exclude the Proposal as vague, indefinite, and materially misleading as to its meaning and intent.

2. **The Proposal Relates to the Company's Ordinary Business Operations and is Excludable under Rule 14a-8(i)(7)**

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if such proposal "deals with a matter relating to the company's ordinary business operations." The general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Staff noted that one of the central considerations underlying this policy, which relates to the subject matter of the proposal, is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." 1998 Release. However, certain proposals "relating to such matters but focusing on sufficiently significant policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable." 1998 Release. "The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release. Furthermore, in a 1983 release, the Staff stated that merely requesting that the registrant prepare a special report will not remove the proposal from the ordinary business grounds for exclusion. *See* Release No. 34-20091 (August 16, 1983). The Company believes that it may exclude the Proposal because it relates to ordinary business operations.

The Proposal is excludable because it seeks to "micro-manage" the Company's retail business practices and inventory of products. The 1998 Release states that proposals may be seen as attempting to micro-manage the Company "where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." The

Proposal asks the Company to develop "options to identify toxic chemicals in stocked products, encouraging suppliers to reduce or eliminate such chemicals and develop safer alternatives . . . ." The handling of inventory involves complex business decisions and falls within the Company's ordinary business operations.

Shareholder proposals have been excluded for requesting reports that are too detailed and specific, even when the subject may be a socially significant issue. *See, e.g., Ford Motor Company* (March 2, 2004) (allowing exclusion of proposal recommending that the board publish annually a report regarding global warming which would include detailed information on temperatures, atmospheric gases, sun effects, carbon dioxide production and absorption, and costs and benefits at various degrees of heating or cooling, as relating to ordinary business operations). The Proposal requests a report, by June 1, 2007, "evaluating Company policies and procedures for systematically minimizing customers' exposure to toxic substances in products, including, at a minimum, hormone disrupting chemicals, persistent bioaccumulative toxicants, carcinogens, mutagens, and reproductive toxicants." The requested report would include complex and intricate scientific detail unsuited for presentation to shareholders.

The Company is the world's largest retailer, and sells a multitude of products. According to the Company's informational website, www.walmartfacts.com, last year the Company purchased "goods from its 61,000 U.S. suppliers ranging from products on our shelves to the concrete it takes to build our buildings." Moreover, the Company purchases merchandise from factories and suppliers from more than 60 countries around the world (*See* 2004 Report on Standards for Suppliers). The requested scientific study and report would require the Company to engage a staff of scientists and various other experts to undertake a large-scale chemical research project. Business decisions such as the allocation of resources for research are not suited to direct shareholder oversight.

More importantly, decisions concerning the selection of products to be sold in the Company's stores and clubs are inherently based on complex business considerations that are outside the knowledge and expertise of shareholders. The ability to make business decisions as to product inventory is fundamental to management's ability to control the operations of the Company, and, as such, is not appropriately transferred to the Company's shareholders. Based on the foregoing, the Company believes that it may exclude the Proposal because the Proposal seeks to micro-manage the business affairs of the Company.

Conclusion

Based on the foregoing representations, the Company hereby requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Company's 2006 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, the Company reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2006 Proxy Materials.

By copy of this letter, the Proponents are being notified of the Company's intention to omit the Proposal from its 2006 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-3302 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Samuel A. Guess

Samuel A. Guess

Enclosures

cc: Green Century Capital Management, Inc.
ATTN: Anne Perry
29 Temple Place, Suite 200
Boston, MA 02111

Harrington Investments, Inc.
ATTN: John C. Harrington
1001 2nd Street, Suite 325
Napa, CA 94559

EXHIBIT A

GREEN CENTURY FUNDS

December 14, 2005

Jeffrey J. Gearhart
Vice President and General Counsel, Corporate Division, and Assistant Secretary
Wal-Mart
702 S.W. 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Gearhart:

Green Century Capital Management is an environmental investment advisory firm. At Green Century, we believe that environmental excellence and strong financial returns go hand in hand.

I am writing today to file the enclosed shareholder resolution, for inclusion in Wal-Mart's proxy statement pursuant to Rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. Proof of share ownership will follow this letter. Green Century Capital Management will continue to hold the shares through the 2006 stockholder meeting. A representative of our firm will attend the stockholders' meeting to move the resolution as required. We are the primary filer of this resolution, and ask to be listed as such in the proxy materials.

The subject of the resolution is the presence of toxics. Specifically, the increasing evidence that chemicals commonly used in consumer products can cause significant negative health effects, even at very low doses. These chemicals of concern, such as brominated flame retardants, phthalates, bisphenol-A and others, are coming under increased scrutiny.

There is regulatory movement around the globe that would potentially restrict or ban the use of many chemicals recognized as potential hormone disrupting chemicals, persistent bioaccumulative toxicants, carcinogens, mutagens, and reproductive toxicants. Meanwhile some forward thinking companies such as L'Oreal, Revlon, and SC Johnson are taking steps to reformulate their products to exclude certain of these chemicals of concern.

We appreciate Lee Scott's recent statements linking environmental and financial performance, as signaled by Wal-Mart's commitment to reduced waste generation and increased energy efficiency. We are also pleased by Wal-Mart's intention to encourage and support enhanced environmental performance by its contract suppliers.

GREEN CENTURY CAPITAL MANAGEMENT, INC.
29 Temple Place, Suite 200 Boston, MA 02111
tel 617-482-0800 fax 617-422-0881

We believe strongly that to further enhance its financial performance, reduce potential liabilities, and strengthen its competitive position around the globe, Wal-Mart should make a corporate commitment to adopting safer chemicals policies throughout its supply chain. The goal of these policies should be to reduce the hazards posed to Wal-Mart's customers, employees, and suppliers by toxic chemicals in the many products stocked by Wal-Mart. Retailers and manufacturers around the world have adopted safer chemicals practices to build public trust, protect the reputation of their brands, and preserve and enhance market share by anticipating regulation.

Thank you for attention to this matter. If you are another representative of your company would like to discuss the issues involved, please contact Andrew Shalit at Green Century Capital Management by telephone at 617-482-0800, by e-mail at ashalit@greencentury.com, or by postal mail at the address below.

Sincerely,

Amy Perry

Amy Perry
President
Green Century Capital Management

Establishing a Safer Products Policy

Whereas,
Our company has made significant initial commitments to greening of products, including an expressed goal "to sell products that sustain our resources and environment," a commitment to help create a program in China giving preferences to green suppliers, and a commitment to end PVC packaging of house brand products within two years;

However, scientific evidence is quickly mounting that necessitates additional action. Recent studies show that even very low levels of certain chemicals found in consumer products may contribute to a host of human health disorders, including cancers and neurological problems. Fetuses, infants, and young children appear particularly vulnerable;

Whereas,
Regulations in California and other states and in the European Union are increasingly restricting or otherwise regulating chemicals in consumer products;

Our company wishes to increase sales in the United States to higher-income customers who are concerned about our company's social and environmental commitments and the safety of products;

Whereas,
Some manufacturers are already responding to new scientific information, growing public concern, and existing or potential regulation by reformulating their products;

Wal-Mart cosmetics suppliers L'Oreal and Revlon have committed to reformulate their cosmetics products globally to eliminate suspected reproductive toxicants identified by the European Union;

Wal-Mart supplier SC Johnson and Son, Inc. has adopted a process for systematically reducing the environmental footprint of its products and has, as a result, eliminated all chemicals that accumulate in the environment and increased the sales of its Blue Windex product;

Despite these positive developments, a great many products sold at Wal-Mart contain substances of concern; and

Wal-Mart is uniquely positioned to dramatically shift global supply chains towards use of safer chemicals in common consumer products.

RESOLVED, shareholders request that by June 1, 2007, at reasonable cost and omitting proprietary information, the Board publish a report evaluating Company policies and procedures for systematically minimizing customers' exposure to toxic substances in products, including, at a minimum, hormone disrupting chemicals, persistent bioaccumulative toxicants, carcinogens, mutagens, and reproductive toxicants. The report should summarize the criteria used to evaluate such chemicals, and include options for systematically identifying toxic chemicals in stocked

products, encouraging suppliers to reduce or eliminate such chemicals and develop safer alternatives, and routinely reporting on progress.

Supporting Statement

According to a recent report, (http://rosefdn.org/liroffreport.pdf), safer chemicals policies have been adopted by leading consumer products manufacturers and retailers.

Innovative practices include inventorying chemicals in products; establishing goals and milestones even in the face of scientific uncertainty; providing inducements to suppliers to provide safer products; and publicly disclosing information to consumers and shareholders.

Companies have adopted such practices to build public trust, protect brand reputation, and safeguard and grow market share by anticipating regulation. Such actions by Wal-Mart would significantly and positively raise our company's environmental profile, enhancing its reputation and competitive position worldwide.

As Lee Scott said in October 2005, "being a good steward of the environment and in our communities, and being an efficient and profitable business, are not mutually exclusive. In fact they are one in the same."

HARRINGTON
INVESTMENTS, INC.

FACSIMILE TRANSMISSION SHEET

TO: Jeffrey J. Gearhart	FROM: John C. Harrington
COMPANY: Wal-Mart	DATE: December 15, 2005
FAX NUMBER: 479.277.5991	TOTAL NUMBER OF PAGES (INCLUDING COVER): 4
TELEPHONE NUMBER: 479.273.4000	SENDER'S REFERENCE NUMBER:
RE: Shareholder Proposal	YOUR REFERENCE NUMBER:

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

P. O BOX 6108 NAPA, CALIFORNIA 94581-1108 707-252-6166 800-788-0154 FAX 707 257-7923
HARRINV@NAPANET.NET
WWW.HARRINGTONINVESTMENTS.COM

HARRINGTON
INVESTMENTS, INC.

December 15, 2005

Jeffrey J. Gearhart
Vice President and General Counsel, Corporate Division, and Assistant Secretary
Wal-Mart
702 S.W. 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Gearhart:

Harrington Investments, Inc. (HII) is a registered investment advisor managing assets for individuals and institutions concerned with a social and environmental as well as financial return. I am deeply concerned about the presence of toxic chemicals in consumer products. I believe it is important for our company to implement a safer products policy. Therefore, I wish to co-file the Green Century Capital Management shareholder resolution asking for a report on our company's policies.

I am filing the enclosed shareholder resolution on my own behalf, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934, for inclusion in our company's 2006 proxy material. I am the beneficial owner of 100 shares of Wal-Mart stock. The shares were purchased prior to one year from the date of this letter and have been continuously held since the date of purchase. They will remain in the account at least until after the 2006 annual meeting of shareholders. I will be providing verification of my ownership position.

HII recognizes Green Century Capital Management as the "primary filer" of this resolution. Please copy correspondence to me as a "co-filer." We look forward to your response. Should you have any questions or comments, please contact Andrew Shalit at Green Century Capital Management at 617-482-0800.

Thank you for your attention to this matter.

Sincerely,

John C. Harrington
President
Harrington Investments

Encl.
Cc: Andrew Shalit, Green Century Capital Management

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM

Establishing a Safer Products Policy

Whereas,
Our company has made significant initial commitments to greening of products, including an expressed goal "to sell products that sustain our resources and environment," a commitment to help create a program in China giving preferences to green suppliers, and a commitment to end PVC packaging of house brand products within two years;

However, scientific evidence is quickly mounting that necessitates additional action. Recent studies show that even very low levels of certain chemicals found in consumer products may contribute to a host of human health disorders, including cancers and neurological problems. Fetuses, infants, and young children appear particularly vulnerable;

Whereas,
Regulations in California and other states and in the European Union are increasingly restricting or otherwise regulating chemicals in consumer products;

Our company wishes to increase sales in the United States to higher-income customers who are concerned about our company's social and environmental commitments and the safety of products;

Whereas,
Some manufacturers are already responding to new scientific information, growing public concern, and existing or potential regulation by reformulating their products;

Wal-Mart cosmetics suppliers L'Oreal and Revlon have committed to reformulate their cosmetics products globally to eliminate suspected reproductive toxicants identified by the European Union;

Wal-Mart supplier SC Johnson and Son, Inc. has adopted a process for systematically reducing the environmental footprint of its products and has, as a result, eliminated all chemicals that accumulate in the environment and increased the sales of its Blue Windex product;

Despite these positive developments, a great many products sold at Wal-Mart contain substances of concern; and

Wal-Mart is uniquely positioned to dramatically shift global supply chains towards use of safer chemicals in common consumer products.

RESOLVED, shareholders request that by June 1, 2007, at reasonable cost and omitting proprietary information, the Board publish a report evaluating Company policies and procedures for systematically minimizing customers' exposure to toxic substances in products, including, at a minimum, hormone disrupting chemicals, persistent bioaccumulative toxicants, carcinogens, mutagens, and reproductive toxicants. The report should summarize the criteria used to evaluate such chemicals, and include options for systematically identifying toxic chemicals in stocked

products, encouraging suppliers to reduce or eliminate such chemicals and develop safer alternatives, and routinely reporting on progress.

Supporting Statement

According to a recent report, (http://rosefdn.org/liroffreport.pdf), safer chemicals policies have been adopted by leading consumer products manufacturers and retailers.

Innovative practices include inventorying chemicals in products; establishing goals and milestones even in the face of scientific uncertainty; providing inducements to suppliers to provide safer products; and publicly disclosing information to consumers and shareholders..

Companies have adopted such practices to build public trust, protect brand reputation, and safeguard and grow market share by anticipating regulation. Such actions by Wal-Mart would significantly and positively raise our company's environmental profile, enhancing its reputation and competitive position worldwide.

As Lee Scott said in October 2005, "being a good steward of the environment and in our communities, and being an efficient and profitable business, are not mutually exclusive. In fact they are one in the same."

WAL-MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
Telephone: (479) 273-4505
Facsimile: (479) 277-5991

Samuel A. Guess
Associate General Counsel, Corporate Governance

December 16, 2005

VIA FEDERAL EXPRESS

Green Century Capital Management, Inc.
Amy Perry, President
29 Temple Place, Suite 200
Boston, MA 02111

Dear Ms. Perry:

On December 15, 2005, we received your shareholder proposal requesting that Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company") establish a Safer Products Policy. Under the Securities and Exchange Commission's Rule14a-8, a copy of which is attached hereto as Exhibit A, you must meet certain requirements to be eligible to submit a shareholder proposal to Wal-Mart for consideration of possible inclusion in the 2006 Proxy Statement.

The Company advises you that your shareholder proposal violates the 500-word limitation of SEC Rule 14a-8(d), and you must revise the proposal to correct this violation.

The Company also is unable to verify that you are a record holder of shares of Wal-Mart stock. If you hold beneficially shares of Wal-Mart stock with at least $2,000 in market value, you must submit a written statement that you intend to continue holding your stock through the date of the Company's annual meeting, and you must submit either:

- a written statement from the record holder of your Wal-Mart stock (usually a broker or bank) verifying that, at the time you submitted your proposal, you have continuously held your Wal-Mart stock for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of Wal-Mart stock as of or before the date on which the one-year eligibility period begins and your written statement that you have continuously held the required number of shares of stock for the one-year period as of the date of the statement.

Finally, to comply with Rule 14a-8, your response to this request for additional information must be postmarked, or transmitted electronically, within 14 days of receiving this letter.

Sincerely,

Samuel A. Guess

WAL-MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
Telephone: (479) 273-4505
Facsimile: (479) 277-5991

Samuel A. Guess
Associate General Counsel, Corporate Governance

December 16, 2005

VIA FEDERAL EXPRESS

Harrington Investments, Inc.
John C. Harrington, President
1001 2nd Street, Suite 325
Napa, California 94559

Dear Mr. Harrington:

On December 15, 2005, we received your shareholder proposal requesting that Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company") establish a Safer Products Policy. Under the Securities and Exchange Commission's Rule14a-8, a copy of which is attached hereto as Exhibit A, you must meet certain requirements to be eligible to submit a shareholder proposal to Wal-Mart for consideration of possible inclusion in the 2006 Proxy Statement.

The Company advises you that your shareholder proposal violates the 500-word limitation of SEC Rule 14a-8(d), and you must revise the proposal to correct this violation.

The Company also is unable to verify that you are a record holder of shares of Wal-Mart stock. If you hold beneficially shares of Wal-Mart stock with at least $2,000 in market value, you must submit a written statement that you intend to continue holding your stock through the date of the Company's annual meeting, and you must submit either:

- a written statement from the record holder of your Wal-Mart stock (usually a broker or bank) verifying that, at the time you submitted your proposal, you have continuously held your Wal-Mart stock for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of Wal-Mart stock as of or before the date on which the one-year eligibility period begins and your written statement that you have continuously held the required number of shares of stock for the one-year period as of the date of the statement.

Finally, to comply with Rule 14a-8, your response to this request for additional information must be postmarked, or transmitted electronically, within 14 days of receiving this letter.

Sincerely,

Samuel A. Guess

EXHIBIT A

Shareholder Proposals

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the

company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons**

why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

From: Origin ID: (479)204-9446
~~zabeth Crawford
I-Mart Stores, Inc.
2 Southwest 8th Street

Bentonville, AR 72716

FedEx Express

E

Ship Date: 16DEC05
ActWgt: 1 LB
System#: 8482983/INET2300
Account#: S *********

REF:

Delivery Address Bar Code

SHIP TO: (999)999-9999 BILL SENDER

John C. Harrington
Harrington Investments, Inc.
1001 2nd Street
Suite 325
Napa, CA 94559

STANDARD OVERNIGHT

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GREEN CENTURY FUNDS

FAX COVER SHEET

TO: Sam Guess

ORGANIZATION: Wal-Mart Legal Dept

FAX: #: 479-277-5991

FROM: Andrew Shalit

TEL.#: 617-426-2503

FAX #: 617-422-0881

PAGE #1 OF 3 TOTAL PAGES

Sam -

Here is the corrected resolution. I reduced it by 3 words relative to the previous draft. Thank you for the opportunity to make this correction.

Yours truly,

Andrew Shalit

GREEN CENTURY CAPITAL MANAGEMENT, INC.
29 Temple Place, Suite 200 Boston, MA 02111
tel 617-482-0800 fax 617-422-0881
www.greencentury.com

Establishing a Safer Products Policy

Whereas,
Our company has made significant initial commitments to greening of products, including an expressed goal "to sell products that sustain our resources and environment," a commitment to help create a program in China giving preferences to green suppliers, and a commitment to end PVC packaging of house brand products within two years;

However, scientific evidence is quickly mounting that necessitates additional action. Recent studies show that even very low levels of certain chemicals found in consumer products may contribute to a host of human health disorders, including cancers and neurological problems. Fetuses, infants, and young children appear particularly vulnerable;

Whereas,
Regulations in California and other states and in the European Union are increasingly restricting or otherwise regulating chemicals in consumer products;

Our company wishes to increase sales in the United States to higher-income customers who are concerned about our company's social and environmental commitments and the safety of products;

Whereas,
Some manufacturers are already responding to new scientific information, growing public concern, and existing or potential regulation by reformulating their products;

Wal-Mart cosmetics suppliers L'Oreal and Revlon have committed to reformulate their cosmetics products globally to eliminate suspected reproductive toxicants identified by the European Union;

Wal-Mart supplier SC Johnson and Son has adopted a process for systematically reducing the environmental footprint of its products and has, as a result, eliminated all chemicals that accumulate in the environment and increased the sales of its Blue Windex product;

Despite these positive developments, a great many products sold at Wal-Mart contain substances of concern;

Wal-Mart is uniquely positioned to dramatically shift global supply chains towards use of safer chemicals in common consumer products.

RESOLVED, shareholders request that by June 1, 2007, at reasonable cost and omitting proprietary information, the Board publish a report evaluating Company policies and procedures for systematically minimizing customers' exposure to toxic substances in products, including, at a minimum, hormone disrupting chemicals, persistent bioaccumulative toxicants, carcinogens, mutagens, and reproductive toxicants. The report should summarize the criteria used to evaluate such chemicals, and include options for systematically identifying toxic chemicals in stocked

products, encouraging suppliers to reduce or eliminate such chemicals and develop safer alternatives, and routinely reporting on progress.

Supporting Statement

According to a recent report, (http://rosefdn.org/liroffreport.pdf), safer chemicals policies have been adopted by leading consumer products manufacturers and retailers.

Innovative practices include inventorying chemicals in products; establishing goals and milestones even in the face of scientific uncertainty; providing inducements to suppliers to provide safer products; and publicly disclosing information to consumers and shareholders.

Companies have adopted such practices to build public trust, protect brand reputation, and safeguard and grow market share by anticipating regulation. Such actions by Wal-Mart would significantly and positively raise our company's environmental profile, enhancing its reputation and competitive position worldwide.

As Lee Scott said last October, "being a good steward of the environment and in our communities, and being an efficient and profitable business, are not mutually exclusive. In fact they are one in the same."

GREEN CENTURY FUNDS

FAX COVER SHEET

TO: Samuel A. Guess

ORGANIZATION: Legal Dept, Wal-Mart

FAX: #: 479-277-5991

FROM: Andrew Shalit

TEL.#: 617-426-2503

FAX #:

PAGE #1 OF 3 TOTAL PAGES

GREEN CENTURY CAPITAL MANAGEMENT, INC.
29 Temple Place, Suite 200 Boston, MA 02111
tel 617-482-0800 fax 617 422-0881
www.greencentury.com

GREEN CENTURY FUNDS

December 22, 2005

Samuel A. Guess
Associate General Counsel, Corporate Governance
Wal-Mart

VIA FAX: (479) 277-5991

Dear Mr. Guess:

Attached please find the verification of Green Century's ownership of shares of Wal-Mart, sufficient in quantity and duration to support the filing of our shareholder proposal previously submitted to the Company, under Rule 14a-8 of the Securities Exchange Act of 1934.

We intend to continue to hold at least $2,000 of shares of the Company through the date of the 2006 annual meeting.

If you have any further questions regarding this filing, please do not hesitate to contact me.

Yours Sincerely,

Andrew Shalit

Andrew Shalit
Green Century Capital Management

GREEN CENTURY CAPITAL MANAGEMENT, INC.
29 Temple Place, Suite 200 • Boston, MA 02111
tel 617-482-0800 fax 617-422-0881
www.greencentury.com

December 21, 2005

GREEN CENTURY CAPITAL
MANAGEMENT INC
29 TEMPLE PL STE 200
BOSTON, MA 02111-1350

RE: Green Century Capital Management Inc.

To Whom it May Concern:

Thank you for contacting Vanguard Brokerage Services (VBS).

Please accept this letter as verification that above referenced VBS client held 65 shares of Wal Mart Inc. in VBS account 47V 825833 between the dates of December 14, 2004 and December 14, 2005.

Furthermore, please note that the security's value has been in excess of $2,000 between the above referenced dates.

If you have any questions, please call VBS Client Services at 1-800-992-8327. One of our associates will be pleased to assist you.

Sincerely,

VBS Client Services

EAG/brw

Enclosure(s): Copy of original

10138866

HARRINGTON INVESTMENTS, INC.

FACSIMILE TRANSMISSION SHEET

TO: Samuel A. Guess	FROM: John C. Harrington
COMPANY: Wal-Mart	DATE: December 21, 2005
FAX NUMBER: 497.277.5991	TOTAL NUMBER OF PAGES (INCLUDING COVER): 3
TELEPHONE NUMBER: 497.273.4505	SENDER'S REFERENCE NUMBER:
RE: Corrected Shareholder Proposal	YOUR REFERENCE NUMBER:

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

Hello, Sam – This is the corrected version of the shareholder proposal to establish a Safer Products Policy that John Harrington is co-filing with Green Century Capital Management. We will be sending a letter from our broker shortly to verify Mr. Harrington's stock ownership. The letter accompanying the previous version of our proposal did state that Mr. Harrington intends to continue to hold his stock through the date of the Company's annual meeting.

Please contact us if you have any questions (707.252.6166).

Sincerely,
Peri Payne, Shareholder Advocate

P. O. BOX 6108 NAPA, CALIFORNIA 94581-1108 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET
WWW.HARRINGTONINVESTMENTS.COM

Establishing a Safer Products Policy

Whereas,
Our company has made significant initial commitments to greening of products, including an expressed goal "to sell products that sustain our resources and environment," a commitment to help create a program in China giving preferences to green suppliers, and a commitment to end PVC packaging of house brand products within two years;

However, scientific evidence is quickly mounting that necessitates additional action. Recent studies show that even very low levels of certain chemicals found in consumer products may contribute to a host of human health disorders, including cancers and neurological problems. Fetuses, infants, and young children appear particularly vulnerable;

Whereas,
Regulations in California and other states and in the European Union are increasingly restricting or otherwise regulating chemicals in consumer products;

Our company wishes to increase sales in the United States to higher-income customers who are concerned about our company's social and environmental commitments and the safety of products;

Whereas,
Some manufacturers are already responding to new scientific information, growing public concern, and existing or potential regulation by reformulating their products;

Wal-Mart cosmetics suppliers L'Oreal and Revlon have committed to reformulate their cosmetics products globally to eliminate suspected reproductive toxicants identified by the European Union;

Wal-Mart supplier SC Johnson and Son has adopted a process for systematically reducing the environmental footprint of its products and has, as a result, eliminated all chemicals that accumulate in the environment and increased the sales of its Blue Windex product;

Despite these positive developments, a great many products sold at Wal-Mart contain substances of concern;

Wal-Mart is uniquely positioned to dramatically shift global supply chains towards use of safer chemicals in common consumer products.

RESOLVED, shareholders request that by June 1, 2007, at reasonable cost and omitting proprietary information, the Board publish a report evaluating Company policies and procedures for systematically minimizing customers' exposure to toxic substances in products, including, at a minimum, hormone disrupting chemicals, persistent bioaccumulative toxicants, carcinogens, mutagens, and reproductive toxicants. The report should summarize the criteria used to evaluate such chemicals, and include options for systematically identifying toxic chemicals in stocked

products, encouraging suppliers to reduce or eliminate such chemicals and develop safer alternatives, and routinely reporting on progress.

Supporting Statement
According to a recent report, (http://rosefdn.org/liroffreport.pdf), safer chemicals policies have been adopted by leading consumer products manufacturers and retailers.

Innovative practices include inventorying chemicals in products; establishing goals and milestones even in the face of scientific uncertainty; providing inducements to suppliers to provide safer products; and publicly disclosing information to consumers and shareholders.

Companies have adopted such practices to build public trust, protect brand reputation, and safeguard and grow market share by anticipating regulation. Such actions by Wal-Mart would significantly and positively raise our company's environmental profile, enhancing its reputation and competitive position worldwide.

As Lee Scott said last October, "being a good steward of the environment and in our communities, and being an efficient and profitable business, are not mutually exclusive. In fact they are one in the same."

HARRINGTON
INVESTMENTS, INC.

December 27, 2005

Samuel A. Guess
Associate General Counsel
Wal-Mart
702 S.W. 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Guess:

Re: Proof of Ownership

Please find the enclosed letter from Charles Schwab & Co., verifying stock ownership of Wal-Mart (WMT) for John C. Harrington. This letter satisfies the SEC rule 14-a(8)(b).

This letter accompanies my previously submitted shareholder proposal regarding establishing a safer products policy.

Please do not hesitate to contact me if you should care to discuss this letter. Thank you.

Sincerely,

John C. Harrington
President

Ecl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923

charles SCHWAB
INSTITUTIONAL

PO Box 52013 Phoenix AZ 85072-2013

December 23, 2005

Jeffrey J. Gearhart
Vice President and General Counsel, Corporate Division, and Assistant Secretary
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Gearhart:

RE: John C. Harrington
Charles Schwab Account # 1101-4608
Wal-Mart Stock Ownership (WMT)

This letter is to verify that John C. Harrington has continuously held at least $2000 in market value of Wal-Mart Stores, Inc., stock for at least one year prior to December 15, 2005 (December 15, 2004 to present).

If you need additional information to satisfy your requirements, please feel free to contact me at (877) 806-4101.

Sincerely,

Jennifer D. Lowry

Jennifer D. Lowry
Charles Schwab & Co., Inc.
Institutional Service Group

From: Andrew Shalit [mailto:ashalit@greencentury.com]
Sent: Tuesday, February 07, 2006 3:27 PM
To: CFLETTERS
Cc: Andrew Shalit
Subject: Wal-Mart No-Action Request

Ladies and Gentlemen:

I am writing in regard to the No-Action Request submitted to your office by Wal-Mart Stores, Inc. on January 23rd, with respect to the shareholder proposal filed by Green Century Capital Management. The subject of the proposal is "Establishing a Safer Products Policy."

Green Century Capital Management is currently composing a response to Wal-Mart's request, which we believe is without merit. We intend to have this response delivered to your offices by February 17th. If you need our response sooner than that, please let me know, and I will move our schedule forward.

Sincerely,

Andrew Shalit
Green Century Capital Management
617-426-2503
ashalit@greencentury.com

GREEN CENTURY FUNDS

February 17, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Request For No Action on Shareholder Proposal Submitted to Wal-Mart Corporation by Green Century Capital Management and Harrington Investments, Inc.

Dear Sir/Madam:

Green Century Capital Management, Inc. and Harrington Investments, Inc. ("Proponents") have submitted a shareholder proposal ("Proposal") to Wal-Mart Stores, Inc. (the "Company" or "Wal-Mart"). We are writing to respond to the letter dated January 23, 2006 ("Letter"), sent to the Securities and Exchange Commission by Wal-Mart. In that letter, the Company contends that the Proponents' shareholder Proposal may be excluded from the Company's 2006 proxy statement by virtue of Rules 14a-8(i)(3) and 14a-8(i)(7). We disagree with this view, for the reasons described below.

SUMMARY

The Company asserts that the Proposal is excludable because it is vague and indefinite and because it seeks to micromanage the Company.

As discussed below, we believe the Proposal is not excludable for vagueness because it discusses well-known issues of public concern that both shareholders and management can understand. It is equally clear that the Proposal does not seek to micromanage the company, but rather strikes the correct balance between providing enough guidance and specificity such that management and shareholders understand what is being proposed while leaving enough room for management to address the issues in the most efficacious manner based on its own judgment. Finally, the Proposal addresses a significant area of public policy concern and thus is appropriate for consideration by shareholders.

GREEN CENTURY CAPITAL MANAGEMENT, INC.
29 Temple Place, Suite 200 Boston, MA 02111
617-482-0800 617-422-0881
www.greencentury.com

ANALYSIS

1. The Proposal is Not Vague and Indefinite and Should Not Be Excluded under Rule 14a-8(i)(3)

In 2004 the staff of the Division of Corporation Finance ("Staff") explained that a proposal may be excluded under Rule 14a-8(i)(3) where

> the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires — this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result. Staff Legal Bulletin 14B (September 15, 2004) ("SLB 14B").

It also reiterated that

> rule 14a-8(g) makes clear that the company bears the burden of demonstrating that a proposal or statement may be excluded. As such, the staff will concur in the company's reliance on rule 14a-8(i)(3) to exclude or modify a proposal or statement only where that company has demonstrated objectively that the proposal or statement is materially false or misleading. SLB 14B (emphasis added).

The Proposal submitted by Green Century Capital Management and Harrington Investments to Wal-Mart exhibits no such ambiguity or difficulty of interpretation. It requests plainly that "the Board publish a report evaluating Company policies and procedures for systematically minimizing customers' exposure to toxic substances in products." To further clarify the intent of the Proposal, it references directly and indirectly several comparable efforts to reduce exposure to toxic substances.

The Company cites only a single reason for the obscurity or ambiguity of the Proposal. It argues that the meaning of "toxic substances" is not clear and that this would make implementation of the Proposal unmanageable:

> Because many beneficial substances could be toxic under some circumstances or harmful to certain persons, the Proposal could be virtually unlimited in its scope.

Here the Company is claiming that almost anything could be toxic, and so it is impossible to define how a company would take action to reduce the use of toxic substances. The requested action might have been intractable if the Proposal had asked the Company to ensure that none of its products contained any toxic substances. But the Proposal asks no such thing. It only asks for a report with the goal of "systematically minimizing customers' exposure to toxic substances" (emphasis added). This goal is certainly something that the Company can attempt, using the common meaning of the word "toxic."

Indeed, just such a goal is expressed by the Company's policies with regard to its suppliers. The Company document *Standards for Supplier: Supplier's Responsibilities* states:

> We also encourage our suppliers to reduce excess packaging and to use recycled and non-toxic materials whenever possible. We will favor suppliers who share our commitment to the environment. (www.walmartstores.com/Files/SupplierStandardsdoc.pdf)

This statement shows that the Company itself understands the meaning of toxic versus non-toxic materials, and that it expects its suppliers to understand this distinction without additional explication. Further, it shows that the Company shares the concerns expressed by the Proposal, namely to minimize its customers' exposure to toxic materials.

In its Letter the Company further claims that "neither the stockholders, when voting on the Proposal, nor the Company, when attempting to implement the Proposal (if adopted), would be able to determine with reasonable certainty the scope of actions advocated by the Proposal."

To the contrary, the Proposal goes to great lengths to ensure that this is not the case and that stockholders as well as the board understand clearly the meaning of the Proposal and the nature of the action requested. The goal of the Proposal is clearly to minimize customers' exposure to toxic substances. To clarify what this might entail, the Proposal discusses actions by other companies and by governments that exemplify how the Company would approach this goal:

- The Proposal discusses regulations governing toxic substances in California, in other states, and in the European Union. These regulations illustrate the types of toxic substances that are of concern to the Proposal.
- The Proposal discusses three Wal-Mart suppliers who have already taken steps to remove toxic substances from their products. These companies further illustrate the types of toxic substances that are of concern to the Proposal, and they also indicate the types of actions that could be considered as a result of implementing the Proposal.
- The Proposal provides a reference to a report which contains further examples of companies that have taken steps similar to those contemplated by the Proposal.
- The supporting statement goes on to provide specific examples of the types of practices that are foreseen by the Proposal:

> Innovative practices include inventorying chemicals in products; establishing goals and milestones even in the face of scientific uncertainty; providing inducements to suppliers to provide safer products; and publicly disclosing information to consumers and shareholders.

As described above, the present Proposal is quite clear and so differs entirely from the subject proposals of the three prior rulings cited by the Company. Each of these proposals contained serious flaws that are not present in the Proposal. These flaws made it impossible to interpret the meaning of the proposals with any certainty.

In *The Procter & Gamble Company* (October 25, 2002), Staff properly supported the exclusion of a proposal requesting that the company establish a fund to support individuals who "are victims of retaliation, intimidation and troubles because they are stockholders/shareholders of publicly owned companies." The nature of the "troubles" and the purpose of the requested support were made apparent nowhere in the proposal text, and could not be discerned with certainty except perhaps to the proponent himself. As stated by the company, "the context and purpose of the Proposal is not clear. From [proponent's] first letter of June 19, 2002, he appears to suggest that his US Postal Service letter carrier and his landlord are preventing him from accessing his mailbox in an attempt to force him to name them as 'beneficiaries' of some type." The present Proposal does not make obscure references to private information, but rather refers to well-known subjects of public discussion, namely the presence of toxic substances in consumer products.

In *Philadelphia Electric Company* (July 30, 1992) the proposal expressed outrage at management and board performance, but the language and grammar used by the resolved clause failed to communicate a clear request:

> THEREFORE BE IT RESOLVED, that a Committee of small stockholders be elected, by those stockholders of limited numbers 100-1000-5000 shares, to consider and refer to the Board of Directors a plan or plans that will in some measure equate with the gratuities bestowed on Management, Directors and other employees. Under all conditions the Corporation will bear the expense of this resolve:

This resolution appears to suffer from a logical or grammatical flaw that makes it impossible to discern clearly its meaning. In its request to exclude this proposal, Philadelphia Electric Company described three possible interpretations of the resolution, each of which was equally plausible. It rightly argued that "there is no way in which shareholders will be able to determine with reasonable certainty either the meaning of the resolution or the consequences of its implementation." The current Proposal has no such ambiguity of interpretation.

In *NYNEX Corporation* (January 12, 1990) the language used by the proposal was ambiguous and was left unclear specifically because of its brevity and lack of clarifying detail. The full text of the proposal was only 50 words, half of which largely restated the other half:

> WHEREAS NYNEX should not interfere in the government policy of any foreign government that NYNEX has been invited to set up facilities.
>
> RESOLVED, that NYNEX does not interfere in government policies of foreign nations that this company has been invited in the past and future to set up any facilities.

The proposal made no references to past actions by NYNEX, by other companies, or by shareholder groups that would indicate more clearly the specific behaviors or actions that should or should not be undertaken by the company were the proposal to pass.

In its request to exclude the proposal, NYNEX described a broad range of diverse and mutually contradictory actions each of which could be interpreted as being required by the text of the resolution. As Staff stated in their ruling, "the proposal, if implemented, would require the Company to make highly subjective determinations concerning what constitutes 'interference' and 'government policies' as well as when the proscriptions of the proposal would apply. In the Division's view, such determinations would have to be made without guidance from the proposal and would be subject to differing interpretations by both shareholders voting on the proposal and the Company."

The Proposal under discussion does not suffer from this flaw. It addresses a well-known issue of public concern – namely the presence of toxic chemicals in consumer products and packaging – and requests a report on Company policies and procedures for reducing customer exposure to such chemicals. It cites examples of government regulations and proposed laws that define lists of toxic chemicals. It cites companies that have taken steps similar to the steps that are being requested of the Company. It lists examples of actions that could be taken by the Company in pursuing this goal.

In summary, the proposal strikes the appropriate balance between describing the concern in sufficient detail so as to provide appropriate guidance to shareholders and the Company, and yet not so much as to micromanage the Company in its actions. The Proposal appropriately leaves room for the Company to choose the specific actions to take to implement the proposal in the way that is most efficient and effective, while clearly stating its purpose using terms that are well understood.

2. The Proposal Does Not Seek to Micromanage the Company, and Should Not Be Excluded Under Rule 14a-8(i)(7)

The Company asserts that the Proposal should be excluded because it seeks to micromanage the Company. Specifically, the company makes three arguments:

- The Proposal involves intricate details that are unsuited for consideration by stockholders;
- Implementation of the Proposal would require a large staff of scientists, and the associated resource allocation is not an appropriate subject for shareholder consideration; and
- The Proposal involves selection of products to be sold in stores, which is properly under the control of management.

2.1 The Proposal Does Not Involve Intricate Detail

Under Rule 14a-8(i)(7), a proposal may be excluded if it seeks "to 'micromanage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release. The Release goes on to state that "[t]his consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." *Id.*

In arguing that the Proposal involves intricate detail, the Company cites *Ford Motor Company* (March 2, 2004). The subject proposal of *Ford* requests that the company take a series of complex steps, including measurements of temperatures, gasses, and other specific factors across times and locations, with the goal of assessing whether global warming or global cooling (sic) is taking place. These complex steps were detailed in the proposal. In ruling that the proposal could be excluded, Staff stated:

> The Proposal recommends that the board publish annually a report... that includes detailed information on temperatures, atmospheric gases, sun effects, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating or cooling.

The present Proposal specifies no such intricate detail. It does not list specific actions or measurements to be taken and it does not specify a rigid schedule of events. Rather it requests that the Board evaluate Company "policies and procedures for systematically minimizing customers' exposure to toxic substances in products." It does not specify the structure of the system, but merely that the policies and procedures be systematic. The manner in which this evaluation is to take place is properly left to the discretion of the Company, as is the substance of the policies and procedures.

2.2 The Proposal Does Not Require Significant Allocation of Resources

The Company has indicated that to engage in the process requested by shareholders would require the Company to engage a staff of scientists and various other experts to undertake a large-scale chemical research project. The company exaggerates the burden that might be placed on it. The Company can easily work from existing lists of toxic and potentially toxic substances that have been targeted for reduction by government. For example, the US EPA Waste Minimization Program targets 31 priority chemicals for reduction (www.epa.gov/epaoswer/hazwaste/minimize/chemlist.htm) and the State of California annually compiles a list of chemicals known to cause cancer or reproductive toxicity (www.oehha.ca.gov/prop65/prop65_list/files/P65single3405.pdf). The Company can also look to lists compiled by other retailers, for example Boots Group PLC (www.boots-plc.com/environment/library/266.pdf) and Marks & Spencer (www2.marksandspencer.com/thecompany/ourcommitmenttosociety/environment/productsafety/chemicals_strategy.pdf).

Most or all of this work could be accomplished by existing staff and staff due to be hired under current Company plans. For example, in late 2005, Tyler J. Elm was named Senior Director, Competitive Strategy and Business Sustainability, charged with "deriving business value for Wal-Mart Stores, Inc. by directing the development, implementation and management of a competitive business strategy that derives economic benefits for the Company from improved environmental and social outcomes." (official corporate biography)

Furthermore, the Company has retained a search firm to hire a new Senior Director for Stakeholder Engagement, reporting to Wal-Mart's Vice President of Corporate Strategy, "who will play a critical role in helping the company ...create a new model of business engagement that uses market-based changes to create societal value." (Job description from executive search firm Martha Montag Brown and Associates). The job includes identifying global best practices in corporate responsibility, with initial focus including the environment and product sourcing.

Wal-Mart is in fact already investing staff time in toxic chemical issues as signaled by their commitment to "replacing PVC packaging for [Company] private brands with alternatives that are more sustainable and recyclable within the next 2 years," ("Twenty First Century Leadership",

Speech by Company CEO Lee Scott, October 24, 2005). As part of that initiative, the Company has put together teams of staff and stakeholders to explore addressing waste, toxics, and other issues. They have invited non-governmental organizations such as the Center for Health, Environment and Justice's PVC Campaign to participate in these efforts, and have also solicited the PVC Campaign's suggestions for sources of relevant expertise.

The report resulting from the adoption of this Proposal could provide guidance and direction to these existing or planned efforts. The creation of the report itself, as called for by the Proposal, would not in any way require the creation of a significant new program or hiring large numbers of staff with highly specialized skills.

2.3 The Proposal Does Not Dictate Selection of Products to be Sold in Stores

The Company argues that the Proposal represents an unwarranted interference in the day-to-day selection of products to be sold in stores:

> Decisions concerning the selection of products to be sold in the Company's stores and clubs are inherently based on complex business considerations that are outside the knowledge and expertise of shareholders. The ability to make business decisions as to product inventory is fundamental to management's ability to control the operations of the Company, and, as such, is not appropriately transferred to shareholders.

The Company does not quote any text from the Proposal to support their contention that the Proposal would take the control of inventory decisions and product selection out of management's hands and place it instead in the hands of stockholders. In fact, the Proposal does no such thing. It does not ask that the Company sell (or not sell) any specific products or category of products. It does not specify inventory levels or supply-chain management structures. It does not list specific product ingredients that would be dispositive when making decisions about whether to sell products.

It may be that the Company is arguing that categorically any proposal that touches upon product selection even in the most indirect way is excludable. Such an argument would be directly contrary to the 1998 Interpretive Release which requires that each proposal be reviewed on a case-by-case basis, and that "proposals relating to such matters but focusing on sufficiently significant social policy issues... generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

The current Proposal focuses on a significant policy issue, as discussed below. Moreover, it requests only a report "evaluating Company policies and procedures" and does not seek to impose specific policies and procedures on the product acquisition process.

4. The Proposal Focuses on a Significant Policy Issue

Pursuant to Rule 14a-8(i)(7), proposals may not be excluded if the subject matter focuses "on sufficiently significant social policy issues . . . because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Release No. 34-40018 (May 21, 1998) ("1998 Release"). A proposal may not be excluded under clause (c)(7) if it has "significant policy, economic or other implications". *Roosevelt v. E.I. DuPont de Nemours & Company*, 958 F. 2d 416, (DC Cir. 1992) at 426.

The presence of toxic and potentially toxic substances in consumer products and product packaging is clearly a significant policy issue that transcends the day-to-day business of the Company. While the Company does not question this, it is useful to note how it has in fact become an issue that receives a great deal of attention and will have significant policy and economic implications for the Company.

A number of recently passed or proposed state laws would ban the use of previously acceptable chemicals in consumer products. For example, nine states recently enacted bans on the bio-accumulative chemicals penta-PBDE and octa-PBDE, which have been widely used as flame-retardants in furnishings, electronics, and other products. Bills proposed in California and Maryland would ban the sale of cosmetics and children's toys containing a category of chemicals known as "phthalates" as well as children's toys and bottles containing the chemical bisphenol A. Both phthalates and bisphenol A are suspected developmental toxicants widely used in consumer products in the U.S.

In Europe, the RoHS (Reduction of Hazardous Substances) mandate requires the removal of heavy metals and certain other chemicals from electronic products. The broad REACH initiative (Registration, Evaluation and Authorisation of Chemicals) would require the registration and testing of several thousand chemicals used in consumer products.

Manufacturers have been active in this area as well, with computer and other electronics manufacturers building RoHS-compliant products and over two hundred cosmetics companies agreeing to take steps to reduce the inclusion of toxic ingredients (www.safecosmetics.org/companies/signers.cfm), for example.

Media coverage and public concern about this issue have been growing steadily. Major, mainstream news outlets such as the New York Times and the Los Angeles Times ran stories in 2005 with headlines such as *Should You Worry About the Chemicals in Your Makeup?*, *Labels Can Hide the Presence of Phthalates*, *Legislature Targets Toxic Risks in Products* and *Europe's Rules Forcing U.S. Firms to Clean Up*. The Wall Street Journal ran a series of prominently placed front-page articles titled *Toxic Traces: New Questions about Old Chemicals*. See Appendix 1.

As these facts clearly demonstrate, the subject of cosmetics and toxic chemicals is a significant policy, economic, and environmental issue that has implications for the long term goals and business strategy of the Company.

CONCLUSION

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the

Company's no-action request. As demonstrated above, the Proposal is not in any way vague, nor does it attempt to micromanage the Company's business.

In the event that the Staff concludes that certain parts of the document may require revision, please be advised of the willingness of the Proponents to make needed modifications. Also, we respectfully request an opportunity to confer with SEC staff in the event that the staff should decide to concur with the Company. Communication should be directed to Andrew Shalit at 617-426-2503 or via fax at 617-422-0881.

Sincerely,

Andrew Shalit

Andrew Shalit
Green Century Capital Management

John C. Harrington
Harrington Investments

cc: Samuel A. Guess, Wal-Mart Stores Legal Department

Attachments: Appendix 1

APPENDIX 1

Levels of Risk
Common Industrial Chemicals in Tiny Doses Raise Health Issue
Advanced Tests Often Detect Subtle Biological Effects;
Are Standards Too Lax?
Getting in Way of Hormones

By PETER WALDMAN
Staff Reporter of THE WALL STREET JOURNAL
July 25, 2005; Page A1

For years, scientists have struggled to explain rising rates of some cancers and childhood brain disorders. Something about modern living has driven a steady rise of certain maladies, from breast and prostate cancer to autism and learning disabilities.

One suspect now is drawing intense scrutiny: the prevalence in the environment of certain industrial chemicals at extremely low levels. A growing body of animal research suggests to some scientists that even minute traces of some chemicals, always assumed to be biologically insignificant, can affect such processes as gene activation and the brain development of newborns.

An especially striking finding: It appears that some substances may have effects at the very lowest exposures that are absent at higher levels.

Some scientists, many of them in industry, dismiss such concerns. But the new science of low-dose exposure is challenging centuries of accepted wisdom about toxic substances and rattling the foundation of environmental law.

Modern pollution restrictions aim to limit exposures to levels past studies have found safe. For example, it's known mercury can cause learning problems in children if it's above 58 parts per billion in the bloodstream. Dividing 58 by 10 to provide a margin of safety, U.S. regulators advise that children and young women not accumulate more than 5.8 parts per billion of mercury, by limiting consumption of certain fish such as tuna.

But what if it turned out some common substances have essentially no safe exposure levels at all? That was ultimately what the U.S. Environmental Protection Agency concluded about lead after studying its effects on children for decades. Indications some other chemicals may have no safe limits have led regulators in Europe and Japan to bar the use of certain compounds in toys and in objects used to serve food. In the U.S., federal scientists are devising new tests that could be used to screen thousands of common chemicals to make sure they're safe at extremely low exposures.

Using advanced lab techniques, scientists have found that with some chemicals, traces as minute as mere parts per trillion have biological effects. That's one-millionth of the smallest traces even measurable three decades ago, when many of today's environmental laws were written. With some of these chemicals, such trace levels exist in the blood and urine of the general population.

Some chemical traces appear to have greater effects in combination than singly, another challenge to traditional toxicology, which tests things individually.

The human body is complex, and effects seen in tests on small laboratory animals and in human cells don't necessarily mean health risks to people. "The question is what do we do about these low levels once we know they're there," says Steve Hentges of the American Plastics Council, a trade association.

For their part, companies and industry groups have attacked low-dose research as alarmist and are challenging the findings with scientific studies of their own. Some industry studies have contradicted the low-dose findings of university and government labs. One reason, says Rochelle Tyl, a toxicologist who does rodent studies on contract for industry groups, is that academics seek "to find out if a chemical has an intrinsic capacity to do harm," while industry scientists try to measure actual dangers to people.

The result is that low-dose research has sparked a number of heated scientific and regulatory controversies:

• Tiny doses of bisphenol A, which is used in polycarbonate plastic baby bottles and in resins that line food cans, have been found to alter brain structure, neurochemistry, behavior, reproduction and immune response in animals. Makers and users of the chemical maintain, citing a Harvard review of 19 studies, that the chemical is harmless to humans at such levels. (See illustration)

• Minute levels of phthalates, which are used in toys, building materials, drug capsules, cosmetics and perfumes, have been statistically linked to sperm damage in men and genital changes, asthma and allergies in children. The U.S. Centers for Disease Control and Prevention has detected comparable levels in Americans' urine. Manufacturers say there is no reliable evidence that phthalates cause any health problems.

• A chemical used in munitions, called perchlorate, is known to inhibit production of thyroid hormone, which children need for brain development. The chemical has been detected in drinking-water supplies in 35 states, as well as in fruits, vegetables and breast milk. The EPA has spent years mulling what is a safe level in drinking water. The Defense Department and weapons makers maintain it is harmless at much higher doses than those that Americans ingest.

• The weed killer atrazine has been linked to sexual malformations in frogs that were exposed to water containing just 1/30th as much atrazine as the EPA regards as safe in human drinking water. The herbicide's main manufacturer, Syngenta AG, says other studies prove atrazine is safe. The EPA favors more study.

In the Laboratory

Studies have linked some common chemicals with toxic effects, though not necessarily at levels to which humans are exposed:

CHEMICAL	WHERE IT'S [illegible]	WHAT IT'S LINKED TO
Bisphenol A (BPA)	Polycarbonate plastic bottles and food can linings	Altered brain behavior and sex organs in rats
Dibutyl Phthalate (DBP)	Cosmetics, shampoos, pills, nail polish, plastic toys	Gene and hormone changes in rodents, genital abnormalities in human infants
Diethylhexyl Phthalate (DEHP)	Polyvinyl chloride building products, food packaging, toys, medical tubing	Birth defects in mice, pre-term birth in human infants; early puberty in girls
Perchlorate	Drinking water in 35 states, fruits, vegetables, breast milk	Brain and behavior changes in rats; thyroid effects in people

Sources: [illegible]; U.S. [illegible] Agency

With so much still unknown, regulators are proceeding on different tracks in different countries. Japan's government designates about 70 chemicals as potential "endocrine disruptors" – substances that may, at tiny doses, interfere with hormonal signals that regulate human organ development, metabolism and other functions. Japan has just completed a $135 million research push on endocrine disruptors, including setting up a national research center. The Japanese government also has banned certain phthalates in food handlers' gloves and containers, after detecting them in food. One manufacturer, Fujitsu Ltd., has pledged to phase out its use of most suspected endocrine disruptors over coming years.

The European Union has banned some kinds of phthalates in cosmetics and toys, and it is considering a ban on nearly all phthalates in household goods and medical devices. The EU also is planning to require new safety tests for thousands of industrial chemicals, many of which already exist in people's bodies at trace levels. Industry, which would have to bear the cost of proving countless current products safe, is fighting the measures, calling them a massive unnecessary burden.

In the U.S., there are divisions within the government. The White House plays down the issue, saying the low-dose hypothesis is unproved. But many federal scientists and regulators at the EPA and Health and Human Services Department are forging ahead with new methods for assessing possible low-dose dangers. Legislatures in two states, California and New York, are considering bills that would ban use of certain phthalates in toys, child-care products and cosmetics, while a California bill would restrict bisphenol A.

Earliest Concerns

One of the early scientists to focus on possible low-dose risks was biologist Theo Colborn of the World Wildlife Fund. Studying the decline of certain birds, mammals and fish in the upper Midwest, Dr. Colborn spotted some patterns:

Species that struggled to survive in the industrialized Great Lakes thrived in inland areas that were less polluted. And some offspring in more-polluted regions had gender abnormalities, such as feminized sex organs in males. She theorized that trace amounts of chemicals in the environment were disrupting hormones.

Dr. Colborn and colleagues popularized low-dose concerns in a series of conferences, articles and a best-selling 1996 book called "Our Stolen Future." That year the EPA asked an outside advisory panel to consider ways of screening industrial chemicals for hormonal effects, a process still incomplete.

In 2000, a separate EPA-organized panel, after reviewing 49 studies, said some hormonally active chemicals affect animals at doses as low as the "background levels" to which the general human population is subject. The panel said the health implications weren't clear but urged the EPA to revisit its regulatory procedures to make sure such chemicals are tested in animals at appropriately small doses.

The EPA hesitated. It responded in 2002 that "until there is an improved scientific understanding of the low-dose hypothesis, EPA believes that it would be premature to require routine testing of substances for low-dose effects."

The Bush administration's regulatory czar, John Graham -- administrator of the Office of Information and Regulatory Affairs at the White House Office of Management and Budget -- later publicly dismissed as unproven the idea that the hormonal system could be disrupted by multiple low-dose exposures to industrial chemicals. For the past two years, the administration has proposed funding cuts for EPA research on suspected endocrine disrupters, but Congress has kept the funding roughly level at about $10 million a year.

Since the review panel met in 2000, scientists have published more than 100 peer-reviewed articles reporting further low-dose effects in living animals and in human cells. These findings are generating some early insights in the thorny process of translating laboratory data into conclusions about human health.

Less Is More

One of the most provocative is that some hormonally active chemicals seem to have more effects at extremely low exposures than at higher ones. This challenges an axiom of toxicology stated by the Swiss chemist Paracelsus nearly 500 years ago: The dose makes the poison.

Toxicologists traditionally derive risk by exposing rodents to chemicals to find the lowest dose that leads to tumors, birth defects or other readily observable effects. Regulators then divide the highest "no-observable-effect" dose by an "uncertainty factor" -- anywhere from 10 to 1,000 -- to set a maximum human exposure they can be confident is safe.

But now researchers have found chemicals that have hormonal effects on lab animals and on human cells in much tinier amounts than their standard no-observable-effect levels. And with some of these chemicals, as the tiny doses given to animals are increased, the effects recede. Then, at much higher levels, broad systemic impacts appear, such as reduced body weight.

An example is bisphenol A, or BPA, the ingredient in polycarbonate baby bottles and food-can linings. It evidently is widespread in the environment. In the U.S., the CDC has found traces of it in 95% of urine samples tested. In Japan, researchers have detected BPA in fetal amniotic fluid and the umbilical cords of newborns.

Studying BPA in rats in 1988, the EPA concluded the lowest exposure with an "observed adverse effect" was 50 milligrams a day per kilogram of body weight (one kilogram = 2.2 pounds). Dividing 50 by an uncertainty factor of 1,000, the agency set a daily safe limit for humans of 0.05 milligrams of BPA per kilogram of body weight. Since then, however, academic scientists in several countries have done more than 90 studies that have found BPA effects on animals and human cell cultures from exposures well below this level.

The EPA used a relatively crude measure of the chemical's effects: changes in rodents' body weights. The new studies looked at subtler, hormone-related effects. Some studies found changes in rodents' reproductive organs and brains at doses as low as 0.002 milligram per kilogram of body weight per day. That is just one-25,000th the dose that the EPA said was the lowest exposure having an observable adverse effect.

Disrupting Hormones

Seeking to explain this pattern, scientists cite the endocrine system's exquisite sensitivity. Animals and humans secrete infinitesimal amounts of various hormones, such as estrogen, that trigger responses when they occupy special receptors on the cells of various organs. BPA is among numerous chemicals that can mimic estrogen by occupying cells' estrogen receptors. When they do this at critical phases of development, the chemicals can trigger unnatural biological responses, such as brain and reproductive abnormalities.

At higher doses, however, BPA and other endocrine disruptors -- instead of triggering the unnatural responses -- appear to overwhelm the receptors. That explains, scientists say, why some chemicals seem to have more potent hormonal effects at very low doses than at higher ones.

Mr. Hentges of the American Plastics Council says studies show BPA is harmless at the tiny levels to which humans are exposed. In 2001 the plastics council agreed to pay Harvard's Center for Risk Analysis, part of the Harvard School of Public Health, $600,000 to review BPA studies. The 10 panelists found "no consistent affirmative evidence of low-dose BPA effects" on the basis of 19 studies that were selected by April 2002 for review.

However, many more BPA studies kept coming out, and when the center published its report last fall, three of the 10 panelists declined to be listed as authors. "There are other papers published after the 'cut-off' date that the panel did not review that may have altered their conclusions," says one of the three, Paul Foster of the National Institute of Environmental Health Sciences. A fourth, Claude Hughes of Quintiles Transnational Corp., a pharmaceutical consulting firm, signed but made the same point in a journal commentary criticizing the report and calling for a new EPA risk assessment. The Harvard risk center's executive director, George Gray, acknowledges that a "torrent of new papers on BPA" may have made it impossible for the panel to review everything by its deadline.

The plastics council's Mr. Hentges says his group reviews all studies on BPA and believes none have changed the basic conclusion of the Harvard report. "We continue to believe that the weight of evidence indicates BPA poses no risk to human health," he says.

Chemicals in Combination

Environmental chemicals don't exist in isolation. People are exposed to many different ones in trace amounts. So scientists at the University of London checked a mixture. They tested the hormonal strength of a blend of 11 common chemicals that can mimic estrogen.

Alone, each was very weak. But when scientists mixed low doses of all 11 in a solution with natural estrogen -- thus simulating the chemical cocktail that's inside the human body today -- they found the hormonal strength of natural estrogen was doubled. Such an effect inside the body could disrupt hormonal action.

"In isolation, the contribution of individual [estrogen-like chemicals] at the concentrations found in wildlife and human tissues will always be small," wrote the scientists, led by Andreas Kortenkamp, who directs research on endocrine disruptors for the EU. But because such compounds are so widespread in the environment, the researchers concluded, the cumulative effect on the human endocrine system is "likely to be very large."

To test chemicals, toxicologists traditionally dose animals with a single substance and then dissect them. But this method can't spot the subtle effects associated with today's multiple exposures to low-dose chemicals, says John Bucher, of the National Institute of Environmental Health Sciences.

Now he and his boss, Christopher Portier, are revamping the federal government's National Toxicology Program, which sets standards for how chemicals are tested. Over about seven years, they hope to develop a series of lab tests that will ultimately screen some 100,000 industrial compounds, individually and in mixtures, for biochemical "markers" such as effects on specific genes.

The chemicals then will be ranked by mechanism of action and suspected toxicity, and assigned priorities for further study. "It's taken us 25 years and $2 billion to study 900 chemicals," Dr. Portier says. "If this works, we can study 15,000 in a year."

Levels of Risk
From an Ingredient In Cosmetics, Toys, A Safety Concern

Male Reproductive Development Is Issue With Phthalates, Used in Host of Products Europe, Japan Restrict Them
By PETER WALDMAN
Staff Reporter of THE WALL STREET JOURNAL
October 4, 2005; Page A1

In the 12th week of a human pregnancy, the momentous event of gender formation begins, as X and Y chromosomes trigger biochemical reactions that shape male or female organs. Estrogens carry the process forward in girls, while in boys, male hormones called androgens do.

Now scientists have indications the process may be influenced from beyond the womb, raising a fresh debate over industrial chemicals and safety. In rodent experiments, common chemicals called phthalates, used in a wide variety of products from toys to cosmetics to pills, can block the action of fetal androgens. The result is what scientists call demasculinized effects in male offspring, ranging from undescended testes at birth to low sperm counts and benign testicular tumors later in life. "Phthalate syndrome," researchers call it.

Whether phthalates -- pronounced "thallets" -- might affect sexual development in humans, too, is now a matter of hot dispute. Doses in the rodent experiments were hundreds of times as high as the minute levels to which people are exposed. However, last year, federal scientists found gene alterations in the fetuses of pregnant rats that had been exposed to extremely low levels of phthalates, levels no higher than the trace amounts detected in some humans.

Then this year, two direct links to humans were made. First, a small study found that baby boys whose mothers had the greatest phthalate exposures while pregnant were much more likely than other baby boys to have certain demasculinized traits. And another small study found that 3-month-old boys exposed to higher levels of phthalates through breast milk produced less testosterone than baby boys exposed to lower levels of the chemicals.

Scientists are raising questions about phthalates at a time when male reproductive disorders, including testicular cancer, appear to be on the rise in many countries. Seeking an explanation, European endocrinologists have identified what some see as a human counterpart to rodents' phthalate syndrome, one they call "testicular dysgenesis syndrome." Some think it may be due in part to exposure to phthalates and other chemicals that interfere with male sex hormones.

"We know abnormal development of the fetal testes underlies many of the reproductive disorders we're seeing in men," says Richard Sharpe of the University of Edinburgh in Scotland, a researcher on male reproduction. "We do not know what's causing this, but we do know high doses of phthalates induce parallel disorders in rats."

It isn't surprising to find traces of phthalates in human blood and urine, because they are used so widely. Nearly five million metric tons of phthalates are consumed by industry every year, 13% in the U.S. They are made from petroleum byproducts and chemically known as esters, or compounds of organic acid and alcohol. The common varieties with large molecules are used to plasticize, or make pliable, otherwise rigid plastics -- such as polyvinyl chloride, known as PVC -- in things like construction materials, clothing, toys and furnishings. Small-molecule phthalates are used as solvents and in adhesives, waxes, inks, cosmetics, insecticides and drugs.

Users and producers of phthalates say they are perfectly safe at the very low levels to which humans are exposed. Phthalates are among the most widely studied chemicals and have proved safe for more than 50 years, says Marian Stanley of the American Chemistry Council, a trade association.

She says studies suggest primates, including humans, may be much less sensitive to phthalates than are rodents. She cites a 2003 Japanese study of marmoset monkeys exposed to phthalates as juveniles, which found no testicular effects from high doses. The study was sponsored by the Japan Plasticizer Industry Association. Scientists involved in a California regulatory review questioned the study and maintained it didn't support the conclusion that humans are less sensitive to phthalates than rodents are.

Ms. Stanley's conclusion: "There is no reliable evidence that any phthalate, used as intended, has ever caused a health problem for a human."

Societal Issue

The phthalate debate is part of the larger societal issue of what, if anything, to do about minute, once-undetectable chemical traces that some evidence now suggests might hold health hazards.

With much still unknown about phthalates, scientists and regulators at the Environmental Protection Agency are moving cautiously. "All this work on the effects of phthalates on the male reproductive system is just five years old," says the EPA's leading phthalate researcher, L. Earl Gray. "There appears to be clear disruption of the androgen pathway, but how? What are phthalates doing?"

To Rochelle Tyl, a toxicologist who works for corporations and trade groups studying chemicals' effects on animals, the broader question is: "If we know something bad is happening, or we think we do, do we wait for the data or do we act now to protect people?" Based on her own studies of rodents, Dr. Tyl says it is still unclear whether low levels of phthalates damage baby boys.

Some countries have acted. In 2003, Japan banned certain types of phthalates in food-handling equipment after traces turned up in school lunches and other foods.

The European Union has recently banned some phthalates in cosmetics and toys. In January, the European Parliament's public health committee called for banning nearly all phthalates in household goods and medical devices. In July, the full parliament asked the EU's regulatory body, European Commission, to review a full range of products "made from plasticised material which may expose people to risks, especially those used in medical devices."

With the controversy particularly hot in Europe, the European market for the most common phthalate plasticizer, diethylhexyl phthalate, or DEHP, has fallen 50% since 2000, says BASF AG, the German chemical giant. In response, BASF says it is ceasing production of DEHP in Europe this month. A spokesman for the company says the cutback won't affect its phthalate production in the U.S.

The U.S. doesn't restrict phthalates, and has lobbied the EU hard in recent years not to burden manufacturers with new regulations on chemicals. Still, a few companies, under pressure from health groups, have agreed to abide by European standards in their products sold in the U.S. Procter & Gamble Co. said last year it would no longer use phthalates in nail polish. Last December, Unilever, Revlon Inc. and L'Oréal SA's American unit promised to eliminate all chemicals banned in European products from the same items in the U.S.

For medical bags and tubes, Baxter International Inc. pledged in 1999 to develop alternatives to phthalate-containing PVC, as did Abbott Laboratories in 2003. (Abbott has since spun off its hospital-products unit.) In a June study by Harvard researchers of 54 newborns in intensive care, infants who'd had the most invasive procedures had five times as much of the phthalate DEHP in their bodies -- as measured in urine -- as did babies with fewer procedures.

Researchers aren't yet sure what this means. Another study by doctors at the Children's National Medical Center in Washington, published last year, found that 19 adolescents who'd had significant exposure to phthalates from medical devices as newborns showed no signs of adverse effects through puberty.

Kaiser Permanente, the big health-maintenance organization, promised in 1999 to eliminate phthalates in hospital supplies. Demand from the HMO has helped drive development of medical gloves that don't contain phthalates, as well as non-PVC carpeting and a new line of phthalate-free plastic handrails, corner guards and wall coverings.

In the early 1990s, the EPA set exposure guidelines for several types of phthalates, based on studies that had been done decades earlier. Since then, much more has been learned about them.

Consider dibutyl phthalate, which is used to keep nail polish from chipping and to coat some pills. The EPA did a risk assessment of it 15 years ago, relying on a rodent study performed in 1953. The now half-century-old study found a "lowest adverse-effect level" -- 600 milligrams a day per kilogram of body weight -- that killed half of the rodents within a week.

A 2004 study of the same chemical, published in the journal Toxicological Sciences, found far subtler effects, at far lower exposures. It detected gene alteration in fetuses of female rats that ingested as little as 0.1 milligram a day of the phthalate for each kilogram of body weight. That dose is one six-thousandth of the 1953 "lowest adverse-effect" level.

It's also an exposure level found in some U.S. women, says Paul Foster of the National Institute of Environmental Health Sciences, a co-author of the gene study. So "now we're talking about 'Josephina Q. Public' -- real women in the general population," he says. "The comfort level is receding."

EPA Caution

Still, because researchers don't know the function of the genes that were altered in the rat study, EPA experts say it's too early to base regulatory decisions on such gene changes. "We're a long way, in my opinion, from considering changes in gene expression as 'adverse' for risk assessment," says the environmental agency's Dr. Gray.

Exxon Mobil Corp. and BASF dominate the $7.3 billion phthalates market. An Exxon Mobil spokeswoman says risk assessments by government agencies in Europe and the U.S. confirm "the safety of phthalates in their current applications."

Phthalates are cheaper than most other chemicals that can soften plastics. But a BASF press release says European manufacturers have been replacing phthalates with plasticizers designed for "sensitive applications such as toys, medical devices and food contact."

Makers of pills sometimes coat them with phthalates to make them easier to swallow or control how they dissolve. A case study published last year in the journal Environmental Health Perspectives said a man who took a drug for ulcerative colitis, Asacol, for three months was exposed to several hundred times as much dibutyl phthalate as the average American. The drug's maker, Procter & Gamble, says it coats the pill with the phthalate so it will stay intact until it reaches inflamed colon areas. P&G says a daily dose of the drug has less than 1% of the 0.1 milligram of dibutyl phthalate per kilogram of body weight that the EPA regards as a safe daily dose.

Sperm Count

Attributing health effects to specific industrial chemicals is a dicey business. Scientists often look for associations: statistical correlations that suggest, but don't prove, a possible causal link.

With phthalates, they've found a few. For instance, a 2003 study divided 168 male patients at a fertility clinic into three groups based on levels of phthalate metabolites in their urine. The study found that men in the highest third for one of the phthalates were three to five times as likely as those in the lowest third to have a low sperm count or low sperm activity. Men highest in a different phthalate also had more abnormally shaped sperm, according to the study, which was done by researchers at the Harvard School of Public Health and published in the journal Epidemiology.

The scientists now are extending the research to 450 men. In their next paper, they're also planning to discuss a separate Swedish study, of 245 army recruits, that found no link between phthalate exposure and sperm quality.

The latest human study, on 96 baby boys in Denmark and Finland, found that those fed breast milk containing higher levels of certain phthalates had less testosterone during their crucial hormonal surge at three months of age than baby boys exposed to lower levels.

Authors of the study, led by Katharina Main of the University of Copenhagen and published Sept. 8 in Environmental Health Perspectives, said their findings support the idea that the human testis is vulnerable to phthalate exposure during development -- possibly even more vulnerable than rodents' genitalia. They added, however, that "before any regulatory action is considered, further studies on health effects of [phthalates] are urgently needed" aimed at "verifying or refuting our findings."

Physical Differences

A human study of 85 subjects published in June linked fetal exposure to phthalates to structural differences in the genitalia of baby boys.

Researchers measured phthalate levels in pregnant women and later examined their infant and toddler sons. For pregnant women who had the highest phthalate exposure -- a level equivalent to the top 25% of such exposure in American women -- baby sons had smaller genitalia, on average. And their sons were more likely to have incompletely descended testicles.

Most striking was a difference in the length of the perineum, the space between the genitalia and anus, which scientists call AGD, for anogenital distance. In rodents, a shortened perineum in males is closely correlated with phthalate exposure. A shortened AGD also is one of the most sensitive markers of demasculinization in animal studies.

Males' perineums at birth are usually about twice as long as those of females, in both humans and laboratory rodents. In this study, the baby boys of women with the highest phthalate exposures were 10 times as likely to have a shortened AGD, adjusted for baby weight, as the sons of women who had the lowest phthalate exposures.

The length difference was about one-fifth, according to the study, which was led by epidemiologist Shanna Swan of the University of Rochester (N.Y.) School of Medicine and Dentistry and published in Environmental Health Perspectives. Among boys with shorter AGD, 21% also had incomplete testicular descent and small scrotums, compared with 8% of the other boys.

Does it matter? The researchers intend to track as many of the boys as possible into adulthood, to address a key question: Will they grow up with lower testosterone levels, inferior sperm quality and higher rates of testicular tumors, as do rats with phthalate syndrome?

When the boys are 3 to 5 years old, Dr. Swan plans to assess their play behavior to see if exposure to phthalates appears associated with feminized neurological development. She says such tests have shown that little girls with high levels of androgens, or male hormones, gravitate toward "masculine" play. But she says no one has studied whether boys' play is affected by fetal exposure to chemicals that block androgens.

"In rodents, the changes result in permanent effects. Future studies will be necessary to determine whether these boys are also permanently affected," Dr. Swan says.

She and others agree that a study of just 85 subjects needs to be enlarged and repeated. She notes that although boys' genitalia were affected in subtle ways, no substantial malformations or disease were detected.

Some endocrinologists call this the first study to link an industrial chemical measured in pregnant women to altered reproductive systems in offspring. "It is really noteworthy that shortened AGD was seen," says Niels Skakkebaek, a reproductive-disorder expert at the University of Copenhagen, who wasn't an author of the study. "If it is proven the environment changed the [physical characteristics] of these babies in such an anti-androgenic manner, it is very serious."

Ms. Stanley of the American Chemistry Council doubts that any study can "tease out" the cause of a human health condition, given the wide variety of chemical exposures in people's lives. She notes that some of the specific phthalates associated with reproductive changes in the two human-baby studies haven't been linked to such changes in rodents. So, she says, it's possible the changes in anogenital distance and hormone levels may merely reflect normal variability.

Dr. Tyl, the chemical-industry toxicologist, says her own rat studies confirm that AGD is very sensitive to phthalates. She says that in rats that had very high phthalate exposures, a shortened AGD at birth was closely associated with a number of serious reproductive disorders later in life. However, in rats exposed to much lower doses of phthalates, a shortened AGD at birth did not always lead to later troubles. Many of these rats grew up to breed normally, she says, despite their slightly altered anatomy.

Dr. Tyl suggests that the same may be true of humans. Dr. Swan's study is "potentially important," Dr. Tyl says, because it suggests that "at low levels of exposure, humans are responding" to phthalates. But it remains quite possible, Dr. Tyl theorizes, that the boys with shortened AGD will grow up normally. "At what point do changes like this cross the line" to become dangerous, she asks. "We don't know yet."

Write to Peter Waldman at peter.waldman@wsj.com

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

1 of 1 DOCUMENT

2001 SEC No-Act. LEXIS 237

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

February 16, 2001

[*1] WPS Resources Corporation

TOTAL NUMBER OF LETTERS: 5

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 16, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: WPS Resources Corporation
Incoming letter dated December 26, 2000

The proposal asks that management consider developing some or all of eight specified plans.

There appears to be some basis for your view that WPS Resources may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., the choice of technologies). Accordingly, we will not recommend enforcement action to the Commission if WPS Resources omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we havenot found it necessary to address the alternative bases for omission upon which WPS Resources relies.

Sincerely,

Michael D.V. Coco
Attorney-Advisor

INQUIRY-1: Phillip F. Fuhlman

WPSR Shareholder

521 Kelly Drive

Golden Valley, MN 55427

VOICE: 763-595-0200 or 952-229-1333

FAX: 763-595-8340

9 February 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to WPS Resources Corporation [*2] by Phillip F. Fuhlman

Ladies and Gentlemen:

I have just received a copy of a letter to the United States Securities and Exchange Commission by one Michael S. Nolan, Foley & Lardner - counsel to WPS Resources Corporation (the "Company") - regarding the shareholder proposal (the Proposal) I have submitted to the Company. I know you are very busy, but I must beg your indulgence to allow me attempt to rebut Mr. Nolan's assertions. I shall endeavor to be as succinct as possible.

I will repeat a fragment of Mr. Nolan's letter, and then provide my response.

1. The Proposal violates the limitation on the number of proposals...
3. The Proposal deals with matters relating to the conduct...

I believe that the Proposal is in compliance with both the spirit and intent of Rule 14a governing shareholder proposals. I am one shareholder and I have submitted one proposal whose length is less than 500 words. I used the 3Com 2000 Proposal as a guide, which used digits as bullet prefixes for sentences, which is a formatting issue.

I am using Microsoft Word 97 to write this letter. Selecting the menu options: **Tools -> Bullets and Numbering...** causes the display of a dialog [*3] box to control the formatting of character prefixes for sentences consisting of "bulleted items". Among the choices are graphical characters (ex. filled circles), digits or letters. If it would relieve Mr. Nolan's concerns, the Company should feel free to replace the numeric digit characters with filled circles when including the Proposal in the Proxy Statement.

In the Resolution section of the 3Com 2000 Proposal one finds the phrase:

> *...to make all possible lawful efforts to implement and/or increase activity on each of the principles named above...* [emphasis added]

The 3Com proposal uses the plural form of the words "effort" and "principle".

Also note should be made of Rel 34-40018 (May 21, 1998) which states:

> *However, proposals relating to such matters but focusing on sufficiently significant social policy issues...generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant [*25] that it would be appropriate for a shareholder vote.* [emphasis added]

The Company's fundamental business engagement is that of an Energy Service Provider (ESP). There are both [*4] social and environmental issues related to engaging in the business of being a ESP. For example, if you are an ESP and your distribution system fails due to underinvestment in the respective asset, a nursing home could experience an unexpected and lengthy energy loss that could lead to failure of patient monitoring equipment that could lead to a premature death of a patient. An outpatient clinic could experience an unexpected energy loss such that a kidney dialysis machine would not operate and a person could die. I believe that most rational people would perceive these examples as a social issue.

Provisioning energy in an ala carte manner (the methodology the Company has historically used) results in higher living expenses for all people served. Using *cogeneration* to provision energy allows a customer to recognize fundamental synergies. These synergies can include reduced pollution and lower *overall* energy costs. Certainly the higher natural gas prices most of us have experienced during the winter heating season of 2000-2001 have imposed a significant hardship on many low income customers (both residential and small business) of all energy providers - including the Company's. [*5] Therefore I believe that the methodology of provisioning energy can be fundamentally perceived as a social issue.

2. The Proposal is under Wisconsin law...

I stand on my original argument: shareholder proposals offered under Rule 14a (which the Proposal is) are effectively *nonbinding* referenda, and therefore do not violate Wisconsin state law.

4. Virtually each of the proposals included...

I believe that my original rebuttal adequately addresses this objection. I just entered (11:33AM CT 9 Feburary 2001) the compound word "netmeter" into the search engine at the Company's website and got the same response I originally identified:

> **No documents matched the query "netmeter".**

5. The Company would lack the power or authority...

I find Mr. Nolan's argument here almost irrational. While certainly there are actions a company can take that are largely irreversible (ex. an asset sale), the *proposal* to do something (ex. *proposing* to build something) is certainly reversible.

6. The Proposal is impermissibly misleading...

In staying within the spirit and intent of Rule 14a, the Proposal makes an effort to not specify a certain technology. [*6] For example, the Proposal uses the phrases: *small scale cogeneration* and *phase change air conditioning* to identify families of technologies that would have significant, positive social and evironmental benefits to the Company's customers. For example, I believe that if the Proposal had specifically identified microturbines or fuelcells, it would have been in violation of Rule 14a.

Regarding (a.), all outages the Company's customers currently incur due to shortages of electricity can be considered "planned for" by the Company. This contingency is explicitly covered in the Company's current tarriff schedule, and the customer receives financial benefit by contractually agreeing *in advance* to curtail usage in the event a shortage of electricity occurs. These same customers receive no financial consideration when the distribution system fails.

Given these facts, and because of the 500 word limit, I will offer to amend the WHEREAS in question to read:

> WHEREAS tens of thousands of the company's customers have over the past several years experienced repeated multi-day power outages due to failing distribution equipment.

Regarding (b.), I will refer you to Exhibit [*7] (1), a press release dated 11 October 2000 from the Citizens Utility Board of Wisconsin (CUB) enumerating numerous objections to the Arrowhead project found in the final Environmental Impact Statement. Specifically,

> *According to the environmental statement, "The amount of land disturbed, the number of people affected, the level of human and social impacts on private and public property, and the potential damage to the natural environment are likely to be greater for the Arrowhead-Weston transmission project than for other system alternatives described (in the environmental statement).*"[emphasis added]

When I was very young - perhaps foretelling my destiny of a career in engineering - I pressed my Father for a clear definition of the phrases "a couple" and "a few". We agreed that going forward, "a couple" would mean "two", and "a few" would mean "three". It is reasonable to assume that a project that is 250 miles long will affect more than a "few" landowners.

Regarding (c.), one need only drive along the proposed routes of the 250 mile long Arrowhead project to view the literal signs that cast a negative light upon the Company in northwest Wisconsin. I take it from [*8] Mr. Nolan's letterhead that he is domiciled in Milwaukee (extreme southeast Wisconsin), and so does not frequently travel through northwest Wisconsin.

Regarding (d.), the fact that Mr. Weyers even mentioned a few employees in his Annual Meeting speech is indicative that the Arrowhead project is affecting employee morale. While it is difficult to provide an accurate quantification without accessing the Company's employee database, it has been my experience that the ESP business has a low incidence of the phenomena known as *job hopping.* IE. People who become employees of the Company - and its competitors - tend to stay in the employ of the Company for extended periods of time. It has been my observation that people in this situation tend to *not rock the boat* as it would reflect negatively on their relationship with their employer. Hence, the fact that Mr. Weyers would mention even a few employees is indicative to me as a shareholder of a that this sentiment held by more than a few employees. To interpret Mr. Weyers comments otherwise would be to intimate that Mr. Weyers is using those words only for effect, a.k.a. lying, which is an intimation I prefer *not* to make.
[*9]
Regarding (e.), I perceive that Mr. Nolan is questioning the accuracy of the figure of 4500 acres in the Proposal. I used the following methodology to arrive at the 4500 acre number:

Length: 250 miles = 5280 feet

Nominal width: 150 feet
Total impacted area: 198,000,000 square feet

Square feet per square mile: 27,878,400 (5280 x 5280)

Arrowhead "footprint": 7.10 square miles (198,000,000 / 27,878,400)

Acres in one square mile: 640

Arrowhead "footprint": 4545.45 acres (7.10 x 640)

I then rounded this number down to 4500 acres.

I got the 250 mile number from the Description section of following webpage which is sponsored by the Company:

http://www.powerupwisconsin.com/what.html

Power Up Wisconsin is a proposal to construct a 250-mile, 345-kilovolt electrical transmission line from Wausau, Wisconsin to Duluth, Minnesota. [emphasis added]

I arrived at the nominal width number by averaging the various corridor widths mentioned in the Environmental Impact Statements for the Arrowhead-to-Weston project. The text of these EISs are available at the Public Service Commission of Wisconsin's website for this project:

http://www.psc.state.wi.us/cases/05CE113/ind-case.htm
[*10]
Mr. Nolan also appears to have an issue with the word "permanent" in this WHEREAS. In an effort to be more accurate, I would offer to amend it to read:

> WHEREAS the majority of the approximately 4500 acres of pristine public and private lands within the Arrowhead-to-Weston corridor will normally be periodically defoliated with herbicide(s).

May I humbly note that the Commission is required by law to give special consideration to environmental questions. See *42 U.S.C.A. 4332.*

It is reasonable to assume that the lowest cost method for maintaining the corridor would be used. Current practice is to have a trained and licensed applicator spray a herbicide, or, herbicide "cocktail". Typically the applicator will be a third party contractor, not a direct employee of the Company. As I understand Wisconsin law in this situation, it is the landowner's responsibility to add verbiage to the easement agreement to request mowing instead of herbicide. Copies of the easement contracts will be domiciled at the Company's facility in Green Bay, WI. The contractor will likely not have copies of all easement contracts, and will be working hundreds of miles [*11] away from the Company's facility where the contracts are domiciled. If a landowner has added verbiage to the easement contract to request mowing instead of spraying, it likely will be the responsibility of the landowner to monitor the action of the contractor.

The landowner's easement will only cover the landowner's direct property. Imagine the landowner decides to convert the land use within an easement to organic farming and thus adds verbiage specifying mowing, while the adjacent landowners allow spraying. Organic farming practices typically specify that a buffer zone of approximately 300 feet either side of the landowner who requested mowing will be lost to production for organic farming to accommodate overspray or "wind carry" of the herbicide(s) applied to the adjacent land.

Regarding (f.), I believe that I have presented enough facts to justify the clause. Mr. Nolan refers to the Wisconsin Reliability Assessment Organization's report, which was released 14 June 1999. This report is available via the Internet at:

http://www.maininc.org/committees/wire-1.htm

Page 4 of this report includes the paragraph:

> *In order to achieve the benefits which construction* [*12] *of plan 3j would provide, it must be constructed in its entirety. For all of the plans presented, several significant additions or upgrades to the underlying transmission system are required. Notably, the Chisago - Apple River 230 kV project presently under regulatory review in Wisconsin and Minnesota is considered a critical requirement for all of the plans (except plan 5a, Chisago - Weston 345 kV). The Chisago - Apple River project is an integral system reinforcement and is also critical for local load serving. If transmission plan 3j ultimately is not constructed in its entirety, the WRAO has identified transmission plan 5b (Apple River - Weston 230 kV,) as an alternative.* [emphasis added]

As mentioned here, "3j" refers to the Arrowhead-to-Weston project. The Chisago - Apple River 230kV project will not be built. It has been truncated and downsized to 115kV, thus compromising the Arrowhead-to-Weston project, thus compromising the conclusions of the WRAO report.

Page 6 of this report includes the paragraph:

> *It should be recognized that the focus of the study effort described in this report was on the evaluation of transmission system expansion plans that relieve constraints* [*13] *on Wisconsin's transmission system. The alternative of attempting to relieve transmission constraints by constructing strategically placed generation integrated with minimal transmission development in lieu of major new transmission facilities was not evaluated. This generation/transmission approach was not evaluated because it introduces too much uncertainty in terms of producing a dependable solution to the state's transmission.* [emphasis added]

As I stated in my rebuttal dated 19 January 2001, there are 15 generation facilities currently in some phase of deployment within Wisconsin. This paragraph of the WRAO report clearly states that these generation facilities were not taken into consideration in the study.

In addition, a great deal of written correspondence can be found in *Attachement E - Stake holder Comments* of the WRAO report between Mr. Richard J. Suslick and various WRAO participants where Mr. Suslick questions the fundamental validity of the study due to the assumption.

Regarding (g.), I refer to the WRAO report, Attachment E, Stakeholder Comments, page two of correspondence dated 4 August 1998 from Mr. Richard Suslick to Mr. David Barger where Mr. Suslick [*14] states:

> *It is quite clear from the minutes that there is zero excess generation anywhere.* [emphasis added]

I also stand by my previous observation that Mr. Nolan fails to enumerate any such offers.

Regarding (h.), I refer to the comments at (6) earlier in this rebuttal.

<u>7. The Proposal is designed to result...</u>

This is conjecture on the part of Mr. Nolan of the kind I described in my previous rebuttal. Again, the Arrowhead project - as currently proposed - does not intersect or abut any real property that I own, co-own, or have any interest in. What interests I do have lie with maximizing the return on my investment in over 1000 shares of the Company's common stock by grasping the enormous opportunities before it in a morally responsible way.

In keeping with traditions, I shall also offer to replace the word "management" with the phrase "Board of Directors" in the following THEREFORE paragraph of the proposal.

I apologize for the length of this letter, but I continue to believe that it is in the Company's and my fellow shareholders best interests that the Proposal be included in the Company's proxy statement and proxy for the Company's 2001 Annual Meeting.
[*15]
If you would like to contact me directly, please try the phone numbers listed below.

Sincerely,

Phillip F. Fuhlman

INQUIRY-2: FOLEY & LARDNER

ATTORNEYS AT LAW

FIRSTAR CENTER

777 EAST WISCONSIN AVENUE

MILWAUKEE, WISCONSIN 53202-5367

TELEPHONE (414) 271-2400

FACSIMILE (414) 297-4900

WRITER'S DIRECT LINE

414-297-5672

EMAIL ADDRESS

mnolan@foleylaw.com

February 1, 2001

VIA FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to WPS Resources Corporation by Phillip F. Fuhlman

Ladies and Gentlemen:

WPS Resources Corporation (the "Company") does not desire to belabor the issues raised in its letter of December 26, 2000 respecting the shareholder proposal submitted by Mr. Fuhlman (the "Proposal"), but believes that a brief response to Mr. Fuhlman's letter of January 19, 2001 is appropriate. Accordingly, the Company submits the following for your consideration:

1. The Proposal violates the limitation on the number of proposals that a shareholder may submit at a single meeting (Rule 14a-8(c)).

The Proposal violates Rule 14a-8(c) because it is in fact eight separate and distinct proposals. To [*16] support the claim that the Proposal is a single proposal, Mr. Fuhlman cites to 3Com Corporation's 2000 Proxy and its inclusion of a shareholder proposal to endorse and implement a statement of principles concerning operations in China. However, the Proposal is unlike the 3Com proposal because the Proposal asks the management of the Company to consider implementing eight separate and distinct plans, not a single plan.

That Mr. Fuhlman has included his list of proposals under a single "therefore" clause is not sufficient to make the eight proposals comprising the Proposal a single proposal. See Drexler Technology Corp. (June 14, 1999) (a shareholders' submission of five proposals by having four family members and friends each submit a proposal in addition to his proposal violated Rule 14a-8(c)). Thus, the Company may properly exclude the Proposal under Rule 14a-8(t) because it violates the one proposal limitation in Rule 14a-8(c).

2. The Proposal is, under Wisconsin law, not a proper subject for action by shareholders, and therefore, is excludable under Rule 14a-8(i)(1).

The Company reiterates that under Wisconsin law decisions as to service reliability, billing, use of new technology, [*17] manufacturing activities and the construction of transmission facilities are matters left to the determination of the Company's board of directors (see Miller v. Bristol-Meyers Co., 168 (*Wis. 2d 863, 485 N.W. 2d 31,* 1992 Wise. LEXIS 332), and a shareholder proposal (whether it is phrased in mandatory or precatory language) respecting these matters is inappropriate. The issue is not one respecting first amendment rights, but of the right and power to manage corporate affairs. Under Wisconsin law this right and power rests with the board of directors, and shareholders are involved only in certain limited aspects in the operation of a company. Shareholder involvement in the operation of a company does not include the ability to direct how the board of directors is to exercise its right and power to manage corporate affairs by mandating the actions the board must take or even the actions the board must consider taking.

Thus, the Proposal is not a proper subject for action by shareholders in Wisconsin, and the Company may properly exclude the Proposal under Rule 14a-8(i)(1).

3. The Proposal deals with matters relating to the conduct of the ordinary business [*18] operations of the Company and its subsidiaries and, therefore, is excludable under Rule 14a-8(i)(7).

To support the claim that the Proposal does not violate Rule 14a-8(i)(7), Mr. Fuhlman cites to the 3Com proposal, but the 3Com proposal relates primarily to human rights issues, which are arguably significant social policy issues. However, the Proposal does not primarily relate to social policy issues (significant or otherwise), but to ordinary business matters. Nor are any applicable social policy issues sufficiently transcendent to offset the board of directors' fundamental right and power to conduct the ordinary business operations of the Company. See *Wal-Mart Stores, Inc.* (March 15, 1999); *Kmart Corp.* (March 12, 1999); *Chrysler Corp.* (February 18, 1998) and *Unisys Corp.* (February 19, 1993).

The Company reiterates that each of the eight proposals comprising the Proposal clearly relates to the ordinary business operation of the Company. See *Northern States Power Company* (February 11, 1998); *Long Island Lighting Co.* (February 19, 1980); and *Duke Power Co.* (March 8, 1984). Since the Proposal relates to ordinary business matters, the Company may properly [*19] exclude the Proposal under Rule 14a-8(i)(7).

4. Virtually each of the proposals included in the Proposal have already been implemented by the Company and its subsidiaries and, therefore, the Proposal "to consider implementing some or all of them" is excludable under Rule 14a-8(i)(10).

The Company reiterates that virtually each of the eight proposals have been implemented and therefore "some or all" of them have already been considered by the management of the Company. Other than indicating his dissatisfaction with the extent or nature of the implementation (which we submit is irrelevant to the question), Mr. Fuhlman's response does not challenge the Company's statement; and, in fact, Mr. Fuhlman's response all but confirms that some or all of these proposals have already been considered.

5. The Company would lack the power or authority to implement the primary objective of the Proposal and, therefore, the Proposal is excludable under Rule 14a-8(i)(6).

The Company reiterates that it would lack the power or authority to implement the primary objective of the Proposal, and Mr. Fuhlman's response does not suggest otherwise. Thus, the Company may properly exclude the Proposal under [*20] Rule 14a-8(i)(6).

6. The Proposal is impermissibly misleading and vague and, therefore, is excludable under 14a-8(i)(3).

a. The Company continues to assert that it is false to state that the Company's customers have experienced no power outages due to electric shortages. In fact, the Company's customers have experienced power outages due to electric shortages, and to state otherwise is false.

b. The Company continues to assert that it is misleading to state that the proposed transmission "has imposed significant negative affects upon the lives and livelihoods of thousands of people." The mere fact the Company has contacted people that may potentially be affected landowners does not mean that the proposed transmission line has had any kind of negative impact on them or any other person, and to state otherwise is misleading.

c. The Company continues to assert that it is misleading to state that the transmission line project is "casting a negative light upon the Company." It is true that some oppose the proposed transmission line, but many also support the proposed transmission line. Further, it is inappropriate to conclude that all who oppose the project also have a negative [*21] opinion of the Company. Thus, it is misleading to assert that the transmission line project is casting a negative light on the Company.

d. The Company continues to assert that it is misleading to state that the transmission line project is negatively impacting employee moral. Mr. Fuhlman cites remarks made by Mr. Weyers, but Mr. Weyers indicates that there are only a few employees who are concerned about the project. Further, it is inappropriate to conclude that the concern that a few employees have expressed has impacted the morale of those particular employees or any other employees. Thus, it is misleading to suggest that the proposed transmission line is negatively impacting employee morale (there is even indication that the proposed transmission line will improve employee morale).

e. The Company continues to assert that it is misleading to state that the transmission line project will result in permanently defoliating approximately 4500 acres. The project will not result in complete or permanent "defoliation" of the right-of-way, and to suggest otherwise is misleading.

f. The Company continues to assert that it is misleading to state that "thousands of candidate miles of [*22] existing transmission facilities . . . could be incrementally upgraded" to provide comparable transmission facilities that are more reliable. In fact, the Wisconsin Reliability Assessment Organization has indicated that the transmission line project, not upgrading existing facilities, is the best solution with respect to reliability and other considerations, and to suggest that upgrading existing facilities is more reliable is misleading.

g. The Company continues to assert that it is false to state that there is "little or no spare generation capacity with which to charge" the proposed transmission line. In fact, there is generation capacity with which to charge the proposed transmission line, and to suggest otherwise is false.

h. The Company continues to assert that the Proposal is impermissibly vague. A proposal is impermissibly vague when "neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Co.* (July 30, 1992). The Proposal does not make it clear what measures are to be taken, or what [*23] method is to be used, in considering some or all of the eight proposals comprising the Proposal.

The Company may properly exclude the Proposal under Rule 14a-8(i)(3) because it contains impermissibly misleading and vague language.

7. The Proposal is designed to result in a benefit to Mr. Fuhlman or to further a personal interest of Mr. Fuhlman and, therefore, is excludable under Rule 14a-8(i)(4).

The Company continues to assert that the Proposal is designed to further Mr. Fuhlman's personal interest as a potential affected landowner. Thus, the Company may properly exclude the Proposal under Rule 14a-8(i)(4).

For the reasons set forth above, the Company continues to believe that it may omit the Proposal from its proxy statement and proxy for its 2001 Annual Meeting.

In the event that the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response. If you would like to contact us directly, please call the undersigned at (414) 297-5672.

Sincerely,

FOLEY & LARDNER

By Michael S. Nolan

INQUIRY-3: Phillip F. Fuhlman

WPS Shareholder

521 Kelly Drive

Golden Valley, MN 55427 [*24]

TEL: 763-595-0200

FAX: 763-595-8340

19 January 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE: Shareholder Proposal Submitted to WPS Resources Corporation by Phillip F. Fuhlman

Ladies and Gentlemen:

This writing is my response to the submission dated 26 December 2000 by one Michael S. Nolan, Esq. Foley & Lardner, to the Securities and Exchange Commission on behalf of WPS Resources Corporation (the "Company"), regarding the shareholder proposal (the "Proposal" - Exhibit 1) I submitted to the Company dated 16 November 2000 requesting the Company to include the Proposal in the Company's Proxy Statement for its 2001 Annual Meeting of Shareholders, which the Company is seeking to exclude from said Proxy. Enclosed herewith is a copy of the Proposal (Exhibit 1). It is my understanding that you are in receipt of Mr. Nolan's submission.

As required by Rule 14a-8(j)(2) under the Exchange Act, I am furnishing herewith six copies each of this writing. In this writing, I shall try to organize my responses so as to be consistent the organization of Mr. Nolan's submission.

1. Mr. Nolan writes: **The Proposal violates the limitation on** [*25] **the number of proposals that a shareholder may submit at a single meeting.**

I believe that the Proposal is consistent with Rule 14a-8(j), which states that each shareholder may submit one proposal per proxy cycle, with a length limit of 500 words. Rule 14a-8(j) specifies no other constraints or recommendations governing the formatting of a shareholder proposal. I have submitted only one proposal to the Company, which contains less than 500 words. Hence I believe that I am in compliance with both the spirit and intent of Rule 14a-8(j).

I support my position by referring you to Exhibit 2, a shareholder proposal that was included in the 3Com Corporation's 24 August 2000 Proxy. You will please note that it was formatted in a manner consistent with the Proposal here in question.

2. Mr. Nolan writes: **The Proposal is, under Wisconsin law, not a proper subject for action by shareholders under Rule 14a-8(i)(1).**

Per Rule 14a, all shareholder proposals are *nonbinding* referenda. This means that even if a majority of shareholders *did* vote in favor of the Proposal, the Company has no compelling legal requirement to act on the Proposal. Given the nonbinding nature of [*26] Rule 14a, no shareholder has any legal standing to force the Company to comply with the Proposal. Therefore it is logical to assume that since the Proposal is submitted under Rule 14a, the Proposal *is by default* in compliance with Wisconsin statue 180.0801.

I do not believe that the intent of Wisconsin state statue 180.0801 was to suppress the first amendment right of shareholders. Indeed if the intent of the statue were. as Mr. Nolan interprets it, it is my belief that virtually all businesses domiciled within the United States would be immediately reincorporated within the state of Wisconsin, if for no other reason than - by Mr. Nolan's interpretation - the aforementioned statue would act as a near total suppressant to all shareholder abilities to comment on virtually any and all activities a business pursues.

3. Mr. Nolan writes: **The Proposal deals with matters relating to the conduct of the ordinary business operations of the Company and its subsidiaries and is excludable under Rule 14a-8(i)(7).**

Again I refer to Exhibit 2 - the 3Com Proposal. The 3Com Proposal deals with employment activities, one of the most fundamental issues any company deals with.

4. [*27] Mr. Nolan writes: **Virtually each of the proposals included in the Proposal have already been implemented by the Company and its subsidiaries - a further indication that the proposals relate to ordinary business operations. Rule 14a-8(i)(10) authorizes the omission of a proposal if the Company has already substantially implemented the proposal.**

A. Chronic high outage areas. The operative word here is *chronic.* A review of the Company's news releases dealing with service outages (Exhibit 3 from the Company's website) shows that they are recurring in the roughly the same general areas, and continue to span multiple days.

B. Tariffs for parallel generation. Buried in a tariff book, this material is virtually inaccessible (literally or intellectually) to the average customer of the Company. I recently used the Company website search engine to search on the string "netmeter", I received the message:

No documents matched the query "netmeter".

which is clearly indicative that this information is *not* readily accessible to a customer at the Company's website.

The major benefit of a website to a business is that it allows for a high degree of self service by a customer [*28] so as to drastically reduce the costs associated with the customer having to make actual contact with a Company representative. The following reports identify customer access to forms, technical requirements such as equipment disconnects and insurance information as paramount to customer satisfaction on this issue.

Making Connections Case Studies of Interconnection Barriers and their Impact on Distributed Power Projects - Aldeffer, et al; May 2000; NREL, United States Department of Energy

Connecting to the Grid- Third Edition 2000; Larson, et al; DE-FGOl-99EE3 5084

Report to the Legislature on the Development of Distributed Electric Generation in the State of Wisconsin; Public Service Commission of Wisconsin; Dec 2000; 05-EI-122

Exhibit 4 is the sample a one page form from Larson, et al for Netmetering (therefore available in electronic form at no cost to the Company) that the Company could literally copy, add its name to and publish on the Company website.

C. Reference to Public Service Commission of Wisconsin Rule l-AC-183 promulgated 15 January 1999, now in place for over two years. Mr. Nolan writes, "*WPS Power Development, Inc. ("PDI") and WPS Energy* [*29] *Services, Inc. ("ESI"), nonregulated energy subsidiaries of the Company, are actively pursuing co-generation opportunities in Wisconsin utilizing the additional flexibility provided by the broader exemption and are in ongoing discussions with a number of entities.*"

It would seem that if this were a tangible statement, given that over two years have passed since Rule 1-AC- 133 were made available by the Public Service Commission of Wisconsin, several agreements would have been announced by now, as announcements on this subject are a high profile in Wisconsin (Exhibit 5, Madison Gas & Electric and University of Wisconsin). I can find no similar announcements by the Company.

D. Mr. Nolan writes, "*WPSC has over the years pursued similar opportunities and is currently testing micro-turbine applications.*"

The Company has recently added a section to its website dealing with a microturbine experiment it is performing as a subcontractor of EPRI (Electric Power Research Institute) that commenced in May of 2000. There are some questions with the verbiage of the website. For example (Exhibit 6), the Company there states:

Currently, Public Service has no rules in place for [*30] *interconnecting with these forms of generation, and, therefore, would have to work closely with any customer in the installation of these devices.*

This statement is in conflict with the fact that the Company has facilitated the interconnection of many SolarWise photovoltaic solar electric systems at schools in its service territory (a program funded through customer contributions). Intellectually, the interconnection of a customer sited electric generation facility is agnostic relative to the method of generation. Intellectually, issues related to interconnecting these facilities with an existing distribution grid are driven by the capacity of the customer sited generation facility, not the generation methodology. The major concern is that the customer sited generation system does not cause a failure of the transformer component in the distribution grid that connects the customer's load to the grid. If the customer's generation equipment output is too large, it could cause a transformer failure. But under normal conditions, a customer's generation equipment will be sized to closely match the respective load profile, which is the same characteristic that influences the transformer [*31] sizing.

Exhibit 4 enumerates the dominant existing interconnection standards: IEEE 929, and UL 1741. The NEC (National Electric Code) also enumerates several interconnection standards (ex. NEC 690 and 705).

E. Phase change air conditioning technologies. Mr. Nolan writes that, "... *WPSC has worked with customers on these and related technologies as part of its demand side management effort.*" As these technologies are capable of literally reducing a customer's air conditioning related electrical energy expenditures by half According to the Wisconsin Department of Administration's state Energy Report, Wisconsin's electric requirements peak in the summer due to air conditioning. Therefore it would be logical to conclude that any application of these technologies in the Company' service territory would be very high profile. I can find no mention of them in the Company's new index on its website.

Perhaps Mr. Nolan can provide a citation for this activity in the 1999 Annual Report, or, a press release of some kind.

F. Joint ventures with manufacturers, ... sufficient manufacturing capability exists.

The most recent Wisconsin Department of Education facilities survey counts [*32] approximately 1600 public school buildings in Wisconsin. Of these, approximately 800 rate their heating, ventilation and air conditioning (HVAC) systems between Adequate and Replace. These 800 buildings could experience a significant increase in energy efficiency by switching from their present ala carte energy usage to a cogeneration based integrated approach.

The schools could realize this increase in energy efficiency with technology available today by replacing their existing boiler/furnace systems with microturbine based cogeneration systems.

To upgrade all 800 buildings would require between 3200 and 4800 microturbines. Arguably the leading manufacturer of this technology is a company named Capstone Microturbines. Capstone just shipped it's 1000th unit in November of 2000 (Exhibit 7). At this rate of manufacture, it could take virtually 100 percent of Capstone's production over a four year period to upgrade just half of Wisconsin's public school buildings with this technology. It seems obvious that there is *not* sufficient manufacturing capacity to satisfy this demand.

Given the state of Wisconsin's willingness to subsidize manufacturing coupled with the Company's close [*33] working relationship with both the Executive and Legislative branches of the state, large subsidies might be easily available. For example, the state of Wisconsin just played a major role in CNH securing $ 6,000,000 for plant modernization for a facility in Racine, WI. A factory that builds tractors that, as some might say nobody wants to buy, hence the need for the subsidy.

Regarding small scale phase change air conditioning technologies, research suggests that the current technologies in this arena are currently scaled to serve large office buildings multi-building complexes. Given the performance of these systems on a large scale, research further suggests that there is a market opportunity in the residential / small commercial end of the market. This opportunity could be addressed by entering into a joint venture with Manitowoc Industries, arguably the world's leading manufacturer of icemaking machines (the kind found in hotels and restaurants). Manitowoc Industries is virtually a stone's throw from the Company's headquarters.

5. Mr. Nolan writes: **The primary purpose of the Proposal appears intended to question the need for and location of the proposed Arrowhead to [*34] Weston high voltage power line and Proposal 8 bears directly on this matter.**

The Arrowhead to Weston project Mr. Nolan mentions has become an intractable problem for the Company within Wisconsin (Exhibit 8). This is not my doing, it is the Company's.

6. Mr. Nolan writes: **The Proposal violates the proxy rules in that it contains statements which are materially false or misleading in violation of Rule 14a-9.**

I shall repeat Mr. Nolan's assertions and attempt to provide substantiations.

(a) The first clause of the recitals states that the Company's customers have experienced no power outages due to electric shortages...

This clause attempts to compare and contrast total service outages incurred by customers of the Company due to underinvestment by the Company in the Company's distribution grid versus total service outages incurred by customers of the Company due to the underinvestment by the Company in developing electric supply resources.

A simple count of the entries in Exhibit 3 shows that unplanned total service outages due to distribution grid failures significantly outnumber planned outages due to lack of electric supply.

As described by Mr. Nolan, [*35] the planned service interruptions due to insufficient electric supply only affect residential air conditioners, typically span a few hours and have been a normal part of the Company's standard operating procedures for what I believe to be at least ten years. Compare and contrast this with the unplanned failures in the distribution grid, several of which span multiple days, leaving customers with no electricity to such an extent that the Company even provided free dry ice on one occasion during the summer of 2000 (Exhibits 9A and 9B).

In exchange for occasional voluntary interruption of residential air conditioning service, the customer knows they will be compensated with a reduction in their electric rates. But if that same customer has service interrupted for multiple days due to physical failure of the distribution grid, the customer risks uncompensated loss of property (ex. food spoilage in refrigerators and freezers).

It is logical to assume that these unplanned outages due to repeated failure of the Company's distribution grid reflect poorly on the Company.

(b) The third clause of the recitals states that the Arrowhead to Weston transmission line "has imposed significant [*36] negative affects upon the lives and livelihoods of thousands of people within the proposed route area."...

The Company's website (http://www.powerupwisconsin.com) on the Arrowhead to Weston proposal states that over 7000 affected landowners have been contacted about potentially being in the path of this project. Therefore, given the Company's own statement, I believe that the clause is in fact true.

In fact, as a result of the magnitude of the proposed project, 250 miles long through eleven counties, the Public Service Commission of Wisconsin conducted *nine days* (and seven nights) of public hearings on this project between 28 November 2000 through 8 December 2000. The Public Service Commission of Wisconsin collected 3105 pages of public testimony during the hearings.

(c) The Company questions the correctness of the statement in clause four of the recitals that the Arrowhead to Weston transmission line project is "casting a negative light upon the Company."...

In an effort to be informed on this issue, I recently reviewed the Wausau public hearing transcripts. Wausau is in the Company's service territory. In fact, Weston - the announced terminus of the proposed [*37] project - is virtually a suburb of Wausau, and is home to a significant amount of the Company's physical assets. The Company has a large power plant complex in Weston, and so the Wausau area is home to a large number of the Company's employees. There were two pages of names listed as "in favor" of the proposed project, and seven pages of names listed as "against" the project.

(d) The Company is aware of no basis for the assertion in clause five of the recitals that the Arrowhead to Weston Project is negatively impacting employee morale...

Please refer to Exhibit 10, the transcript of Mr. Larry Weyers' (CEO of the Company) speech at the Company's 2000 Annual Meeting. The support for the clause can be found on page 3 of Mr. Weyers remarks (marked).

(e) The statement in the sixth clause of the recital that the project will result in permanently defoliating approximately 4,500 acres is highly speculative...

This estimate comes from the Environmental Impact Statement published by the Public Service Commission of Wisconsin detailing the proposed project. Normal construction practices dictate that virtually all vegetation will be removed from the corridor (this is [*38] known as defoliation) and then reseeded with grasses. On an annual basis, maintenance of the right-of-way would consist of spraying with herbicides by properly trained and licensed applicators, unless the landowner objects in writing in which case it will be mowed.

To date it is unclear whether a single "no spray" petition by the landowner will be adequate to insure a "no spray" policy in perpetuity, or, if the landowner will need to make a "no spray" petition on an annual basis.

Mr. Nolan's assertion that the project would use "existing rights-of-way" is an obsfuscative term that is frequently heard in conjunction with the project. The fact is that as proposed, the project will likely use less than two percent of existing rights-of-way.

The only place where true right-of-way reuse can occur is if the new 345KV line is double circuited with an existing line (on the same pole). Chances of this happening are slim. For example, in Sawyer County where some "double circuiting" with a 69KV line may be possible, the owner of the existing 69KV line - Xcel Energy - is a competitor of the Company. Xcel has stated that if the Public Service Commission of Wisconsin requires the reuse of [*39] its existing right-of-way and the attendant double circuiting, the Company will be required to upgrade Xcel's existing 69KV line to a 161KV line, at the Company's expense. This will likely not be done on the same tower, so the Company will be forced to basically acquire new parallel right-of-way.

In the interests of completeness, let's examine the claim of reusing an existing candidate railroad right-of-way, which has been in place for at least 75 years and is fully naturalized into its surroundings (carrying from zero to ten trains per day). The Company's proposal requires a right-of-way that averages 150 feet in width. The existing railroad (a single track set) right-of-way averages 75 feet in width. Obviously, from this alone you should realize that the railroad corridor's width would have to be doubled.

Most logical people quickly realize that even if you doubled the width of the railroad right-of-way, you cannot put a transmission tower in the middle of a railroad track. In fact, the railroad requires a significant "derailment zone" on both sides of the track, free and clear of any and all obstructions. This means that virtually the entire 150 foot right-of-way for the Company's [*40] project needs to be outside the existing railroad right-of-way. Therefore may I humbly suggest that a new 150 foot power line right-of-way - just because it exists parallel and adjacent to the existing railroad right-ofway - makes the use of the term "use existing rights-of-way" an obsfucation.

(f) The statement in the seventh clause recites that "thousands of candidate miles of existing transmission facilities that could be incrementally upgraded" to provide...

There are 11447 miles of transmission lines in Wisconsin (source: Public Service Commission of Wisconsin, current as of 12 January 2001). The following bar char provides a break down of those miles by "Voltage Class". I believe this information substantiates the clause.

[SEE CHART IN ORIGINAL]

(g) The ninth clause of the recitals state that there is little or no spare generation capacity with which to charge the Arrowhead to Weston transmission line."..."

It is difficult to respect Mr. Nolan's assertion since he provides no substantiation for his claim of offered contracts. It is my understanding that there are approximately 15 power plants currently proposed or under construction in Wisconsin at the present [*41] time. It is also my understanding that the Company's proposed Arrowhead to Weston project is the only significant electric transmission line currently under evaluation by the Public Service Commission of Wisconsin for a CPCN. It would seem that if there were adequate electric capacity in Wisconsin, there would not be 15 power plants proposed or under construction.

> **(h) The proposal is false and misleading in violation of Rule 114a-9 because it is confusing, vague and indefinite...**

Given Mr. Nolan's verbiage and previous statements, I can only assume that perhaps Mr. Nolan was a bit tired and frustrated when he thought to include this paragraph. It is my perception that the spirit of Rule 14a requires the proposee to use a distinct shade of gray with a fairly broad brush.

> 7. Mr. Nolan writes: **The Proposal in general and Proposal 7 in particular is designed to result in a benefit to Mr. Fuhlman or to further a personal interest of Mr. Fuhlman which is not shared by the other shareholders at large, and the Proposal may be excluded from the Company's proxy materials for its 2001 annual meeting.**

Further Mr. Nolan states, *During the public hearings, other Company* [*42] *shareholders testified in favor of the project.* Unfortunately, in his statement Mr. Nolan does not enumerate *any* of the names of the shareholders he claims to have testitifed in the affirmative for the proposed project. I made substantial effort to try and ascertain the names of these shareholders by reading the 3105 pages of testimony collected by the Public Service Commission of Wisconsin during the public hearings conducted between 28 November 2000 and 8 December 2000 (the transcripts were not available to me in electronic form). The only Company shareholder that I could come close to identifying was a Mr. Robert Walraven (page 1506 - 1507 1 Dec 2000 7PM session in Wausau, WI), who described himself as a retired division manager for the Company. In the transcript, Mr. Walraven - while under oath - was asked if he is a shareholder. Unfortunately, per the transcript, his answer to the straightforward question of "are you a shareholder" was not recorded as copious other banter ensued.

For the record, none of the Arrowhead to Weston routes currently described in the Environmental Impact Statement published by Public Service Commission of Wisconsin intersect or abut any real [*43] property that I currently have either direct or indirect interest in.

I try to follow the renowned investor Peter Lynch's suggestion that the individual investor "invest in what you know". There has been at least one electric energy stock in my personal portfolio for almost all of the twenty years that I have been an individual investor. I currently own at least 100 shares in eight electric energy companies. I currently own over 1000 shares of the Company's common stock, which at the close of trading 19 January 2001 had a value just under 36000. I have no interest in committing financial suicide.

Because I am a common stock shareholder of the Company and because I co-own real property in Northwest Wisconsin, I have become acutely aware of the proposed Arrowhead to Weston project. The vast majority of the Arrowhead to Weston project (Exhibit 11) is outside the Company's traditional service territory (Exhibit 12).

Strange as it may seem, from an electric grid standpoint, Wisconsin is divided into two distinct regions. The Company's Wisconsin operations are primarily in the (north)east region of Wisconsin. The vast majority of the project is in the (north)west region of Wisconsin. [*44] In many respects, these two regions are as diverse as night and day. It is my belief that because the Company is not familiar with the northwest region of Wisconsin, it was simply ignorant of the risks before it proposed the project.

It is my observation that should the Company continue to pursue the project, it will become needlessly embroiled in court action for years to come. In fact, the Company has acknowledged that it anticipates a similar situation. This will likely only result in the significant accumulation of negative intellectual capital by the Company and attendant legal expenditures by the Company. During this time, the Company's underinvestment in its existing service territory will continue to expose its customer base to more unplanned multiple day outages, and the resulting loss of revenue while needlessly exposing field service employees to hazardous work conditions. It will needlessly expose the Company's customer base to erosion by the disruptive effect of emerging distributed generation technologies.

In 1980 I received a Bachelor of Science degree in Manufacturing with an emphasis in Mechanical Design. Having come of age during the energy crisis that was such [*45] a part of the 1970's, I had the opportunity to do a great deal of research during my undergraduate years on the subject of energy, particularly electricity. In the ensuing years I have endeavored to continue to follow developments in the various industries associated with electric energy, predominately in an effort to be an educated individual investor.

Professionally, I have spent 20 years employed in the software development industry. During this time I have personally experienced the rise of five unique computing paradigms, and the fall of three of them. I believe I can recognize a technology changeover, and I see one coming to the Electric Service Provider (ESP) business in which the Company operates. The Company's baby steps with microturbines are a confirmation that it knows something is out there, too. My observation as an investor is that the only thing saving the ESP business from being overrun this technology changeover (like minicomputers were by PCs) is the fact that the business is so heavily regulated. From my professional experience the importance of securing *firstmover* advantage in a new marketplace is paramount. Investments that yield significant negative capital [*46] frequently create barriers that prevent companies from grasping this advantage.

Unfortunately, Mr. Nolan's observations on page eight regarding my motivations demonstrate the almost Commander Queeg n1 like paranoia that seems to be directed at anyone who questions the Arrowhead to Weston proposal. I believe that the effort the Company is making to exclude the Proposal represents a manifestation of this paranoia.

n1 The character of Lieutenant Commander Queeg, a Navy ship commander, was played by Humphrey Bogart in the 1954 movie *The Caine Mutiny.* Already "tightly wound", a contrived incident on the ship involving the disappearance of some strawberries drove Commander Queeg to such distraction that he put his hsip at risk. A military hearing was held that revealed the declining state of Commander Queeg's mental health in a public manner that brought embarrassment upon all involved.

I hope that in light of the information I have provided, the Securities and Exchange Commission will issue a no action letter so the Proposal can be properly included in the Company's Proxy Statement for its 2001 Annual Meeting of Shareholders. If you have any questions, please do not hesitate [*47] to contact me at the phone number I have listed below.

Sincerely,

Phillip F. Fuhlman

INQUIRY-4: FOLEY & LARDNER

ATTORNEYS AT LAW

FIRSTAR CENTER

777 EAST WISCONSIN AVENUE

MILWAUKEE, WISCONSIN 53202-5367

TELEPHONE (414) 271-2400

FACSIMILE (414) 297-4900

WRITER'S DIRECT LINE

414-297-5672

EMAIL ADDRESS

mnolan@foleylaw.com

December 26, 2000

VIA HAND DELIVERY

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal Submitted to WPS Resources
Corporation by Phillip F. Fuhlman

Ladies and Gentlemen:

On behalf of WPS Resources Corporation, a Wisconsin corporation (the "Company"), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") we hereby request confirmation that the Staff of the Division of Corporate Finance will not recommend any enforcement action if in reliance on certain provisions of Rule 14a-8, the Company excludes a proposal (the "Proposal") submitted by Phillip F. Fuhlman from the proxy statement and form of proxy for the Company's 2001 Annual Meeting of Shareholders. The Company has received a letter dated November 16, 2000, from Phillip F. Fuhlman requesting that [*48] the Company include the Proposal in the Company's Proxy Statement for its 2001 Annual Meeting of Shareholders. Enclosed herewith is a copy of Mr. Fuhlman's letter and the Proposal.

As required by Rule 14a-8(i)(2) under the Exchange Act, we are furnishing herewith six copies each of the Proposal and this letter which state the reasons why the Company considers the omission of the Proposal to be appropriate and which include our opinion in support of such omission. To the extent that this letter relates to matters of law, this letter should be deemed to be the supporting opinion of counsel required by Rule 14a-8(i)(2)(iii) under the Exchange Act. Concurrently herewith a copy of this letter is being sent by certified mail, return receipt requested, to Mr. Fuhlman. Within 14 days of receipt of Mr. Fuhlman's r letter, the Company sent to Mr. Fuhlman a letter stating the Company's views that the Proposal failed to comply with the single proposal requirement of Rule 14a-8(c) and notifying him that the Company intended to omit the Proposal from the proxy materials for its 2001 annual meeting for various reasons to be subsequently elaborated upon. A copy of this letter and Mr. [*49] Fuhlman's response are enclosed herewith.

The Company submits that the Proposal may be excluded from the proxy statement and proxy for its 2001 Annual Meeting of Shareholders for the following reasons:

1. The Proposal violates the limitation on the number of proposals that a shareholder may submit at a single meeting.

Rule 14a-8(c) under the Exchange Act provides that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." The Proposal is in fact eight distinct proposals.

2. The Proposal is, under Wisconsin law, not a proper subject for action by shareholders under Rule 14a-8(i)(1).

Rule 14a-8(i)(1) authorizes the omission of a proposal and any supporting statement if the proposal is not a proper subject for action by security holders under the laws of the registrant's domicile. Section 180.0801 of the Wisconsin Business Corporation Law provides that "all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of its board of directors, subject to any limitation set forth in the articles of incorporation. *Miller v. Bristol-Meyers Co., 168 Wis 2d 863, 485 N.W. 2d 31, 1992 Wisc. LEXIS 332.* [*50] Under Wisconsin law, shareholders of a corporation are to be involved only in certain limited aspects of a corporation's operations, e.g., elections of directors, approval of mergers and similar transactions and corporate dissolution. Decisions as to service reliability, billing, use of new technology, manufacturing activities and the construction of transmission facilities are matters left to the determination of the Company's board of directors under Wisconsin law. No provision of the Company's articles of incorporation alters this result. Even if the Proposal were viewed as merely a request, it involves specific aspects of the management of the business operations of the Company. Whether the nature of a proposal, mandatory or precatory, affects its includability is solely a matter of state law. Release No. 34-20091, Fed. Securities Law Report (CCH) P83,417 (August 16, 1983). We are not aware of any decision suggesting that Wisconsin law looks otherwise than to the subject matter of a shareholder proposal or holds that a precatory format will transform any matter within management's exclusive province into a proper subject for shareholder action.

3. The Proposal deals with [*51] matters relating to the conduct of the ordinary business operations of the Company and its subsidiaries and is excludable under Rule 14a-8(i)(7).

Under Rule 14(i)(7), a proposal dealing with a matter relating to the conduct of the ordinary business operations of the Company may be omitted from the Company's proxy materials. The Commission has stated that the policy underlying the ordinary business exclusion is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the stockholders. The basic reason for this policy is that it is manifestly impractical in most cases for the stockholders to decide management problems at corporate meetings." Hearing on SEC Enforcement Problems Before the Subcommittee of the Senate Committee on Banking and Currency, 85th Congress, 1st Session, part 1, at 119 (1957), reprinted in part in Release 34-19133, p. 47 (October 14, 1982).

Each of the eight proposals embodied in the Proposal clearly relates to ordinary business operation of the Company and its subsidiaries. The Company is a holding company whose subsidiaries provide products and service in both regulated [*52] and non regulated energy markets. Identification of chronic high outage areas, prompt restoration of reliable electric service, billing practices, improvement of customer energy efficiency, development of co-generation facilities and joint ventures and the elimination of the electric transmission constraints impacting eastern Wisconsin have long been and will continue to be part at the core of the ordinary business operations of the Company's utility and non utility subsidiaries. The primary thrust of the Proposal relates to the construction and location of a high voltage transmission line which are matters involving ordinary business decisions. Northern States Power ('ompany (February 11, 1998). Long Island Lighting Co. (February 19. 1980). Proposals 4 through 7 involve the deployment of technology, also a matter involving ordinary business decisions. Duke Power Co. (March 8, 1984).

For the foregoing reasons, the Company intends to omit the Proposal from its 2001 annual meeting proxy materials on the basis that the Proposal relates to the Company's ordinary business operations.

4. Virtually each of the proposals included in the Proposal have already been implemented by the Company [*53] and its subsidiaries - a further indication that the proposals relate to ordinary business operations. Rule 14a-8(i)(10) authorizes the omission of a proposal if the Company has already substantially implemented the proposal.

. Proposal 1 - The electric distribution engineering department of Wisconsin Public Service Corporation, a Company utility subsidiary ("WPSC") continually identifies chronic high outage areas through its service territory and develops plans to address associated reliability issues.

. Proposal 2 - Tariffs for the parallel generation - net energy billing policy of WPSC are already on the WPSC internet site. WPSC has also developed written materials which it routinely provides to customers requesting information on parallel generation. A team was established last summer to make this information more "customer friendly."

. Proposal 3 - The Public Service Commission of Wisconsin docket referred to in this proposal increased from 20 megawatts to 100 megawatts the exemption of new generating facilities from the requirement of a prior certificate of convenience and necessity. The exemption applies to any generation facilities an(l is not limited to co-generation [*54] facilities. WPS Power Development, Inc. ("PDI") and WPS Energy Services, Inc. ("ESI"), nonregulated energy subsidiaries of the Company, are actively pursuing co-generation opportunities in Wisconsin utilizing the additional flexibility provided by the broader exemption and are in ongoing discussions with a number of entities.

. Proposal 4 - Although it is unclear exactly what is meant by small-scale co-generation technologies, this may be a reference to facilities that not only produce electricity but also provide steam to the host entity or to distributed generation which involves small electric generation facilities often located at customer facilities. In either case, ESI and PDI are both pursuing opportunities to deploy small scale distributed generation facilities. WPSC has over the years pursued similar opportunities and is currently testing micro-turbine applications.

. Proposal 5 - The Company is unsure what is meant by off-peak powered phase change air conditioning technologies. If the reference is to thermal storage systems which create ice/ice slurry at night to run through air conditioning systems during peak day periods, WPSC has worked with customers on these and [*55] related technologies as part of its demand side management effort. These programs have now been turned over to the State of Wisconsin and are funded by the Public Benefits Fund. WPSC also engages in remote controlled load-shedding of air conditioners to control electric demand on high usage days.

. Proposals 6 and 7 - The Company and its subsidiaries have not pursued joint venturing with manufacturers because its subsidiaries have concluded that sufficient manufacturing capability already exists. The efforts of the Company's subsidiaries have been focused on finding solutions that will allow customers to utilize the technologies that are available.

. Proposal 8 - The Weston to Arrowhead transmission line was the best solution identified by the Wisconsin Reliability Assessment Organization (consisting of representatives of Wisconsin electric cooperatives and municipal and investor owned utilities as well as interested parties from outside Wisconsin who are affected by the constrained transmission system). This process included participation by the Staff of the Public Service Commission of Wisconsin. r Alternatives to this transmission line, including continuation of the status [*56] quo, have already been considered by the management of WPSC.

5. The primary purpose of the Proposal appears intended to question the need for and location of the proposed Arrowhead to Weston high voltage power line and Proposal 8 bears directly on this matter.

Whether this project proceeds and, if it proceeds, where the lines will be located are matters which to a certain extent are beyond the control of the Company. Therefore the Proposal may be excluded under Rule 14a-8(i)(6) since the Company would lack the power or authority to implement the object of the proposal.

Although the Company initiated the matter by filing an application with the Public Service Commission of Wisconsin (the "Public Service Commission"), for a certificate of convenience and necessity to construct the transmission line, whether or not the Arrowhead to Weston line is constructed and where it will be located will be determined by the Public Service Commission, a decision which will no doubt be subject to extensive judicial review. The law provides that the Public Service Commission may not approve construction of a high voltage transmission line, such as the proposed Arrowhead to Weston line, without [*57] first finding, among other things, that the line provides . usage, service or increased reliability benefits to the wholesale and retail utility customers in the state and the benefits of the line are reasonable in relation to its costs. The Company believes that the Arrowhead - Weston project meets these statutory requirements. Thus even if the Company were to withdraw the application, it would not necessarily end the project. Either the Public Service Commission could order the line built anyway, or another utility, the American Transmission Company, LLC (the "ATC"), could take over the project.

The Public Service Commission could order the line built under the power granted to it by the Wisconsin legislature through 1997 Act 204 and 1999 Act 9 (known as the "Reliability 2000 Law"). Portions of that legislation were designed to facilitate the identification and elimination of constraints in the intrastate and interstate electric transmission system that adversely affect the reliability of transmission service provided to electric customers. Pursuant to its statutory obligation, the Public Service Commission has completed a study of the limitations of the existing transmission system, [*58] including the restrictions on the "Western Interface" which connects the electrical system in Eastern Wisconsin with the systems to the West. The study confirmed that the constrained Western interface threatened electrical reliability not only in Eastern Wisconsin, but also throughout the Midwest region. The Arrowhead to Weston line is intended to eliminate this constraint by significantly increasing transfer capacity over the Western Interface. Under the Reliability 2000 Law, the Public Service Commission has the authority to issue an order requiring an investor-owned electric utility including the ATC to construct or procure the construction of specified transmission facilities that are necessary to relieve a constraint on the transmission system. Thus, even if the Company decided to withdraw its application for this project, the Public Service Commission could order it constructed.

Likewise, even if the Public Service Commission did not order the line constructed, another utility could apply to build the project. The likely candidate is the ATC, which is a newly organized single purpose transmission utility to which all of the major Wisconsin electric utilities are transferring [*59] their transmission facilities on or before January 1, 2001. The ATC could become involved in one of two ways. First, it has made an offer to purchase the Weston to Arrowhead Project from the Company. The offer expires April 1, 2001. If the offer is accepted by the Company, any recommendation at the May, 2001 annual meeting of shareholders that the Company management consider a plan to abandon the Arrowhead to Weston Project will be irrelevant - at that point the ATC would own and control the project. Second, even if the Company were to decide to abandon the project rather than sell it to the ATC, nothing would prevent ATC from proposing the project on its own and proceeding to attempt to build it.

With respect to routing issues, the Company can offer testimony and submit arguments regarding the best route for the line. However, if the Public Service Corporation decides to issue a certificate of public convenience and necessity ("CPCN") for the project, the Public Service Commission will also select the route from among the various options. The Public Service Commission may not agree with the Company's assessment of what routes would be the best. The Reliability 2000 Law requires that [*60] transmission facilities constructed to increase the transmission impact capability into Wisconsin shall use existing rights-of-way to the extent practicable and that routing and design of these facilities must minimize environmental impacts in a manner that is compliant with achieving reasonable electric rates. It is difficult to predict how the Public Service Commission will weigh those factors when considering the various route segments available.

Thus, even if the Company were to attempt to act on Proposal 8, there are substantial questions whether the implementation of the Proposal would have any practical effect.

6. The Proposal violates the proxy rules in that it contains statements which are materially false or misleading in violation of Rule 14a-9.

(a) The first clause of the recitals states that the Company's customers have experienced no power outages due to electricity shortages. The Company states that is not correct. Since 1997, WPSC has on numerous occasions interrupted electric service to air conditioners of customers that participate in WPSC's load control program and to large commercial and industrial customers that take service under one of WPSC's interruptible [*61] programs. The interruptions generally occur during the summer months and are due to electric supply shortages. Other utilities in Wisconsin and the Midwest experienced similar and even more severe problems during the summer of 1999.

(b) The third clause of the recitals states that the Arrowhead to Weston transmission line "has imposed significant negative affects upon the lives and livelihoods of r thousands of people within the proposed route area. Although it is true that some potentially affected landowners are quite concerned about the proposed project, as yet no land acquisition has occurred, no right-of-way has been cleared and no construction has commenced. Those activities will not occur until the Public Service Commission issues a CPCN and determines the actual route for the transmission line. The Public Service Commission has just commenced a series of hearings on the project. During those hearings, the Public Service Commission will solicit the input of all affected parties as part of the process pursuant to which it will determine whether to issue a CPCN, and, if so, on what route the line should be built.

(c) The Company questions the correctness of the statement in clause [*62] four of the recitals that the Arrowhead to Weston transmission line project is "casting a negative light upon the Company." There is no question that many potentially impacted property holders are vigorously opposing the project. The Company, however, states that it enjoys strong support for the project from state political leaders, its large customers, business groups, other utilities, cooperatives and Wisconsin's Energy Lifeline Coalition (which is a large, broad-based coalition of various business interests).

(d) The Company is aware of no basis for the assertion in clause five of the recitals that the Arrowhead to Weston Project is negatively impacting employee morale. In fact, the one current employee who testified at the public hearings (non-technical portion) appeared on behalf of one of WPSC's union locals and stated emphatically that the employees strongly support the project, and that the project will solve problems that now negatively affect employee morale.

(e) The statement in the sixth clause of the recital that the project will result in permanently defoliating approximately 4,500 acres is highly speculative. The project's impact on land will greatly depend upon the [*63] routes selected. Currently there are several routes being considered by the Public Service Commission of Wisconsin, some of which use existing corridors (like highway and railroad rights-of-way) more than others do. Moreover, although construction of the line will require removal of vegetation taller than 12 feet within the rightof-way, it will not result in either complete or permanent "defoliation" of the right-of-way. It is currently impossible to support the statement in the sixth clause of the recitals.

(f) The statement in the seventh clause recites that "thousands of candidate miles of existing transmission facilities that could be incrementally upgraded" to provide comparable transmission in a more reliable manner has no factual basis. Moreover, it ignores and is contrary to the determination of the Wisconsin Reliability Assessment Organization which identified constructing the Arrowhead to Weston transmission line (not upgrading existing facilities) as the best solution to Wisconsin's existing transmission problems.

(g) The ninth clause of the recitals states that there is "little or no spare generation capacity with which to charge the Arrowhead to Weston transmission line." [*64] The Company states that is not true and that WPSC has received proposals to buy more power but is unable to transmit the power to its market because of constraints in the east-west transmission interface.

(h) The Proposal is false and misleading in violation of Rule 14a-9 because it is confusing, vague and indefinite. The Commission has determined that a proposal could be omitted if it was "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric 'ompany (July 30, 1993). The Proposal asks management to consider developing some or all of eight specified plans. The nature and extent of such consideration is unspecified.

7. The Proposal in general and Proposal 7 in particular is designed to result in a benefit to Mr. Fuhiman or to further a personal interest of Mr. Fuhiman which is not shared by the other shareholders at large, and the Proposal may be excluded from the Company's proxy materials for its 2001 annual meeting.

Although the proposal to construct the [*65] Arrowhead to Weston transmission line has received substantial support in the State of Wisconsin, it has prompted intense and vocal opposition from property owners whose property is in the path of, or in proximity to, the proposed routes for the transmission line. Mr. Fuhlman is the co-owner of record of substantial real property in Rusk County, Wisconsin in proximity to one of the proposed transmission line routes. Prior to submitting the Proposal, Mr. Fuhlman had participated in the process by which the public was provided information about the project. On December 8, 2000, Mr. Fuhlman testified at the public hearing held by the Public Service Commission in Rusk County in opposition to construction of the line. During the public hearings, other Company shareholders testified in favor of the project.

Although the Proposal may relate to the Company in a general manner and does not on its face evidence Mr. Fuhlman's personal interest, the Proposal may nevertheless be excluded. The Commission has stated that proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from a company's proxy materials "if it is [*66] clear from the facts ... that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." Release No. 34-19 *135* (October 14, 1982). The Staff has indicated that this conclusion is applicable even if the proposal does not in itself relate specifically to the personal grievance. See SigmaAldrich C'orporation (available March 4, 1994) (proposal by terminated consultant). The Staff has stated "despite the fact that the proposal is directed in such a way that it may relate to matters which may be of general interest to all shareholders, it appears that the proponent is using the proposal as one of many tactics designed to redress an existing personal grievance against the company." Texaco, Inc. (available March 18, 1993) (proposal by dissident retailer to limit compensation paid to executives to not more than 25 times compensation paid to lowest paid employee); McDonald's Corporation (available March 23, 1992) (proposal by disgruntled franchisee to use the subjects of directors' qualifications and conflicts of interest as a surrogate). Accordingly, the Company intends to omit the Proposal on the basis that its submission [*67] is intended to further the personal interests of Mr. Fuhlman.

For the reasons set forth above, the Company believes that it may omit the Proposal from its proxy statement and proxy for its 2001 Annual Meeting.

In the event that the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response. If you would like to contact us directly, please call the undersigned at (414-297-5672).

Sincerely,

FOLEY & LARDNER

By Michael S. Nolan

ATTACHMENT 1

WPSR SHAREHOLDER PROPOSAL

WHEREAS tens of thousands of the company's customers have over the past several years experienced repeated multi-day power outages due to failing distribution equipment yet no outages due to electricity shortages.

WHEREAS the company is currently proposing to build a combination 96 strand fiber optic telecommunications / 345,000 volt electric transmission Arrowhead-to-Weston project (a/k/a Arrowhead-to-Weston).

WHEREAS Arrowhead-to-Weston has generated great controversy and has imposed significant negative affects upon the lives and livelihoods of thousands of people within the proposed [*68] route area.

WHEREAS Arrowhead-to-Weston is casting a negative light upon the company, effecting damage upon the brand. WHEREAS Arrowhead-to-Weston is negatively affecting employee morale.

WHEREAS Arrowhead-to-Weston will pennanently defoliate approximately 4500 acres of pristine public and private lands across within the proposed route area.

WHEREAS there currently exist within Wisconsin thousands of candidate miles of existing transmission facilities that could be incrementally upgraded to provision the same or greater overall transmission capacity in a more reliable maimer and thus require no new right-of-way development.

WHEREREAS Arrowhead-to-Weston cannot produce electricity by itself.

WHEREAS it is popular perception that virtually all of North America is said to currently suffer an electricity shortage such that there is little or no spare generation capacity with which to charge Arrowhead-to-Weston. WHEREAS if Arrowhead-to-Weston were built, it will likely carry electricity generated by expanded Manitoba Hydro facilities and expanded coal fired power plants in North Dakota. Incentivizing Manitoba Hydro to further expand hydroelectric generation will likely result [*69] in additional damage to a significant North American boreal environment. Incentivizing construction of additional North Dakota plants will likely increase mercury deposition in the Great Lakes and northern Wisconsin waters.

THEREFORE be it resolved that by casting an APPROVAL vote for this resolution, shareholders of the company are respectfully asking management to consider developing some or all of the following.

1) A plan to identil' chronic high outage service areas and to effect remedial actions as quickly as possible to restore reliable electric service for the respective customers.

2) A plan to document the company's existing Parallel Generation / Net Energy Billing (a/k/a netmetering) policy in a customer friendly format and deploy such documentation on the company's website in an readily obvious manner.

3) A plan to improve the overall energy efficiency of existing commercial and industrial customers by leveraging PSC/W Rule: 1AC-183 to construct new cogeneration capacity.

4) A plan to improve the overall energy efficiency of private and public sector building customers by deploying small-scale cogeneration technologies.

5) A plan to improve the overall energy [*70] efficiency of customers by deploying off peak powered phase change air conditioning technologies.

6) A plan to develop a joint venture to manufacture small-scale cogeneration technologies within Wisconsin.

7) A plan to develop a joint venture to manufacture off peak powered phase change air conditioning technologies within Wisconsin.

8) A plan to abandon the Arrowhead-to-Weston venture and withdraw the associated application for a CPCN currently before the PSC/W.

Respectfully Submitted,
Phillip F. Fuhlman 16 November 2000

ATTACHMENT 2

Phillip F. Fuhlman

521 Kelly Drive

Golden Valley, MN 55427

TEL: 763-595-0200 FAX: 763-595-8340

12 December 2000

Mr. Barth J. Wolf
WPS Resources Corporation
700 North Adams Street
P.O. Box 19001
Green Bay, WI 54307-9001

Dear Mr. Wolf,

Thank you for your letter dated 30 November 2000 regarding my shareholder proposal.

While I have yet to receive a copy of the 14a-8 paragraph (j) submission to the SEC that you described, I am aware that the United States Securities and Exchange Commission rule 14a-8 concerning shareholder proposals states that each shareholder may submit one proposal per proxy cycle, with a length limit of 500 [*71] words. I have submitted only one proposal containing less than 500 words. Therefore, I believe that I am within both the spirit and the intent of rule 14a-8. However, you indicated in your letter that you perceived that I submitted more than one proposal. I believe that if you give my proposal another review you will find that it contains only one *THEREFORE* clause:

> *"THEREFORE be it resolved that by casting an APPROVAL vote for this resolution, shareholders of the company are respectfully asking management to consider..."*

Note my use of the singular form of the word *resolution.* In the event the proposal is approved, management is only obligated to *consider* the balance of the proposal (which management can do in a very short period of time). In effect, the proposal represents nothing more than a nonbinding referendum, which I believe, is in keeping with both the spirit and the intent of 14a-8. I can find no specification or restriction pertaining to the format of the *THEREFORE* clause in rule 14a-8.

In light of these facts, I believe it reasonable to dismiss as baseless your assertion that my resolution contains multiple proposals.

In the second paragraph [*72] of your letter you enumerated several other assertions for excluding my proposal, but supplied no data to substantiate your assertions. Since your assertions lack substantiation, I must conclude that you have no substantiation to exclude my proposal. Be aware that on 8 December 2000 I discussed several of the points contained in my resolution in sworn testimony before the Wisconsin Public Service Commission at which WPSR counsel was present. When given the opportunity to cross examine me, WPSR counsel - with the support of a number of WPSR technical representatives present throughout my testimony - chose instead to stand mute.

The contemporary Electric Service Provider finds its industry in a state of change and upheaval, perhaps even crisis. Fortunate is the entrepreneur who encounters crisis, for in it he finds the essence of opportunity. Going forward, WPSR has two choices. WPSR can remain a small player in a large game, its future preordained, to eventually be discretized and subsumed. Or WPSR can become a *firstmover* - invent its own game where it can make the rules and become the hunter not the hunted.

Mr. Wolf, at the close of trading today, my WPSR shares are worth [*73] over $ 34000. I have no interest in financial suicide. I believe that a unique set of events have been visited upon both of us. Cover for change is a luxury that can come from where you least expect it, from sources you would have never dreamed. I know that by working together we can help WPSR grasp these extraordinary opportunities.

I look forward to presenting the proposal at the 2001 WPSR annual meeting.

Sincerely,

Phillip F. Fuhlman - Shareholder
521 Kelly Drive
Golden Valley, MN 55427
TEL: 763-595-0200 FAX: 763-595-8340

ATTACHMENT 3

WPS Resources Corporation

700 North Adams Street

P.O. Box 19001

Green Bay, WI 54307-9001

November 30, 2000

Mr. Phillip F. Fuhlman
521 Kelly Drive
Golden Valley, MN 55427

Dear Mr. Fuhlman:

By this letter WPS Resources Corporation ("WPSR") acknowledges that on November 21, 2000, WPSR received your letter of November 16, 2000 and accompanying shareholder proposal. In accordance with paragraph (f) of Securities Exchange Commission Rule 14a-8 under the Securities Exchange Act of 1934 (the "Rule"), we hereby notify you that in our view your proposal does not satisfy a procedural requirement of the Rule. Paragraph (c) of the Rule states [*74] that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." Your "proposal" consists of eight distinct proposals. WPSR intends to exclude your proposals from the proxy statement and proxy for its 2001 annual meeting of shareholders. Please be advised that under paragraph (f) of the Rule you have 14 calendar days from the date that you receive this letter to respond to WPSR. Your response must be postmarked, or transmitted electronically, to the undersigned (bwolf@wpsr.com) no later than 14 days from the date you receive this letter.

WPSR intends to make a submission to the Securities and Exchange Commission pursuant to paragraph U) of the Rule specifying its reasons for excluding your proposal from its proxy statement and proxy for its 2001 annual meeting. WPSR will simultaneously provide you with a copy of this submission. It is WPSR's position that your proposal in its present form may be excluded from its proxy statement and proxy for its 2001 annual meeting because of the deficiency noted above, as well as for various reasons specified in paragraph (i) of the Rule, including the following: (1) The proposals are improper under [*75] the laws of the State of Wisconsin; (2) the proposals relate to the redress of a personal grievance; (3) the proposals deal with matters relating to WPSR's ordinary business operations; and (4) WPSR through its subsidiary, Wisconsin Public Service Corporation, has already substantially implemented most of the proposals.

Yours truly,

WPS RESOURCES CORPORATION

Barth J Wolf
Secretary and
Manager-Legal Services

ATTACHMENT 4

Philip F. Fuhlman

521 Kelly Drive

Golden Valley, MN 55427

TEL: 763-595-0200

FAX: 763-595-8340

16 November 2000

Barth J. Wolf
Secretary and Manager -- Legal Services
WPS Resources Corporation
P. O. Box 19001
Green Bay, WI 54307-9001

Mr. Wolf,

Attached please find a shareholder resolution I am respectfully submitting for inclusion in the W7PS Resources Corporation 2001 Proxy Statement.

At present I own 1015 shares of coimnon stock in the WPS Resources Corporation.

Per the Securities and Exchange Commission Shareholder Proposal rules, I have owned at least $ 2000 of WPS Resources Corporation common stock since 1 August 1999.

Per the Securities and Exchange Commission Shareholder Proposal rules, I intend to continue to hold this position through [*76] the WPS Resources Corporation 2001 Annual Meeting, and expect to add to the position in the interim.

All of the shares of WPS Resources Corporation I own are held in street name by a broker. Per the Securities and Exchange Commission Shareholder Proposal rules, attached please find a letter of confirmation from that broker, Quick & Reilly. Prior to transferring my WI'S shares to Quick & Reilly, said shares were also held in street name under cover of a Suretrade account. Therefore I have also included a copy of a nearby Suretrade statement. I expect you and WI'S Resources Corporation to treat my account information (cx. account numbers) in a confidential manner.

Should you have any questions. please feel free to contact me at the address I have listed below.

Sincerely,

Philip F. Fuhlman

Legal Topics:

For related research and practice materials, see the following legal topics:
Business & Corporate LawCorporationsShareholdersMeetings & VotingVoting SharesProxy AgreementsEnergy & Utilities LawElectric Power IndustryElectricity Distribution & TransmissionGeneral OverviewEnergy & Utilities LawElectric Power IndustryState RegulationGeneral Overview

THE · NATHAN · CUMMINGS · FOUNDATION

RECEIVED
2008 JAN 15 PM 3: 08
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 14, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Pulte Homes, Inc. to omit shareholder proposal submitted by The Nathan Cummings Foundation and several co-sponsors

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, The Nathan Cummings Foundation (the "Foundation") and several co-sponsors (together, the "Proponents") submitted a shareholder proposal (the "Proposal") to Pulte Homes, Inc. ("Pulte" or the "Company"). The Proposal asks Pulte's board to report to shareholders on the feasibility of developing policies that will minimize the Company's impacts on climate change, with a focus on reducing greenhouse gas emissions from Pulte's products and operations.

By letter dated December 28, 2007, Pulte stated that it intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2008 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so. Pulte argues that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), which allows a company to exclude a proposal that "deals with a matter related to the company's ordinary business operations." Because Pulte has not met its burden of proving that the Proposal is excludable, its request for relief should be denied.

At the outset, Pulte concedes that the Proposal's language "suggest[s] a focus primarily on significant social policy issues"—mitigating climate change. Nonetheless, Pulte claims that the Proposal is excludable because it focuses on "internal assessments of costs and potential revenues or losses related to Pulte's choice of products, raw materials and technologies." In Pulte's view, the Proposal is excludable because it asks for a cost/benefit analysis and because it deals with the Company's choice of products and technologies. Neither of these characterizations is accurate.

In Staff Legal Bulletin 14C ("SLB 14C"), the Staff clarified the circumstances under which a company can rely on the ordinary business exclusion to omit a proposal

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

relating to the environment or public health on the grounds that it asks for an evaluation of risks and benefits. SLB 14C states:

> In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole. To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

The Proposal does not ask Pulte to "engag[e] in an internal assessment of the risks or liabilities that the company faces as a result of its operations" that contribute to climate change. The Proposal contains no language suggesting a cost/benefit analysis or asking Pulte to quantify the potential liabilities or risks Pulte faces as a result of its operations' environmental impacts.

That the Proposal asks Pulte to report on the "feasibility" of adopting policies to minimize the Company's impact on climate change does not compel a conclusion that the Proposal seeks a cost/benefit analysis, as Pulte urges. Something is feasible when it is "capable of being done or carried out," "capable of being used or dealt with successfully" or "reasonably likely."[1] In CVS Corp., the Staff rejected an argument similar to the one Pulte makes here, refusing to allow exclusion of a proposal asking the company to evaluate the feasibility of reformulating its private label products to eliminate certain chemicals and encouraging or requiring manufacturers or distributors of other cosmetics products sold in CVS to do the same. CVS had argued that the proposal sought an "evaluation of risk" and was thus excludable under the reasoning set forth in SLB 14C.

The Proposal focuses on Pulte reducing or eliminating harm to the environment and reporting to shareholders on how this might be possible. The bulk of the supporting statement is devoted to a discussion of greenhouse gas emissions and the contributions of residential buildings to climate change.

Implementation of the Proposal could assume many forms, none of which would require cost/benefit analysis or risk assessment. For example, Pulte might respond by describing available technologies or measures and setting forth its opinion of how likely each one would be to garner acceptance from Pulte's homebuyers. Pulte might outline the geographical distribution of its homebuilding operations and discuss how it could adapt its practices in various regions to reduce greenhouse gas emissions. None of these discussions would require cost/benefit analysis.

---

[1] See Merriam-Webster definition at http://www.m-w.com/dictionary/feasibility.

Moreover, the Proposal does not attempt to micromanage the Company's choice of products or technologies, as Pulte claims. Unlike some of the proposals in the determinations cited by Pulte, which asked the companies to stop selling certain products, the Proposal simply asks Pulte to report on possible avenues for reducing the Company's impact on climate change.

Similarly, the Proposal does not try to control Pulte's choice of technologies, which was the case in the proposals Pulte cites. On this point, Pulte also argues that the report requested in the Proposal would be too complex and difficult for shareholders to understand. However, the "wide array of considerations" Pulte cites, including choice of suppliers, cost and pricing considerations, customer demand, current market conditions and other competitive factors, are very similar to if not exactly the same as matters regularly discussed in corporate annual reports.

Further, some companies have already begun reporting on their efforts to mitigate climate change. For example, Kimberly-Clark's sustainability report, published on its web site, quantifies its greenhouse gas emissions, describes measures the company is taking to reduce them and discusses energy efficiency issues.[2] 3M provides similar information in its sustainability report.[3] Institutional investors and the Investor Network on Climate Risk, an organization of investors with $4 trillion in assets under management,[4] have been engaging in sophisticated and high-level dialogues with companies about their strategies for dealing with climate change.

All of these facts, coupled with the high level of support received by climate change shareholder proposals in 2007—just under 20% on average and 39.5% at Allegheny Energy[5]--demonstrate that shareholders are capable of understanding the climate change issue and measures companies are taking or considering taking to mitigate their contributions to climate change. Indeed, the Proponents would not have submitted the Proposal if they did not believe that they and many other shareholders would benefit from having the information in the requested report.

In sum, the Proposal falls comfortably within the class of proposals described in SLB 14C as not being excludable on ordinary business grounds. There is no dispute that the subject of reducing a company's contribution to global climate change implicates a significant social policy issue.[6] The Proposal does not ask for a cost/benefit analysis or risk assessment, nor does it seek to micro-manage the Company's product selection or

---

[2] See http://www.kimberly-clark.com/aboutus/Sustainability/sustainability_pg35.aspx and http://www.kimberly-clark.com/aboutus/Sustainability/sustainability_pg34.aspx.

[3] See http://solutions.3m.com/wps/portal/3M/en_US/global/sustainability/management/climate-change-energy/.

[4] See http://www.incr.com/NETCOMMUNITY/Page.aspx?pid=198&srcid=-2.

[5] See Riskmetrics Group, "2007 Postseason Report," at 35-36 (Oct. 2007) (available at http://www.riskmetrics.com/pdf/2007PostSeasonReportFINAL.pdf).

[6] See, e.g., Unocal Corporation (publicly available Feb. 23, 2004) (declining to allow exclusion of a proposal asking the company to report on "how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions"); Reliant Resources Inc. (publicly available Mar. 5, 2004) (same).

choice of technologies. Accordingly, Pulte should not be permitted to exclude the Proposal in reliance on the ordinary business exclusion.

If you have any questions or need anything further, please do not hesitate to call me at (212) 787-7300. The Foundation appreciates the opportunity to be of assistance in this matter.

Very truly yours,

Laura J. Shaffer
Director of Shareholder Activities

cc: Michael S. Sigal
Sidley Austin LLP
Fax # 312-853-7036

SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN
CHICAGO, IL 60603
(312) 853 7000
(312) 853 7036 FAX

msigal@sidley.com
(312) 853-7602

January 28, 2008

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Pulte Homes, Inc. ("Pulte" or the "Company"), we are submitting this letter in response to the January 14, 2008 letter (the "Proponent Letter") submitted by The Nathan Cummings Foundation ("Nathan Cummings"). A copy of the Proponent Letter is attached hereto as Appendix A.

On December 28, 2007, we submitted a letter (the "Request Letter") in which we requested that the staff of the Division of Corporation Finance (the "Staff") take no enforcement action if, in reliance upon Rule 14a-8(i)(7), Pulte omits from the proxy materials it intends to distribute in connection with its 2008 Annual Meeting of Shareholders (the "2008 Proxy Materials") a shareholder proposal and statement in support thereof (the "Proposal") received from Nathan Cummings, as lead filer, Domini Social Investments, as co-filer, Providence Trust, as co-filer, the General Board of Pension and Health Benefits of the United Methodist Church, as co-filer, and SEIU Master Trust, as co-filer (collectively, the "Proponents"). The Proponent Letter was the Proponents' response to the Request Letter.

Pulte is of the view that Nathan Cummings' arguments, as set forth in the Proponent Letter, mischaracterize the Company's arguments in the Request Letter and oversimplify the nature of the Proposal. Pulte therefore continues to believe that it may exclude the Proposal from the 2008 Proxy Materials in reliance upon Rule 14a-8(i)(7).

In the Proponent Letter, Nathan Cummings asserts that the Proposal "contains no language suggesting a cost/benefit analysis...." Pulte disagrees with this assertion and believes that the Proposal would require a cost/benefit analysis. For example, Nathan Cummings states in the Proponent Letter that the Proposal's request could be satisfied by Pulte "describing available technologies" and determining "how likely each one would be to garner acceptance from Pulte's homebuyers." The likelihood that technologies would not be accepted by Pulte's homebuyers is, by its very nature, a cost/benefit analysis and risk assessment. In addition, the Proponent Letter cites the definition of "feasibility" in detail, including stating that something is "feasible" when, among other things, it is "capable of being used or dealt with successfully." Determining whether something is "capable of being used or dealt with successfully" inherently involves a cost/benefit analysis. Any such determination requires consideration not only of whether the proposed change is physically capable of being carried out, but also consideration of the associated costs relative to the anticipated benefits. As stated in the Request Letter, determinations of this nature are clearly within Pulte's ordinary business operations and are precisely the kind of tasks that are fundamental to management's ability to run the Company.

Moreover, Pulte disagrees with the assertion contained in the Proponent Letter that "the Proposal does not attempt to micromanage the Company's choice of products or technologies...." The Proposal requests that Pulte investigate the feasibility of developing policies that will minimize the impact upon climate change from the Company's products and operations. As a homebuilder, Pulte does not operate manufacturing or similar facilities that directly impact the environment (as is the case for companies in industries like those of Kimberly-Clark or 3M). Instead, the most significant manner in which Pulte may minimize its impact upon climate change is by producing homes that are more energy efficient. This out of necessity involves Pulte's choice of products, building materials and building technologies. As stated in the Request Letter, analysis of this nature involves consideration of a complex array of factors, including highly technical mechanical and structural issues associated with the use of new materials and technologies in view of local building codes, zoning requirements and other requirements of local municipalities, as well as choice of suppliers, cost and pricing considerations, evaluation of customer demand for specific products, evaluation of current market conditions and other competitive factors upon which shareholders, as a group, would not be in a position to make an informed judgment.

In addition, in response to Pulte's stated belief that the Proposal involves a cost/benefit analysis, Nathan Cummings suggests in the Proponent Letter that Pulte might implement the Proposal by providing one of a variety of reports, such as "outlin[ing] the geographical distribution of its homebuilding operations and discuss[ing] how it could adapt its practices in various regions to reduce greenhouse gas emissions." Pulte believes that the Proposal's request for a report discussing how Pulte "could adapt its practices" is deceptively simple. Any discussion of how Pulte might alter its building techniques or adopt new building materials is not so simple as merely determining whether alternate building materials could be used; rather, such an analysis is inherently complex and involves considerations of a highly technical nature, as explained in the Request Letter. Complex analyses of this nature are part of Pulte's ordinary business operations and as such, are excludable pursuant to Rule 14a-8(i)(7).

Pulte also believes that Walgreen Co. (Oct. 13, 2006), which was issued after the release of the CVS Corporation (Mar. 3, 2006) letter that Nathan Cummings cites in the Proponent Letter, is informative. In Walgreen Co., the shareholder proposal, which was similar to the shareholder proposal in CVS Corporation, requested a report that Walgreen Co. argued would have required it to engage a staff of scientists and various other experts to produce a specialized and complex scientific report, similar to what the Proposal requests of Pulte. The Staff allowed Walgreen Co. to exclude the shareholder proposal pursuant to Rule 14a-8(i)(7).

For the reasons discussed above and in the Request Letter, Pulte respectfully reiterates its request for confirmation that the Staff will not recommend enforcement action if Pulte omits the Proposal from the Company's 2008 Proxy Materials.

If you have any questions or need additional information, please contact the undersigned. We appreciate your attention to this request.

Very truly yours,

Michael S. Sigal

Michael S. Sigal

Enclosures

cc: The Nathan Cummings Foundation
475 Tenth Avenue
14th Floor
New York, New York 10018
Attn: Laura J. Shaffer
Fax: (212) 787-7377

Domini Social Investments
536 Broadway
7th Floor
New York, New York 10012-3915
Attn: Karen Shapiro
Fax: (212) 217-1101

Providence Trust
515 SW 24th Street
San Antonio, Texas 78207-4619
Attn: Sr. Madonna Sangalli, CDP
Fax: (210) 431-9965

SIDLEY AUSTIN LLP
SIDLEY

cc: General Board of Pension and Health Benefits of the United Methodist Church
1201 Davis Street
Evanston, Illinois 60201-4118
Attn: Vidette Bullock Mixon
Fax: (847) 475-5061

SEIU Master Trust
11 Dupont Circle, N.W.
Suite 900
Washington, D.C. 20036-1202
Attn: Stephen Abrecht
Fax: (202) 842-0046

Mr. Steven M. Cook
Vice President, General Counsel and Secretary
Pulte Homes, Inc.
100 Bloomfield Hills Parkway
Suite 300
Bloomfield Hills, Michigan 48304

Appendix A

THE · NATHAN · CUMMINGS · FOUNDATION

January 14, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Pulte Homes, Inc. to omit shareholder proposal submitted by The Nathan Cummings Foundation and several co-sponsors

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, The Nathan Cummings Foundation (the "Foundation") and several co-sponsors (together, the "Proponents") submitted a shareholder proposal (the "Proposal") to Pulte Homes, Inc. ("Pulte" or the "Company"). The Proposal asks Pulte's board to report to shareholders on the feasibility of developing policies that will minimize the Company's impacts on climate change, with a focus on reducing greenhouse gas emissions from Pulte's products and operations.

By letter dated December 28, 2007, Pulte stated that it intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2008 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so. Pulte argues that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), which allows a company to exclude a proposal that "deals with a matter related to the company's ordinary business operations." Because Pulte has not met its burden of proving that the Proposal is excludable, its request for relief should be denied.

At the outset, Pulte concedes that the Proposal's language "suggest[s] a focus primarily on significant social policy issues"—mitigating climate change. Nonetheless, Pulte claims that the Proposal is excludable because it focuses on "internal assessments of costs and potential revenues or losses related to Pulte's choice of products, raw materials and technologies." In Pulte's view, the Proposal is excludable because it asks for a cost/benefit analysis and because it deals with the Company's choice of products and technologies. Neither of these characterizations is accurate.

In Staff Legal Bulletin 14C ("SLB 14C"), the Staff clarified the circumstances under which a company can rely on the ordinary business exclusion to omit a proposal

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

relating to the environment or public health on the grounds that it asks for an evaluation of risks and benefits. SLB 14C states:

> In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole. To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

The Proposal does not ask Pulte to "engag[e] in an internal assessment of the risks or liabilities that the company faces as a result of its operations" that contribute to climate change. The Proposal contains no language suggesting a cost/benefit analysis or asking Pulte to quantify the potential liabilities or risks Pulte faces as a result of its operations' environmental impacts.

That the Proposal asks Pulte to report on the "feasibility" of adopting policies to minimize the Company's impact on climate change does not compel a conclusion that the Proposal seeks a cost/benefit analysis, as Pulte urges. Something is feasible when it is "capable of being done or carried out," "capable of being used or dealt with successfully" or "reasonably likely."[1] In CVS Corp., the Staff rejected an argument similar to the one Pulte makes here, refusing to allow exclusion of a proposal asking the company to evaluate the feasibility of reformulating its private label products to eliminate certain chemicals and encouraging or requiring manufacturers or distributors of other cosmetics products sold in CVS to do the same. CVS had argued that the proposal sought an "evaluation of risk" and was thus excludable under the reasoning set forth in SLB 14C.

The Proposal focuses on Pulte reducing or eliminating harm to the environment and reporting to shareholders on how this might be possible. The bulk of the supporting statement is devoted to a discussion of greenhouse gas emissions and the contributions of residential buildings to climate change.

Implementation of the Proposal could assume many forms, none of which would require cost/benefit analysis or risk assessment. For example, Pulte might respond by describing available technologies or measures and setting forth its opinion of how likely each one would be to garner acceptance from Pulte's homebuyers. Pulte might outline the geographical distribution of its homebuilding operations and discuss how it could adapt its practices in various regions to reduce greenhouse gas emissions. None of these discussions would require cost/benefit analysis.

---

[1] See Merriam-Webster definition at http://www.m-w.com/dictionary/feasibility.

Moreover, the Proposal does not attempt to micromanage the Company's choice of products or technologies, as Pulte claims. Unlike some of the proposals in the determinations cited by Pulte, which asked the companies to stop selling certain products, the Proposal simply asks Pulte to report on possible avenues for reducing the Company's impact on climate change.

Similarly, the Proposal does not try to control Pulte's choice of technologies, which was the case in the proposals Pulte cites. On this point, Pulte also argues that the report requested in the Proposal would be too complex and difficult for shareholders to understand. However, the "wide array of considerations" Pulte cites, including choice of suppliers, cost and pricing considerations, customer demand, current market conditions and other competitive factors, are very similar to if not exactly the same as matters regularly discussed in corporate annual reports.

Further, some companies have already begun reporting on their efforts to mitigate climate change. For example, Kimberly-Clark's sustainability report, published on its web site, quantifies its greenhouse gas emissions, describes measures the company is taking to reduce them and discusses energy efficiency issues.[2] 3M provides similar information in its sustainability report.[3] Institutional investors and the Investor Network on Climate Risk, an organization of investors with $4 trillion in assets under management,[4] have been engaging in sophisticated and high-level dialogues with companies about their strategies for dealing with climate change.

All of these facts, coupled with the high level of support received by climate change shareholder proposals in 2007—just under 20% on average and 39.5% at Allegheny Energy[5]--demonstrate that shareholders are capable of understanding the climate change issue and measures companies are taking or considering taking to mitigate their contributions to climate change. Indeed, the Proponents would not have submitted the Proposal if they did not believe that they and many other shareholders would benefit from having the information in the requested report.

In sum, the Proposal falls comfortably within the class of proposals described in SLB 14C as not being excludable on ordinary business grounds. There is no dispute that the subject of reducing a company's contribution to global climate change implicates a significant social policy issue.[6] The Proposal does not ask for a cost/benefit analysis or risk assessment, nor does it seek to micro-manage the Company's product selection or

---

[2] See http://www.kimberly-clark.com/aboutus/Sustainability/sustainability_pg35.aspx and http://www.kimberly-clark.com/aboutus/Sustainability/sustainability_pg34.aspx.

[3] See http://solutions.3m.com/wps/portal/3M/en_US/global/sustainability/management/climate-change-energy/.

[4] See http://www.incr.com/NETCOMMUNITY/Page.aspx?pid=198&srcid=-2.

[5] See Riskmetrics Group, "2007 Postseason Report," at 35-36 (Oct. 2007) (available at http://www.riskmetrics.com/pdf/2007PostSeasonReportFINAL.pdf).

[6] See, e.g., Unocal Corporation (publicly available Feb. 23, 2004) (declining to allow exclusion of a proposal asking the company to report on "how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions"); Reliant Resources Inc. (publicly available Mar. 5, 2004) (same).

choice of technologies. Accordingly, Pulte should not be permitted to exclude the Proposal in reliance on the ordinary business exclusion.

If you have any questions or need anything further, please do not hesitate to call me at (212) 787-7300. The Foundation appreciates the opportunity to be of assistance in this matter.

Very truly yours,

Laura J. Shaffer
Director of Shareholder Activities

cc: Michael S. Sigal
Sidley Austin LLP
Fax # 312-853-7036

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 11, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pulte Homes, Inc.
Incoming letter dated December 28, 2007

The proposal requests that the board provide a climate change report on the feasibility of Pulte Homes developing policies that will minimize its impacts upon climate change, with a focus on reducing greenhouse gas emissions from its products and operations.

We are unable to concur in your view that Pulte Homes may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Pulte Homes may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

William A. Hines
Special Counsel

END